Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

IVORY PARENT, LLC,

IVORY REIT, LLC,

and

STORE CAPITAL CORPORATION

Dated as of September 15, 2022

i

ii

Exhibit A – Form of Company Counsel Tax Opinion

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of September 15, 2022, by and among Ivory Parent, LLC, a Delaware limited liability company (“Parent”), Ivory REIT, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), and STORE Capital Corporation, a Maryland corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in Section 1.1.

RECITALS

A. The parties wish to effect a business combination in which the Company will be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger pursuant to the Maryland General Corporation Law (the “MGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”) and, pursuant to which each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (other than the Excluded Shares (as defined below)) shall be converted into the right to receive cash as set forth herein, upon the terms and conditions of this Agreement.

B. The board of directors of the Company (the “Company Board”) has unanimously (i) approved this Agreement, the Merger and the other Transactions (as defined below), (ii) determined and declared that this Agreement and the consummation of the Merger and the other Transactions substantially upon the terms set forth in this Agreement are advisable and in the best interests of the Company and its stockholders and directed that the Merger be submitted for consideration at a special meeting of the holders of Company Common Stock, and (iii) resolved to recommend that the holders of Company Common Stock approve the Merger.

C. Concurrently with the execution and delivery of this Agreement, and as an inducement to each party’s willingness to enter into this Agreement, an Affiliate (as defined below) of G Sponsor (as defined below) and OS Sponsor (as defined below), together with its affiliates, managed funds and accounts, are each entering into an equity financing commitment letter in favor of the Parent Parties and, with respect to the guarantee of certain obligations of the Parent Parties under this Agreement, in favor of the Company (together, including all exhibits, schedules, annexes and amendments thereto as of the date of this Agreement, the “Equity Commitment Letters”), pursuant to which such entities have committed, subject to the terms and conditions therein, to invest in, or pay to, Parent the respective amounts set forth therein.

D. Concurrently with the execution and delivery of this Agreement, and as an inducement to each party’s willingness to enter into this Agreement, the Parent has delivered an executed copy of (i) a commitment letter, dated as of September 15, 2022, among Parent and the Debt Financing Sources (as defined below) party thereto (including all exhibits, schedules and annexes thereto, the “Debt Commitment Letter” and, together with the Equity Commitment Letters, the “Financing Commitment Letters”), pursuant to which, and subject to the terms and conditions therein, the Debt Financing Sources party thereto have committed to lend the amounts set forth therein to the borrowers described therein for the purpose of funding a portion of the amounts required to fund the Merger and the other Transactions, and (ii) redacted fee letters, dated as of September 15, 2022, among Parent and the Debt Financing Sources party thereto, related to the Debt Financing (as defined below) (collectively, the “Fee

Letters” and, together with the Debt Commitment Letter, the “Debt Financing Documents”; and the Debt Financing Documents, together with the Equity Commitment Letters, the “Financing Commitments”), with the fee letters customarily redacted with respect to fee amounts, pricing caps and other economic provisions (including “flex” provisions), so long as none of the redacted terms would adversely affect the availability of the Debt Financing at Closing (as defined below) or allow the Debt Financing Sources to reduce the amount of funding to be provided at and for the Closing under the Debt Financing from the amount set forth in the Debt Commitment Letter as of the date hereof, or the conditions on which such funding is available at Closing, in the case of each of the foregoing, except as permitted under Section 5.12.

E. Parent, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Parent and Merger Sub and to approve this Agreement and the consummation of the Merger and the other Transactions by Parent and Merger Sub.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

(a) As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms no more favorable in any material respect to the counterparty thereto than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions); provided, however, that such confidentiality agreement may contain provisions that permit the Company to comply with the provisions of Article 5.

“Acquired Companies” means the Company and each of its Subsidiaries, collectively.

“Acquisition Inquiry” means an inquiry, indication of interest or request for information or discussions from a Third Party that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.

“Acquisition Proposal” means any proposal or offer from any Third Party relating to, in a single transaction or series of related transactions: (i) any direct or indirect acquisition or issuance (whether by merger, consolidation or otherwise) of twenty percent (20%) or more of any class of the equity interests in the Company (by vote or by value) by any Third Party; (ii) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction that would result in any Third Party acquiring assets (including capital stock of or interest in any Subsidiary or Affiliate of the Company) representing, directly or indirectly, twenty percent (20%) or more of the consolidated assets of the Acquired Companies, taken as a whole (as determined on a fair market value basis (including Indebtedness secured solely by such assets)); (iii) the acquisition (whether by merger, consolidation, equity investment, share exchange, joint venture or otherwise) by any Third Party, directly or indirectly, of any class of equity interest in any Entity that holds assets representing, directly or indirectly, twenty percent (20%) or more of the consolidated assets of the Acquired Companies, taken as a whole (as determined on a book value basis (including Indebtedness secured solely by such assets)); (iv) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization, sale or purchase or other similar transaction involving the Company, or any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning twenty percent (20%) or more of the outstanding shares of Company Common Stock (or any class of voting securities of the Company); (v) any other transaction or series of related transactions pursuant to which any Third Party proposes to acquire control of assets of any Acquired Company having a fair market value equal to or greater than twenty percent (20%) of the fair market value of all of the assets of the Acquired Companies, taken as a whole, immediately prior to such transaction; or (vi) any combination of the foregoing.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, (i) the Parent Parties and their respective Subsidiaries shall not be deemed to be Affiliates of the Acquired Companies, (ii) the Acquired Companies shall not be deemed to be Affiliates of the Parent Parties, and (iii) no portfolio company affiliated with either Sponsor (excluding the Parent Parties and their Subsidiaries) shall be deemed to be Affiliates of the Parent Parties and their Subsidiaries.

“Antitrust Law” means any antitrust, unfair competition, merger or acquisition notification, or merger or acquisition control Law under any applicable jurisdictions, whether federal, state, local or foreign.

“Business Day” means any day other than a Saturday, Sunday or a day on which the SDAT or all banking institutions in New York, New York, Baltimore, Maryland or Singapore are authorized or obligated by Law or executive order to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (including any changes in state or local law that are analogous to provisions of the CARES Act or adopted to conform to the CARES Act) and any legislative or regulatory guidance issued pursuant thereto.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CFIUS Approval” means (i) CFIUS has concluded that none of the Transactions are “covered transactions” and not subject to review under the DPA; (ii) CFIUS has issued a written notice that it has completed a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the Transactions, and has concluded all action under the DPA; or (iii) CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision and (x) the President has announced a decision not to take any action to suspend or prohibit the Transactions, or (y) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen (15) days from the earlier of the date the President received such report from CFIUS or the end of the investigation period.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each “employee benefit plan”, as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and each other compensation and benefit arrangement, including stock bonus, stock purchase, stock option, restricted stock, stock appreciation right or other equity or equity-based, deferred-compensation, employment, consulting, retirement, welfare-benefit, bonus, incentive, commission, change in control, retention, severance, separation, vacation, paid time off, or fringe benefit or other benefit or compensation plan, policy, program, Contract, arrangement or agreement sponsored, maintained or contributed or required to be contributed to by the Acquired Companies or with respect to which any Acquired Company has any Liability.

“Company Compensatory Award” means outstanding shares of Company Restricted Stock and outstanding Company Performance Units.

“Company Disclosure Schedule” means the Company Disclosure Schedule, dated the date hereof, delivered by the Company to Parent prior to or simultaneously with the execution of this Agreement.

“Company Equity Incentive Plan” means each of the Company’s 2015 Omnibus Equity Incentive Plan and the Company’s 2012 Long-Term Incentive Plan, in each case, including any amendments.

“Company Leases” means each lease, sublease and/or other agreement (including any amendment(s) or other modification(s) thereto) pursuant to which any of the Acquired Companies leases or subleases (in each case, whether as landlord, sublandlord, or in a similar capacity) any Company Property to another Person.

“Company Material Adverse Effect” means, with respect to the Company, any Effect that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, (i) has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets, properties or results of operations of the Acquired Companies, taken as a whole, or (ii) does or would reasonably be expected to prevent or materially impair the ability of the Company to timely consummate the Merger prior to the End Date; provided that, for purposes of clause (i), in no event shall any of the following, alone or in combination, or any Effect to the extent any of the foregoing results from any of the following, be taken into account in determining whether there shall have occurred a Company Material Adverse Effect: (A) changes in the price or trading volume of the Company Common Stock or changes in the ratings or ratings outlook of any of the Acquired Companies; (B) any failure by the Company to meet, or any changes to, published revenue, earnings or other financial projections, or any failure by the Company to meet any internal budgets, plans or forecasts of revenue, earnings or other financial projections, in and of itself (provided that the exceptions in this clause (B) and in clause (A) shall not in any way prevent or otherwise affect a determination that any Effect underlying such failures has resulted in, or contributed to, a Company Material Adverse Effect if not otherwise excluded hereunder); (C) changes in general business, economic or political conditions in the United States or any other country or region in which the Acquired Companies conduct business; (D) conditions in the financial, credit, banking, capital or currency markets in the United States or any other country or region in which the Acquired Companies conduct business, or changes therein, including (1) changes in interest rates in the United States or any other country or region in which the Acquired Companies conduct business and changes in exchange rates for the currencies of any countries in which the Acquired Companies conduct business, and (2) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in which the Acquired Companies conduct business; (E) changes in conditions in the industries in which the Acquired Companies conduct business, including changes in conditions in the real estate industry generally; (F) acts of armed hostilities, war, sabotage or terrorism, including cyber-terrorism (including any outbreak, escalation or general worsening of any such acts) in the United States or any other country or region in the world; (G) the existence, occurrence or continuation of any earthquakes, hurricanes, tropical storms, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or acts of God or weather conditions in the United States or any other country or region in the world, any national, international or regional calamity or any outbreak of illness, epidemic, pandemic or other disease outbreak (including COVID-19) or any COVID Measures or other restrictions imposed by a Governmental Entity to the extent relating to, or arising out of, any outbreak of illness, epidemic, pandemic or other disease outbreak (including COVID-19), or any escalation of the foregoing; (H) the entry into or the announcement, pendency or performance of this Agreement or the Transactions or the consummation of any Transactions, including (1) the identity of Parent and its Affiliates, (2) by reason of any communication by Parent or any of its Affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Acquired Companies following the Closing, (3) the failure to obtain any Third Party consent in connection with the Transactions, (4) any condition or requirement of or arising from the CFIUS Approval, and (5) the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, franchisors, managers, lenders, suppliers, vendors, business partners, employees or any other Persons (provided, however, that this clause (H) shall not apply to any inaccuracy in the representations and warranties set forth in Section 3.18(a) (or Section 6.2(a) as it relates to Section 3.18(a))); (I) (1) any action taken to which Parent has in writing expressly approved, consented to or requested, (2) the taking of any action expressly required by, this Agreement, or (3) the failure to take any action expressly prohibited by this Agreement; and (J) changes in Law (or the interpretation thereof); (K) changes in GAAP or other accounting standards (or the interpretation thereof); (L) Transaction Litigation; provided, that, in each of the foregoing clauses (C), (D), (E), (F), (G), (J) and (K), such Effects referred to therein may be taken into account to the extent that the Company is disproportionately affected relative to other companies in the industry in which the Acquired Companies operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect.

“Company Termination Fee” means an amount equal to $274,000,000, except that the Company Termination Fee shall be an amount equal to $137,000,000 in the event this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) prior to the Cut-Off Time in order to enter into a definitive agreement with an Excluded Party providing for the implementation of a Superior Proposal.

“Confidentiality Agreement” means, together, the Non-Disclosure Agreement, dated as of April 19, 2022, between the Company and an Affiliate of G Sponsor, and the letter agreement, dated as of July 20, 2022, between the Company, an Affiliate of G Sponsor and OS Sponsor.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, mortgage, indenture, deed of trust, debenture, note, option, warrant, warranty, purchase order, license, Permit, franchise, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID Measures” means any quarantine, “shelter in place,”, “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, guideline or recommendation by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Coronavirus Response Act (Pub. L. 116-127).

“Credit Facility” means that certain unsecured revolving credit facility of up to $600,000,000 pursuant to the Second Amended and Restated Credit Agreement, dated as of June 3, 2021, by and among the Company, as borrower, and the lenders party thereto.

“Cut-Off Time” means 11:59 p.m., Eastern time, on October 20, 2022; provided that, if such original Cut-Off Time would be during (i) a Notice of Change Period with respect to the Company’s intention to terminate this Agreement pursuant to Section 7.1(d)(ii) to enter into a definitive agreement with respect to a Qualified Proposal that the Company Board has determined (in accordance with Section 5.2(f)) constitutes a Superior Proposal, or (ii) an Excluded Party Notice Period, then the Cut-Off Time shall be extended, solely with respect to the Excluded Party making the Qualified Proposal, to 11:59 p.m., Eastern time, on (A) in the case of clause (i), the last day of the Excluded Party Notice Period immediately following such Notice of Change Period, or (B) in the case of clause (ii), the date that is the last day of such Excluded Party Notice Period.

“Debt Financing Borrower” means each entity identified as a “Debt Financing Borrower” in Section 1.1(a) of the Company Disclosure Schedule.

“Debt Financing Source Parties” means the Debt Financing Sources and their respective Affiliates and any of their respective direct or indirect, former, current or future stockholders, managers, members partners, directors, officers, employees, agents, advisors, other representatives, in each case in their capacities as such, or any successors or assignees of any of the foregoing.

“Debt Financing Sources” means (i) the commitment parties that are a party, as of the date hereof, to the Debt Commitment Letter that has been delivered to the Company in accordance with Section 4.6, and (ii) the Persons, in their respective capacities as such, that have committed to provide or have otherwise entered into agreements (including the Debt Commitment Letter, any Alternative Financing Debt Commitment Letter, or any Debt Financing Agreements), in each case, in connection with all or any portion of the Debt Financing or Alternative Financing (in each case, other than the Equity Financing) in connection with the Merger and the other Transactions, and any joinder agreements, indentures or credit agreements entered into pursuant thereto, together with their Affiliates, or any successors or assignees of any of the foregoing (it being understood that the Sponsors, Parent, Merger Sub and each of their respective Affiliates shall not constitute “Debt Financing Sources” for any purposes hereunder).

“DPA” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations issued and effective thereunder.

“Effect” means any effect, change, event, occurrence, circumstance or development.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

“Environmental Claims” means any investigation, Legal Proceedings or Orders alleging potential Liability arising out of (i) the release or threatened release of any Hazardous Materials, or (ii) any violation or alleged violation of any Environmental Law.

“Environmental Law” means any Law concerning pollution or protection of the environment or human health (as it relates to the exposure to Hazardous Materials), including any Law relating to the manufacture, handling, transport, use, treatment, storage, disposal or release of any Hazardous Materials.

“Environmental Permits” means all Permits required to be obtained by each Acquired Company in connection with its business under applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Party” means any Person or group of Persons from whom the Company or any of its Representatives has received a bona fide written Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, which written Acquisition Proposal the Company Board has determined in good faith prior to the No-Shop Period Start Date (after consultation with its outside legal counsel and financial advisors) constitutes or could reasonably be expected to lead to a Superior Proposal (a “Qualified Proposal”); provided that a Person or group of Persons shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to any Excluded Party shall cease to apply with respect to such Person or group of Persons) upon the earliest to occur of the following (i) such Acquisition Proposal made by such Person or group of Persons prior to the No-Shop Period Start Date expires, is withdrawn or is terminated (it being understood that any amendment, modification or replacement of such Acquisition Proposal shall not, in and of itself, be deemed a withdrawal, termination or expiration of such Acquisition Proposal), (ii) in the case of a group, if the Persons in such group, as of the time the group submitted the Qualified Proposal that most recently rendered such group an Excluded Party, cease to constitute in the aggregate at least 75% of the equity financing (measured by voting power or value) of such group, unless the remainder of such equity financing is to be provided by Persons who were themselves in a group of Persons that was an Excluded Party prior to the No-Shop Period Start Date, (iii) such Acquisition Proposal, in the good faith determination of the Company Board (after consultation with its outside legal counsel and financial advisors) no longer constitutes or would no longer reasonably be expected to lead to a Superior Proposal, and (iv) the Cut Off Time.

“Excluded Party Notice Period” means, with respect to an Excluded Party, the period of three (3) days ending at 11:59 p.m., Eastern time, on such third (3rd) day commencing upon the expiration of a Notice of Change Period with respect to the Company’s intention to terminate this Agreement pursuant to Section 7.1(d)(ii) to enter into a definitive agreement with respect to a Qualified Proposal (as such proposal may be amended, modified or replaced) which was submitted by such Excluded Party.

“G Sponsor” means GIC (Realty) Private Limited.

“GAAP” means U.S. generally accepted accounting principles.

“Government Official” means any officer or employee of a Governmental Entity, including state-owned Entities, or of a public organization or any Person acting in an official capacity for or on behalf of any Governmental Entity or public organization.

“Governmental Entity” means any federal, domestic, foreign, territorial, state or local governmental authority of any nature (including any government and any governmental agency, instrumentality, tribunal or commission, or any subdivision, department or branch of any of the foregoing) or body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Hazardous Materials” means any material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Environmental Law, including, but not limited to, petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, mold, fungi and other substances.

“Indebtedness” means, as to the Acquired Companies, without duplication, all (i) indebtedness of the Acquired Companies for borrowed money, (ii) obligations of the Acquired Companies evidenced by notes, debentures or similar instruments, (iii) obligations of the Acquired Companies under leases required to be treated as capitalized leases in accordance with GAAP, (iv) obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction to the extent such letters of credit, banker’s acceptances or similar credit transactions have been drawn upon, (v) net obligations of the Acquired Companies in respect of interest rate, currency and other obligations, swaps, hedges or similar arrangements, (vi) obligations of the Acquired Companies to guarantee any of the foregoing types of payment obligations on behalf of any Person other than the Acquired Companies, and (vii) all outstanding prepayment premium obligations of the Acquired Companies, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (i) through (v); provided that, for clarification, Indebtedness shall not include “trade debt” or “trade payables”. Notwithstanding the foregoing, Indebtedness does not include any intercompany obligations between or among the Acquired Companies which are wholly owned.

“Intervening Event” means any material change in circumstances that, in each case, occurred or arose after the date hereof that materially affects the business, assets or operations of the Acquired Companies, taken as a whole, which (i) was not known to or reasonably foreseeable by, or, if known, the material consequences of which were not known to or reasonably foreseeable by, the Company Board prior to the execution of this Agreement, and (ii) becomes known to the Company Board prior to the Company Stockholder Approval; provided, however, that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (A) the receipt by the Company of, or the existence or terms of, an Acquisition Proposal or Acquisition Inquiry or any matter relating thereto or consequence thereof, (B) any matter relating to the Parent Parties, the Sponsors or their respective Affiliates; or (C) the fact that, in and of itself, the Company meets or exceeds any internal or public projections or forecasts or estimates of revenues, earnings or other financial results for any period (provided, that the underlying causes thereof shall not be excluded by this clause (C)).

“IRS” means the Internal Revenue Service.

“Knowledge of Parent”, or “to Parent’s Knowledge”, whether or not capitalized, or any similar expression used with respect to the Parent Parties, means the actual knowledge of the individuals set forth in Section 1.1(a) of the Parent Disclosure Schedule.

“Knowledge of the Company”, or “to the Company’s Knowledge”, whether or not capitalized, or any similar expression used with respect to the Company, means the actual knowledge of the individuals set forth in Section 1.1(a) of the Company Disclosure Schedule.

“Law” shall mean any federal, state, local or foreign statute, law, regulation, requirement, interpretation, Permit, license, approval, authorization, decision, directive, decree, rule, ruling, Order, ordinance, code, policy or rule of common law of any Governmental Entity, including any judicial or administrative interpretation thereof.

“Legal Proceeding” means any lawsuit, court action, arbitration or other court proceeding.

“Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, those arising under any Contract or undertaking and those arising as a result of any act or omission.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, right of first refusal, preemptive right, community property right or other similar adverse restriction in respect of such property or asset.

“made available to Parent” means that such information, document or material was: (i) publicly available on the SEC EDGAR database prior to the execution of this Agreement; (ii) delivered to Parent or Parent’s Representatives via electronic mail or in hard copy form prior to the execution of this Agreement; or (iii) made available for review by Parent or Parent’s Representatives prior to 8:00 p.m. Eastern time on the day prior to the date of this Agreement in the virtual data room maintained by the Company in connection with the Merger.

“Master Indenture” means that certain Eighth Amended and Restated Indenture (as further amended, restated, supplemented or otherwise modified from time to time), dated as of June 29, 2021, among STORE Master Funding I, LLC, STORE Master Funding II, LLC, STORE Master Funding III, LLC, STORE Master Funding IV, STORE Master Funding V, LLC, STORE Master Funding VI, LLC, STORE Master Funding VII, LLC, STORE Master Funding XIV, LLC, STORE Master Funding XIX, LLC and STORE Master Funding XX, LLC, as issuers (collectively, the “Co-Issuers”), and Citibank, N.A., as indenture trustee (the “Master Indenture Trustee”).

“Master Servicing Agreement” means that certain Seventh Amended and Restated Property Management and Servicing Agreement (as further amended, restated, supplemented or otherwise modified from time to time), dated as of June 29, 2021, among, the Co-Issuers, each joining party thereto, the Company, as property manager and special servicer, KeyBank National Associated, as back-up manager, and the Master Indenture Trustee.

“NYSE” means the New York Stock Exchange.

“Order” means any writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Entity.

“Organizational Documents” means, with respect to any Entity, (i) if such Entity is a corporation, such Entity’s certificate or articles of incorporation and other charter documents, bylaws and similar organizational documents, as amended and in effect on the date hereof, (ii) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended and in effect on the date hereof, (iii) if such Entity is a trust, such Entity’s declaration of trust, bylaws and similar organizational documents, as amended and in effect on the date hereof, and (iv) if such Entity is a limited partnership, such Entity’s certificate of limited partnership, partnership agreement and similar organizational documents, as amended and in effect on the date hereof.

“OS Sponsor” means Oak Street Real Estate Capital, LLC.

“Parent Disclosure Schedule” means the Parent Disclosure Schedule, dated the date hereof, delivered by Parent to the Company prior to or simultaneously with the execution of this Agreement.

“Parent Material Adverse Effect” means, with respect to the Parent Parties, any Effect that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, does or would reasonably be expected to prevent or materially impair the ability of the Parent Parties to consummate the Merger or the Transactions by the End Date.

“Parent Termination Fee” means an amount equal to $503,000,000.

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Public Law 107-56), as amended from time to time, and the rules and regulations promulgated thereunder.

“Permitted Liens” means (i) Liens disclosed or reflected on the consolidated balance sheet of the Company as of June 30, 2022, and the footnotes thereto, set forth in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2022, (ii) Liens for Taxes, assessments and other governmental levies, fees or charges that are not due and payable as of the Closing Date, or that are being contested in good faith and for which sufficient reserves have been established in accordance with GAAP, (iii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business that are not due and payable as of the Closing Date, or that are being contested in good faith and for which sufficient reserves have been established in accordance with GAAP, (iv) zoning, building codes and other land use Law regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such real property that are not violated by the current use or occupancy of real property or the operation of the business thereon or which do not, and would not reasonably be expected to, (individually and/or in the aggregate) materially impair the marketability, value or use and enjoyment of such real property, (v) conditions, covenants, restrictions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property owned or leased by the Company which are disclosed on existing title reports or existing surveys or which would be shown on current title reports or current surveys performed by Parent as of the date hereof and the existence of which does not, and would not reasonably be expected to, (individually and/or in the aggregate) materially impair the marketability, value or use and enjoyment of such real property, (vi) Liens imposed by Law that are not violated by the current use or occupancy of real property or the operation of the business thereon or which do not, and would not reasonably be expected to, (individually and/or in the aggregate) materially impair the marketability, value or use and enjoyment of such real property, (vii) rights of tenants or other parties in possession, without any right of first refusal, right of first offer or other option to purchase any Company Property (or any portion thereof), (viii) title to any portion of any owned or leased real property lying within the boundary of any public or private road, easement or right of way that are not violated by the current use or occupancy of real property or the operation of the business thereon or which do not, and would not reasonably be expected to, (individually and/or in the aggregate) materially impair the marketability, value or use and enjoyment of such real property, and (ix) deposits or pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable.

“Person” means any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint stock company, syndicate, association, Entity, unincorporated organization or government, or any political subdivision, agency or instrumentality thereof.

“Property Data Tape” means the property data tape of the Company, dated as of June 30, 2022.

“Representatives” means, with respect to any Person, the trustees, directors, officers, employees, agents, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity and, in the case of Parent, its financing sources.

“Requested Company Properties” means those Company Properties set forth on Section 3.6(a)-1 of the Company Disclosure Schedule.

“Sanctions” means any economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any U.S. Governmental Entity (including OFAC), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solvent”, when used with respect to any Person, means that, as of any date of determination, (i) the amount that the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the sum of the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable Liabilities of such Person on its existing debts (including contingent and other Liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its Liabilities, including contingent and other Liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

“Sponsors” means, together, G Sponsor and OS Sponsor.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal Entity of which (i) such Person (either directly or through or together with another Subsidiary of such Person) owns more than 50% of the voting interests or value of such corporation, partnership, limited liability company, joint venture or other legal Entity, or (ii) the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Subsidiary REIT” means any Subsidiary that for the applicable period has filed an election under Section 856(c) of the Code to be taxed as a REIT or otherwise intended (or intends) to qualify as a REIT for the applicable period.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all of the references to twenty percent (20%) included in the definition of Acquisition Proposal increased to fifty percent (50%) for purposes of this definition) that: (i) includes a proposed Alternative Acquisition Agreement with respect thereto or confirms in writing that any purchase agreement in connection therewith will be on substantially the same terms as this Agreement, and is not withdrawn; (ii) is made by a Third Party that did not result from a breach of Section 5.2; (iii) is on terms that the Company Board (or a committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, would result, if consummated, in a transaction that is more favorable to the holders of Company Common Stock (solely in their capacity as such) from a financial point of view than the Merger, taking into consideration, among other things, all of the terms and conditions of such Acquisition Proposal and this Agreement (including any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination as set forth in Section 5.2(g)); and (iv) is reasonably likely to be completed in accordance with its terms, in each case taking into account all legal, financial, financing, regulatory approvals, conditionality, identity of the Third Party making the Acquisition Proposal, certainty and likelihood of closing, breakup fee provisions and other aspects of such Acquisition Proposal and this Agreement that the Company Board (or a committee thereof) deems relevant (including any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination as set forth in Section 5.2(g)).

“Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local, foreign or other income, branch profits or other profits, gross receipts, property, sales, use, license, lease, franchise, employment, escheat, payroll, premium, estimated, withholding, stamp, recording, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax or similar charge of any kind whatsoever, however denominated, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any Governmental Entity, and including any obligations to indemnify or otherwise assume or succeed to the tax Liability of another Person.

“Tax Protection Agreements” means any Contract to which any of the Acquired Companies is a party pursuant to which: (i) any liability to holders of equity of a Subsidiary of the Company relating to Taxes may arise and give rise to an indemnity obligation by any of the Acquired Companies, whether or not as a result of the consummation of the Transactions; or (ii) in connection with the deferral of income Taxes of a holder of equity of a Subsidiary of the Company, any Acquired Company has agreed to (A) maintain a minimum level of debt or continue a particular debt or allow a partner or member to guarantee any debt, (B) retain or not dispose of assets for a period of time that has not since expired, (C) make or refrain from making Tax elections, (D) operate (or refrain from operating) in a particular manner, (E) only dispose of assets in a particular manner, (F) use (or refrain from using) a specific method of taking into account book tax disparities under Section 704(c) of the Code with respect to one or more properties, and/or (G) use (or refrain from using) a particular method of allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code.

“Tax Return” means any return, report, declaration, document or similar filing or statement filed or required to be filed with respect to any Tax (including any amendment thereof and any attached schedules or other attached documents), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party” means any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than the Company or the Parent Parties, or any Affiliates thereof.

“Transaction Litigation” means any claim or Legal Proceeding (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of, against or otherwise involving any of the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to this Agreement, the Merger or any of the Transactions or disclosures related to the Transactions (including any such claim or Legal Proceeding based on allegations that the Company’ entry into this Agreement or the terms and conditions of this Agreement or any of the Transactions constituted a breach of the fiduciary duties of any member of the Company Board or any officer of the Company).

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code, include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“Unsecured Term Loan” means the Term Loan Agreement, dated as of April 28, 2022, by and among the Company, as borrower, and the lenders named therein.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Acquisitions	Section 5.1(b)(viii)
Affiliates	Section 4.5
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.2(e)
Alternative Financing	Section 5.12(c)
Alternative Financing Debt Commitment Letter	Section 5.12(c)
Applicable Investment	Section 5.19
Applicable Investor	Section 5.19
Articles of Merger	Section 2.3(b)
Assumption Transactions	Section 5.13(a)
Bankruptcy and Equity Exception	Section 3.8(c)
Capitalization Date	Section 3.3(a)
Certificate	Section 2.5(a)(i)
Change in Recommendation	Section 5.2(e)
Chosen Courts	Section 8.5
Closing	Section 2.3(a)
Closing Date	Section 2.3(a)
Co-Issuers	Section 1.1(a)
Company	Preamble
Company Board	Recital B
Company Board Recommendation	Section 3.16(a)
Company Common Stock	Recital A
Company Financial Statements	Section 3.4(b)
Company Intellectual Property	Section 3.14(a)
Company Material Contract	Section 3.8(b)
Company Performance Unit Dividends	Section 2.7(b)
Company Performance Units	Section 2.7(b)
Company Properties	Section 3.6(a)
Company Property	Section 3.6(a)
Company Restricted Stock	Section 2.7(a)
Company SEC Documents	Section 3.4(a)
Company Stockholder Approval	Section 3.16(a)
Company Terminating Breach	Section 7.1(c)(i)
Continuing Employee	Section 5.8(a)
Contracting Party	Section 8.11(c)
Debt Commitment Letter	Recital D

Debt Financing	Section 4.6(b)
Debt Financing Agreements	Section 5.12(a)(i)
Debt Financing Documents	Recital D
DLLCA	Recital A
DSOS	Section 2.3(b)
End Date	Section 7.1(b)(i)
Equity Commitment Letters	Recital C
Equity Financing	Section 4.6(a)
Equity Syndication	Section 5.19
Evercore	Section 3.19
Exchange Agent	Section 2.6(a)
Exchange Fund	Section 2.6(a)
Excluded Shares	Section 2.5(a)(ii)
FCPA	Section 3.9(c)
Fee Letters	Recital D
Financing	Section 4.6(b)
Financing Commitment Letters	Recital D
Financing Commitments	Recital D
Financing Indemnitees	Section 5.13(e)
Funding Obligations	Section 4.6(c)
Goldman Sachs	Section 3.19
Indemnified Party	Section 5.9(b)
Indemnified Party Proceeding	Section 5.9(b)
Lease Form	Section 3.6(c)
Master Indenture Trustee	Section 1.1(a)
Maximum Amount	Section 5.9(a)
Merger	Recital A
Merger Certificate	Section 2.3(b)
Merger Consideration	Section 2.5(a)(i)
Merger Effective Time	Section 2.3(b)
Merger Sub	Preamble
MGCL	Recital A
Non-Recourse Party	Section 8.11(c)
No-Shop Period Start Date	Section 5.2(a)
Noteholder Consent and Rating Condition	Section 5.13(d)
Notice of Change in Recommendation	Section 5.2(g)
Notice of Change Period	Section 5.2(g)
OFAC	Section 4.11
Parent	Preamble
Parent Expenses	Section 7.3(c)(ii)
Parent Liability Cap	Section 8.11(c)
Parent Parties	Preamble
Parent Terminating Breach	Section 7.1(d)(i)
Permits	Section 3.9(a)
President	Section 1.1(a)
Proxy Statement	Section 5.3(a)

PSA Form	Section 3.6(c)
QRS	Section 3.11(a)
Qualified Proposal	Section 1.1(a)
Qualifying Income	Section 7.4(a)
Real Property Acquisition Agreement	Section 3.8(b)(v)
Recovery Costs	Section 7.3(c)(ii)
REIT	Section 3.11(a)
Required Financial Information	Section 5.13(a)(iii)
SDAT	Section 2.3(b)
Specific Performance Conditions	Section 8.11(a)
Stockholders Meeting	Section 5.3(c)
Surviving Entity	Section 2.1
Takeover Statutes	Section 3.22
Transfer Taxes	Section 5.16(b)
TRS	Section 3.11(a)

Section 1.2 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Parts, Exhibits and Schedules are to Articles, Sections, Parts, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The word “or” is not exclusive. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended from time to time. References to “$” and “dollars” are to the currency of the United States. Accounting terms used, but not specifically defined, in this Agreement shall be construed in accordance with GAAP. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of the definition of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States. Except as otherwise specifically indicated, references to “party” or “parties” shall be to a party or parties to this Agreement.

ARTICLE 2

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MGCL and the DLLCA, at the Merger Effective Time (as defined below), the Company shall be merged with and into Merger Sub, and the separate existence of the Company shall thereupon cease. Merger Sub will continue as the surviving Entity in the Merger (Merger Sub, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

Section 2.2 Effect of the Merger. The Merger shall have the effects provided in this Agreement, the Articles of Merger (as defined below) and the Merger Certificate (as defined below), and as set forth in the applicable provisions of the MGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Entity.

Section 2.3 Closing; Merger Effective Time.

(a) The closing of the Merger (the “Closing”) shall take place (i) by electronic exchange of documents and signatures at 10:00 a.m., Eastern time, as soon as practicable (and, in any event, within three (3) Business Days) following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), or (ii) at such physical location or on such date and time as may be agreed to in writing by Parent and the Company; provided that, unless otherwise agreed in writing by Parent, the Closing shall not take place prior to February 1, 2023. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, Merger Sub and the Company shall (i) duly execute and file articles of merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (“SDAT”) in accordance with the Laws of the State of Maryland, (ii) cause a certificate of merger (the “Merger Certificate”) to be executed, acknowledged and filed with the Delaware Secretary of State (the “DSOS”) in accordance with the DLLCA, and (iii) make any other filings, recordings or publications required to be made by the Company or Merger Sub in connection with the Merger, in each case, in a form reasonably acceptable to Parent and Merger Sub. The Merger shall become effective upon the later of (x) the date and time at which the Articles of Merger have been filed with, and accepted for record by, the SDAT, (y) the filing of the Merger Certificate with the DSOS, or (z) such other date and time as is agreed between the parties hereto and specified in the Articles of Merger and Merger Certificate (such date and time being hereinafter referred to as the “Merger Effective Time”).

(c) Unless otherwise agreed, the parties shall cause the Merger Effective Time to occur on the Closing Date.

Section 2.4 Organizational Documents; Members; Officers. At the Merger Effective Time, unless otherwise jointly determined by Parent and the Company prior to the Merger Effective Time:

(a) the name of the Surviving Entity shall be “STORE Capital, LLC”;

(b) the certificate of formation and operating agreement of Merger Sub, except to the extent amended by the Merger Certificate to change the name of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be the certificate of formation and the operating agreement, respectively, of the Surviving Entity until, subject to Section 5.9, amended in accordance with applicable Law; and

(c) from and after the Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (A) Parent shall be the sole member of the Surviving Entity entitled to such rights, duties and obligations as are more fully set forth in the operating agreement of the Surviving Entity, and (B) the officers of the Company immediately prior to the Merger Effective Time shall be the initial officers of the Surviving Entity.

Section 2.5 Merger Consideration; Effect on Company Common Stock.

(a) At the Merger Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of Company Common Stock:

(i) Each share of Company Common Stock, issued and outstanding immediately prior to the Merger Effective Time (other than the Excluded Shares and shares of Company Common Stock to be cancelled or converted pursuant to Section 2.7(a)), shall be automatically cancelled and converted into the right to receive an amount in cash equal to $32.25 per share of Company Common Stock (the “Merger Consideration”), without interest. At the Merger Effective Time, all of the shares of Company Common Stock (other than the Excluded Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each certificate representing ownership of the Company Common Stock (other than the Excluded Shares) or any book-entry shares or book-entry units representing Company Common Stock (other than the Excluded Shares) (each such certificate, book-entry share or book-entry unit, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration therefor upon the surrender of such, without interest, and each Certificate formerly representing shares of Company Common Stock (other than the Excluded Shares), shall thereafter only represent the right to receive the payment to which reference is made in Section 2.6.

(ii) Each share of Company Common Stock issued and outstanding immediately prior to the Merger Effective Time and then held by the Company, the Parent Parties or any of their respective wholly-owned Subsidiaries (collectively, the “Excluded Shares”), if any, shall be cancelled and retired and shall cease to exist, and no consideration shall be paid, nor shall any right inure or be made with respect thereto in connection with or as a consequence of the Merger.

(iii) Each unit of limited liability company interest in Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be unaffected by the Merger and shall remain outstanding as limited liability company interests of the Surviving Entity held by Parent and G Sponsor and its Affiliates.

(b) Without duplication of the effects of Section 2.5(a), if, between the date hereof and the Merger Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the amount of cash into which each share of Company Common Stock is converted in the Merger shall be adjusted to provide the holders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing set forth in this Section 2.5(b) shall be construed to (i) permit the Company or Parent or any of their respective Subsidiaries to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement, or (ii) supersede or in any way limit the prohibitions set forth in Section 5.1.

Section 2.6 Payment of Merger Consideration.

(a) Prior to the Merger Effective Time, (i) Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent with respect to the Merger (the “Exchange Agent”), and (ii) Parent shall deposit, or shall cause to be deposited, with the Exchange Agent cash in an amount sufficient in the aggregate to enable the Exchange Agent to make payments of the Merger Consideration to holders of shares of Company Common Stock outstanding immediately prior to the Merger Effective Time pursuant to Section 2.5(a) (the “Exchange Fund”). The Exchange Agent shall make payments of the Merger Consideration out of the Exchange Fund in accordance with this Agreement and the Articles of Merger. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Entity.

(b) Within five (5) Business Days after the Merger Effective Time, Parent and the Surviving Entity shall cause the Exchange Agent to, in accordance with, and as required by the Exchange Agent’s customary procedures, mail to each holder of record of a Certificate or Certificates that, immediately prior to the Merger Effective Time, represented outstanding Company Common Stock whose shares were converted into the right to receive or be exchanged for the Merger Consideration pursuant to Section 2.5(a): (i) a form of letter of transmittal (mutually approved by Parent and the Company) and (ii) instructions for use in effecting the surrender of Certificates previously representing such Company Common Stock in exchange for payment therefor. Parent shall ensure that, upon surrender to the Exchange Agent of each such Certificate (or an affidavit of loss in lieu of a Certificate pursuant to Section 2.6(d)), together with a properly executed letter of transmittal, the holder of such Certificate (or, under the circumstances described in Section 2.6(e), the transferee of the Company Common Stock previously represented by such Certificate) shall promptly receive in exchange therefor the amount of cash to which such holder (or transferee) is entitled pursuant to Section 2.5(a). Exchange of book-entry shares or book-entry units representing Company Common Stock shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry.

(c) On or after the first anniversary of the Merger Effective Time, the Surviving Entity shall be entitled to cause the Exchange Agent to deliver to the Surviving Entity any funds made available by Parent to the Exchange Agent which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to Parent and the Surviving Entity with respect to the cash amounts payable upon surrender of their Certificates. Neither the Exchange Agent nor the Surviving Entity shall be liable to any holder of a Certificate for any amount properly paid to a public official pursuant to any applicable abandoned property or escheat Law. Any amounts remaining unclaimed by holders of the Certificates, book-entry shares or book-entry units immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(d) If any Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, to the reasonable satisfaction of Parent and the Exchange Agent and the taking of such actions as may be reasonably requested by the Exchange Agent, including, if required by the Surviving Entity or the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made with respect to such Certificates, the Merger Consideration, as applicable, payable in respect thereof pursuant to Section 2.5(a) hereof, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the cash amount payable in respect thereof pursuant to this Agreement.

(e) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made with respect to such Company Common Stock to a transferee of such Company Common Stock if the Certificate (if applicable) previously representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents reasonably required by the Exchange Agent to evidence and effect such transfer and to evidence that any applicable stock transfer taxes relating to such transfer have been paid.

(f) As of the Merger Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any shares of Company Common Stock outstanding immediately prior to the Merger Effective Time on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article 2 upon surrender of any Certificates (or automatically in the case of book-entry shares of Company Common Stock) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificates. From and after the Merger Effective Time, the holders of shares of Company Common Stock outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided for herein or by applicable Law. If, after the Merger Effective Time, Certificates representing such shares of Company Common Stock are presented to the Surviving Entity for transfer, they shall be cancelled and exchanged as provided in this Agreement.

(g) After the Closing Date, the Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Entity. Any interest and other income resulting from such investments shall be paid to the Surviving Entity. Until the termination of the Exchange Fund, to the extent that there are losses with respect to such investments, or the cash portion of the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Surviving Entity shall promptly replace or restore the cash portion of the Exchange Fund lost through investments or other events so as to ensure that the cash portion of the Exchange Fund is, at all times, maintained at a level sufficient to make all such payments.

Section 2.7 Company Compensatory Awards.

(a) Treatment of Company Restricted Stock. Immediately prior to the Merger Effective Time, each outstanding award of restricted shares of Company Common Stock (“Company Restricted Stock”) granted pursuant to the Company Equity Incentive Plans shall automatically become fully vested and all restrictions and repurchase rights thereon shall lapse, and thereafter all shares of Company Common Stock represented thereby shall be considered outstanding for all purposes of this Agreement and subject to the right to receive an amount in cash equal to the Merger Consideration (less required withholdings as provided in Section 2.10).

(b) Treatment of Company Performance Units. Immediately prior to the Merger Effective Time, outstanding awards of restricted share units with respect to shares of Company Common Stock (“Company Performance Units”) granted pursuant to the Company Equity Incentive Plans shall automatically become earned and vested as set forth on Section 2.7(b) of the Company Disclosure Schedule, and thereafter shall be cancelled and, in exchange therefor, each holder of any such cancelled vested Company Performance Unit shall cease to have any rights with respect thereto, except the right to receive as of the Merger Effective Time, in consideration for the cancellation of such vested Company Performance Unit and in settlement therefor, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of so-determined earned performance shares subject to such vested Company Performance Units, without interest (less required withholdings as provided in Section 2.10). In addition, on the Closing Date, the Company shall pay each holder of Company Performance Units an amount equal to all accrued and unpaid cash dividends that would have been paid on the number of so-determined earned shares of Company Common Stock subject to such Company Performance Units as if they had been issued and outstanding from the date of grant up to, and including, the Merger Effective Time (such dividend amounts, the “Company Performance Unit Dividends”) (less required withholdings as provided in Section 2.10).

(c) Further Action. At or prior to the Merger Effective Time, the Company Board (or, if appropriate, any authorized committee thereof) shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 2.7.

(d) Termination of Company Equity Incentive Plans. As of the Merger Effective Time, each Company Equity Incentive Plan shall terminate, and the Company shall ensure that following the Merger Effective Time, no participant in the Company Equity Incentive Plans or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Entity or any Subsidiary thereof.

(e) Parent Funding. At the Merger Effective Time, Parent and/or Merger Sub shall deposit with the Surviving Entity cash in the amount necessary, together with the other funds of the Surviving Entity, to make the payments required under this Section 2.7 (together with the employer portion of Taxes payable in respect thereof), other than the Company Performance Unit Dividends, and Parent shall cause the Surviving Entity to make the payments required under this Section 2.7 through the Surviving Entity’s payroll within five (5) Business Days after the Company Merger Effective Time, or at such later time as necessary to avoid a violation and/or adverse Tax consequences under Section 409A of the Code.

Section 2.8 Appraisal Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or other Transactions.

Section 2.9 Further Action. If, at any time after the Merger Effective Time, any further action is necessary to carry out the purposes of this Agreement, the officers of the Surviving Entity and Parent shall (in the name of Merger Sub, in the name of the Company or otherwise) take such action.

Section 2.10 Withholding of Tax. Each of Parent, the Company, Merger Sub, the Surviving Entity, any Affiliate thereof and the Exchange Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amount as Parent, the Company, Merger Sub, the Surviving Entity, any Affiliate thereof or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Company, Merger Sub, the Surviving Entity, any Affiliate thereof or the Exchange Agent and withheld amounts are paid over to the applicable Governmental Entity, then for all purposes of this Agreement such amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.11 Tax Consequences. The parties intend that for U.S. federal, and applicable state and local, income tax purposes the Merger shall be treated as a taxable sale by the Company of all of the Company’s assets to Merger Sub (or, if Merger Sub is a disregarded entity for U.S. federal income tax purposes, to the regarded owner of Merger Sub) in exchange for the applicable Merger Consideration to be provided to the stockholders of the Company and the assumption of all of the Company’s liabilities, followed by a distribution of such Merger Consideration to the stockholders of the Company in liquidation pursuant to Section 331 and Section 562 of the Code, and that this Agreement be, and is hereby adopted as, a “plan of liquidation” of the Company for U.S. federal income tax purposes. The parties hereto agree not to take any position on any Tax Return that is inconsistent with the foregoing for all U.S. federal, and, if applicable, state and local tax purposes.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as disclosed in the Company Disclosure Schedule (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosed with respect to any other section or subsection of the Company Disclosure Schedule to the extent that the relevance of any disclosed event, item or occurrence in the Company Disclosure Schedule to such other section or subsection is reasonably apparent on its face as to matters and items that are the subject of the corresponding representation or warranty in this Agreement), or (y) as set forth in the Company SEC Documents furnished or filed since January 1, 2021, and prior to the date hereof and available on the SEC’s Electronic Data Gathering and Retrieval System to the extent it is reasonably apparent that any such disclosure set forth in the Company SEC Documents would qualify the representations and warranties contained herein (excluding any information or documents incorporated by reference therein, or filed as exhibits thereto, and excluding any disclosures contained in such documents under the “Risk Factors” or “Forward-Looking Statements” sections of the Company SEC Documents and any other cautionary, predictive or forward-looking disclosures contained therein), the Company hereby represents and warrants to the Parent Parties as follows:

Section 3.1 Organization and Good Standing; Subsidiaries.

(a) Each of the Acquired Companies (i) is a corporation or other Entity that is duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) has full power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, and (iii) is duly qualified or licensed to do business as a foreign Entity and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), where the failure to be so qualified or licensed would not reasonably be expected to have a Company Material Adverse Effect.

(b) Section 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization or incorporation and the ownership interest (and percentage interest) of the Company or its Subsidiaries, as applicable, in such Subsidiary. Except as set forth on Section 3.1(b) of the Company Disclosure Schedule, none of the Acquired Companies owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than in the Acquired Companies.

Section 3.2 Organizational Documents. The Company has made available to Parent (or included as an exhibit to the Company SEC Documents) accurate and complete copies of the Organizational Documents of the Company and each other material Subsidiary of the Company, each as amended to date, and each as so provided was duly adopted and is in full force and effect. The Company and each Subsidiary of the Company is in compliance in all material respects with the terms of its Organizational Documents. As of any date following the date hereof, notwithstanding anything in this Agreement to the contrary and notwithstanding anything set forth in the Company Disclosure Schedule, none of the Acquired Companies has filed for bankruptcy or filed for reorganization under the U.S. federal bankruptcy Law or similar state or federal Law, become insolvent or become subject to conservatorship or receivership.

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 375,000,000 shares of Company Common Stock, of which 282,686,763 were issued and outstanding as of September 14, 2022 (the “Capitalization Date”) (which includes 448,612 unvested shares of Company Restricted Stock); and (ii) 125,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding as of the Capitalization Date. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. None of the Company’s Subsidiaries owns any Company Common Stock. As of the Capitalization Date, (x) 1,635,060 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Performance Units (assuming achievement based on maximum performance), and (y) 724,123 shares of Company Common Stock were approved for issuance in accordance with Section 2.7(b) by the Company Board (or a duly authorized committee thereof). From the Capitalization Date until the date of this Agreement, no shares of capital stock of the Company or Company Compensatory Awards have been issued or granted.

(b) Section 3.3(b) of the Company Disclosure Schedule sets forth the following information with respect to Company Performance Units as of the Capitalization Date: (i) the name of the holder of such Company Performance Units; (ii) the number of shares of Company Common Stock subject to such Company Performance Units (assuming achievement based on maximum performance); (iii) the number of shares of Company Common Stock approved for issuance in accordance with Section 2.7(b) by the Company Board (or a duly authorized committee thereof); (iv) the date on which such Company Performance Units were granted; and (v) the times such Company Performance Units (assuming achievement based on maximum performance) are scheduled, notwithstanding anything to the contrary in this Agreement, to become vested and/or non-forfeitable thereafter.

(c) Except as set forth in Section 3.3(c) of the Company Disclosure Schedule, (i) none of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right, (ii) none of the outstanding shares of Company Common Stock are subject to any right of first refusal in favor of any of the Acquired Companies, and (iii) there is no Contract to which any of the Acquired Companies is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. None of the Acquired Companies is under any obligation, nor is any of the Acquired Companies bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Common Stock or other securities.

(d) There is no Indebtedness of the Acquired Companies issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote.

(e) Except for the Company Compensatory Awards outstanding on the Company Capitalization Date, for changes since the Capitalization Date resulting from the exercise or settlement of Company Compensatory Awards outstanding on such date or granted thereafter as permitted under Section 5.1(b), or as otherwise set forth in this Section 3.3, there is no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock units, stock-based performance units, shares of phantom stock, stock appreciation rights, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock of the Company or other securities of any of the Acquired Companies; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Companies; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Companies is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(f) Except as set forth in Section 3.3(f) of the Company Disclosure Schedule, the Company or one of its Subsidiaries owns, directly or indirectly, all of the issued and outstanding shares of share capital or other equity securities of each of the Acquired Companies, free and clear of any Liens other than transfer and other restrictions under applicable federal and state securities Laws and restrictions in the Organizational Documents of the Acquired Companies, and all of such outstanding shares or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable (as applicable) and free of preemptive rights. Except (i) pursuant to the Organizational Documents of the Company and each material Subsidiary of the Company, (ii) for equity securities and other instruments (including loans) in wholly owned Subsidiaries of the Company, and (iii) none of the Acquired Companies has any obligation to acquire any equity interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any other Person (including any Subsidiary of the Company).

(g) Except as set forth in Section 3.3(g) of the Company Disclosure Schedule, all dividends or other distributions on the Company Common Stock and any dividends or other distributions on any securities of any of the Subsidiaries of the Company that have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(h) As of the date of this Agreement, there is no outstanding Indebtedness for borrowed money of the Acquired Companies, in the aggregate, in excess of $1,000,000 in principal amount, other than Indebtedness in the aggregate principal amounts identified by instrument in Section 3.3(h) of the Company Disclosure Schedule.

Section 3.4 SEC Filings; Financial Statements.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC since January 1, 2020 (as they may have been supplemented, modified or amended since the time of filing, including those filed or furnished subsequent to the date hereof) (the “Company SEC Documents”) have been filed with or furnished to the SEC on a timely basis. As of the time it was filed with or furnished to the SEC (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing): (i) each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) none of the Company SEC Documents contained when filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company is currently subject to the periodic reporting requirements of the Exchange Act. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries (including, in each case, any related notes or schedules thereto) contained or incorporated by reference in the Company SEC Documents (collectively, the “Company Financial Statements”): (i) complied in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such Company Financial Statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. No financial statements of any Person other than the Acquired Companies are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Acquired Companies. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.

(d) The Company is in compliance in all material respects with all current listing requirements of the NYSE.

(e) None of the Acquired Companies has effected, entered into or created any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Acquired Companies in the Company Financial Statements or other Company SEC Documents.

(f) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. The Company has made available to Parent all comment letters and all material correspondence between the SEC, on the one hand, and the Company, on the other hand, since January 1, 2020. As of the date hereof, to the Company’s Knowledge, none of the Company SEC Documents is the subject of ongoing SEC review.

(g) Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) of the Exchange Act, since the enactment of the Sarbanes-Oxley Act, none of the Acquired Companies has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(h) As of the date hereof, none of the Acquired Companies has liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except for: (i) Liabilities disclosed in the Company Financial Statements as of June 30, 2022 (including any related notes) contained in the Company SEC Documents; (ii) Liabilities incurred in the ordinary course of business consistent with past practice in all material respects since June 30, 2022; (iii) Liabilities to perform under Contracts entered into by the Acquired Companies; (iv) Liabilities that have not had, and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect; and (v) Liabilities and obligations incurred in connection with the Transactions.

Section 3.5 Absence of Certain Changes. Except as otherwise contemplated by this Agreement or set forth on Section 3.5 of the Company Disclosure Schedule, since January 1, 2022, through the date hereof, (a) the Acquired Companies, taken as a whole, have conducted their respective businesses in the ordinary course of business in all material respects consistent with past practice, except any commercially reasonable actions taken in response to COVID-19 and to comply with COVID Measures (to the extent such actions are substantially consistent with any prior such actions), (b) there has not been any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) except for (i) regular quarterly cash dividends or other distributions on the Company Common Stock, and (ii) the payment of Company Performance Unit Dividends upon the vesting and settlement of Company Performance Units, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Common Stock.

Section 3.6 Properties.

(a) Except as would not have, or would not reasonably be expected to have, (individually or in the aggregate) a Company Material Adverse Effect, the Acquired Companies own fee simple title to each of the real properties (including all buildings, structures and improvements and fixtures located thereon) identified as real property assets on the most recent consolidated balance sheet of the Company included in the Company SEC Documents (each, a “Company Property” and collectively, the “Company Properties”), in each case free and clear of all Liens, except for Permitted Liens. Except as would not reasonably be expected to have (individually or in the aggregate) a Company Material Adverse Effect, (i) no condemnation or rezoning proceedings are pending or, to the Knowledge of the Company, threatened, with respect to any of the Company Properties, and (ii) the Acquired Companies are in compliance with the terms and provisions of all restrictive covenants, easements and agreements affecting the Company Properties. The Property Data Tape contains a complete and accurate list, in all material respects, as of June 30, 2022, of the street address of each Company Property and the Acquired Company that owns such Company Property, as well as each property subject to a ground leasehold. Except as would not have, or would not reasonably be expected to have (individually or in the aggregate), a Company Material Adverse Effect, the Company has, with respect to each Requested Company Property, to the extent in the possession and control of Company or any Acquired Company, made available to Parent the most current title insurance policies, surveys, zoning reports, environmental assessments and similar reports relating to such Requested Company Properties. Section 3.6(a)-2 of the Company Disclosure Schedule contains a complete and accurate list, in all material respects, of the street address of each real property leased or subleased by any Acquired Company.

(b) The Property Data Tape contains a complete and accurate list, in all material respects, as of June 30, 2022, of all Company Leases, including, with respect to each Company Lease, the address, the identity of the landlord and the tenant, and, as of the applicable date, the annualized rent and the remaining term of such lease. Except in each case as would not have, or would not reasonably be expected to have (individually or in the aggregate), a Company Material Adverse Effect, (i) the Company has made available to Parent a copy of each Company Lease for each Requested Company Property, and (ii) as of the date hereof, each Company Lease is valid, binding and enforceable against the Acquired Companies and the tenants thereunder, as applicable, in accordance with its terms, and in full force and effect, and none of the Acquired Companies nor any of the tenants is in default beyond any applicable notice and cure period under any Company Lease. As of the date of this Agreement, (A) no tenant under any Company Lease is currently asserting in writing a right to cancel or terminate such Company Lease prior to the end of the current term, (B) none of the Acquired Companies has received notice of any insolvency or bankruptcy proceeding (or threatened proceedings) involving any tenant under any Company Lease where such proceeding remains pending, (C) neither the Company nor any of the other Acquired Companies is in receipt of any rent under any Company Lease paid more than 30 days before such rent is due and payable, and (D) there are no material disputes, oral agreements or forbearance programs between the Company or any of the Acquired Companies and the applicable counterparty to any Company Lease, except, in each case of clauses (A), (B), (C) and (D), as would not reasonably be expected to have (individually or in the aggregate) a Company Material Adverse Effect. Section 3.6(b)-2 of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property which, as of the date of this Agreement, is required under a binding contract to be leased or subleased by an Acquired Company as lessee or sublessee after the date of this Agreement. Except as set forth in Section 3.6(b)-1 of the Company Disclosure Schedule, there are no written agreements to which any Acquired Company is a party pursuant to which any Acquired Company is obligated to lease or sublease to any Person any real property(ies) after the date hereof.

(c) Section 3.6(c)-1 of the Company Disclosure Schedule sets forth a true, correct and complete copy of the form purchase agreement (including all riders, amendments and supplements) customarily used by the Acquired Companies in connection with acquiring real property (the “PSA Form”). Each Real Property Acquisition Agreement set forth on Section 3.8(b)(v) of the Company Disclosure Schedule (and each real property acquisition agreement consummated since January 1, 2021) is substantially in the form of the PSA Form, subject to commercially reasonable deviations based upon various factors, including the nature of the transaction, condition of the property and the parties involved. Section 3.6(c)-2 of the Company Disclosure Schedule sets forth a true, correct and complete copy of the form lease/sublease (including all riders, amendments and supplements) customarily used by the Acquired Companies in connection with each lease of any Company Property (or any portion thereof) by any of the Acquired Companies to another Person (the “Lease Form”). Each Company Lease is substantially in the form of the Lease Form, subject to commercially reasonable deviations based upon various factors, including the nature of the transaction, condition of the property and the parties involved; provided that any such deviations do not cause the rent from any such Company Lease to fail to qualify as “rents from real property” within the meaning of Section 856(d) of the Code.

(d) Except for loan documents with respect to Indebtedness secured by any Company Property entered into in the ordinary course of business or as otherwise set forth on Section 3.6(d) of the Company Disclosure Schedule, (i) there are no agreements which restrict any Acquired Company from transferring such Company Property, and (ii) none of Acquired Companies and none of the Company Properties is subject to any restriction on the sale or other disposition of or on the financing or release of financing of any Company Properties, except, in each case, as would not have, or would not reasonably be expected to have, (individually or in the aggregate) a Company Material Adverse Effect.

(e) Except as would not have, or would not reasonably be expected to have, (individually or in the aggregate) a Company Material Adverse Effect, the Acquired Companies have good and sufficient title to, or are permitted to use under valid and existing leases, all material personal property held or used by them at the Company Properties, free and clear of all Liens, except Permitted Liens.

(f) Except for discrepancies, errors or omissions that have not had, and would not reasonably be expected to have, (individually and/or in the aggregate) a Company Material Adverse Effect, the Property Data Tape correctly (i) identities each Company Lease relating to such Company Property that was in effect as of June 30, 2022 and data relating to such Company Lease (including expiration date of such Company Lease), and/or whether such Company Property as of June 30, 2022, was vacant or not subject to any lease or sublease, (ii) identifies tenant credit metrics (4-Wall Coverage and FCCR coverage), (iii) provides acquisition data (including date of acquisition, investment amount and replacement cost estimate), (iv) identifies the rent currently payable, any contractual rent bumps and security deposit amounts currently held by the Acquired Companies under the Company Leases as of June 30, 2022, and (v) identifies the entry capitalization rate.

(g) Except as set forth in Section 3.6(g) of the Company Disclosure Schedule, except as would not have, or would not reasonably be expected to have, (individually or in the aggregate) a Company Material Adverse Effect, there are no (i) outstanding options to purchase, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property in favor of any Person, or (ii) outstanding options or rights of any Person other than any Acquired Company to terminate any Company Lease prior to the expiration of the term thereof (except for customary termination rights following a casualty, condemnation, default or similar event).

(h) Except as would not have, or would not reasonably be expected to have, (individually or in the aggregate) a Company Material Adverse Effect, (i) all Company Properties are supplied with utilities and other services adequate for the operation of such Company Properties, (ii) each of the Company Properties has unlimited access to and from publicly dedicated streets, the responsibility for maintenance of which has been accepted by the appropriate Governmental Entity, (iii) each Company Property is assessed by local property assessors as a separate tax parcel or parcels separate and apart from all other tax parcels, (iv) the existing buildings and improvements located on each Company Property are located entirely within the boundary lines of such Company Property or on permanent easements on adjoining land benefitting such Company Property and may lawfully be used under applicable zoning and land use laws (either as of right, by special permit or variance, or as a grandfathered use) for the purposes for which such Company Property is presently being used, and (v) each Company Property is not located within any flood plain or subject to any similar type restriction for which any permits or licenses, if any, necessary to the use thereof have not been obtained.

(i) As of the date hereof, except as set forth in Section 3.6(i) of the Company Disclosure Schedule, except as would not have, or would not reasonably be expected to have, (individually or in the aggregate) a Company Material Adverse Effect, no portion of any Company Property (or any improvements located thereon) has suffered damage by fire or other casualty loss which has not heretofore been completely repaired and restored to its original condition (or, if such Company Property is leased pursuant to a Company Lease, repaired or restored in accordance with the terms of such Company Lease) (ordinary wear and tear excepted).

(j) Except as set forth in Section 3.6(j) of the Company Disclosure Schedule, none of the Acquired Companies (nor any of its Affiliates) has engaged any Person (other than another Acquired Company) to operate or manage any of the Company Properties pursuant to any agreement that remains in effect as of the date hereof.

(k) Except as set forth in Section 3.6(k) of the Company Disclosure Schedule, as of the date hereof, there is no existing or ongoing capital expenditure project or construction or development project occurring at any Company Property.

Section 3.7 Environmental Matters. (a) Each of the Acquired Companies is and has been in compliance in all material respects with all applicable Environmental Laws applicable to its operations as currently conducted and possesses and is and has been in compliance in all material respects with all required Environmental Permits; (b) there are no material Environmental Claims pending or, to the Knowledge of the Company, threatened in writing against any of the Acquired Companies and there are no current facts, conditions or circumstances that could form the basis of such an Environmental Claim; (c) none of the

Acquired Companies has received any claim or notice of violation from any Governmental Entity alleging that such Acquired Company is in violation of, or liable under, any Environmental Law, the subject of which remains unresolved, and (d) there has been no release of any Hazardous Materials at any Company Property in an amount or manner that would reasonably be expected to result in an Environmental Claim against the Acquired Companies. All environmental reports, assessments, and audits and all reports or correspondence regarding any violations of Environmental Law, in each case in the possession of any of the Acquired Companies have been made available to Parent.

Section 3.8 Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any Company SEC Documents filed on or after January 1, 2021, pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts shall be deemed to have been made available to Parent.

(b) Other than the Contracts described in Section 3.8(a) above, Section 3.8(b) of the Company Disclosure Schedule sets forth a complete list of all Company Material Contracts (or the accurate description of principal terms in the case of oral Contracts) as of the date of this Agreement, true, correct and complete copies of which the Company has made available to Parent prior to the date of this Agreement. For purposes of this Agreement, “Company Material Contract” means all Contracts described in Section 3.8(a) and each Contract (other than Company Benefit Plans and insurance policies held by or for the benefit of the Acquired Companies) to which any of the Acquired Companies is a party to or bound or to which any of their respective assets is subject, including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, that:

(i) is a limited liability company agreement, partnership agreement or joint venture agreement or similar Contract between an Acquired Company and a Third Party;

(ii) contains any non-compete or exclusivity provision that limits in any material respect the ability of any of the Acquired Companies to engage in any line of business in any geographic area, except for any such provision that may be contained in the Company Leases entered into in the ordinary course of business consistent with past practice;

(iii) is a collective bargaining agreement, labor agreement or other labor-related agreement with any labor union, labor organization or works council;

(iv) evidences Indebtedness to any Person, or any guaranty thereof, in excess of $1,000,000, whether unsecured or secured, of any of the Acquired Companies;

(v) involves the future (A) disposition of real property or any other assets, in each case, with a fair market value in excess of $10,000,000, (B) acquisition of real property (each, a “Real Property Acquisition Agreement”) or any other assets, in each case, with a fair market value in excess of $10,000,000, or (C) disposition or acquisition of real property or any other assets (not covered by the foregoing clauses (A) and (B)) that, individually or in the aggregate, have a fair market value in excess of $10,000,000;

(vi) involves a grant of rights to use or register material Company Intellectual Property (other than standard form Contracts granting rights to use readily commercially available software having a replacement cost and annual license fee of less than $100,000 in the aggregate for all such related Contracts), including license agreements, coexistence agreements, and covenants not to sue;

(vii) contains a put, call or similar right pursuant to which any of the Acquired Companies could be required to purchase or sell, as applicable, any equity interests of any Person that (A) owns or leases real property or (B) owns any other assets that have a fair market value or purchase price of more than $5,000,000;

(viii) requires any of the Acquired Companies to make non-discretionary expenditures or other disbursements (other than principal and/or interest payments, the deposit of other reserves or other obligations with respect to Indebtedness of any Acquired Company) in excess of $1,000,000, in any twelve (12) month period, other than any Company Lease or any ground lease pursuant to which any Third Party is a lessee or sublessee on any Company Property;

(ix) (A) requires any of the Acquired Companies to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any other Acquired Company or other Person in excess of $5,000,000 or (B) evidences a loan (whether secured or unsecured) made to any other Person in excess of $5,000,000;

(x) relates to the settlement (or proposed settlement) of any pending or threatened Legal Proceeding, other than any settlement that provides solely for the payment of less than $1,000,000;

(xi) would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act;

(xii) is a Contract pursuant to which any Acquired Company operates or manages any real property for any Person (other than another Acquired Company); or

(xiii) calls for (A) aggregate payments by, or other consideration from, any of the Acquired Companies of more than $5,000,000 over the remaining term of such Contract or (B) annual aggregate payments by, or other consideration from, any of the Acquired Companies of more than $1,000,000.

(c) Except Company Material Contracts that have expired or terminated by their terms, as of the date hereof, all of the Company Material Contracts are valid and binding on the Acquired Companies, as the case may be, and, to the Knowledge of the Company, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar applicable Law affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”). No Acquired Company has, and to the Knowledge of the Company, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of any Company Material Contract, except, in each case, for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect and, as of the date hereof, no Acquired Company has received written notice of any of the foregoing.

Section 3.9 Permits; Compliance.

(a) Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the permits, licenses, approvals, variances, exemptions, orders, franchises, certifications and authorizations from Governmental Entities and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy (collectively, “Permits”) held by each of the Acquired Companies and necessary for the Acquired Companies to own, lease and operate its properties and assets (including the Company Properties) are valid and sufficient in all respects for all business presently conducted by the Acquired Companies and for the operation of the Company Properties, and all such Permits are in full force and effect, (ii) all applications required to have been filed for the renewal of such Permits have been duly filed on a timely basis with the appropriate Governmental Entities, and all other filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entities, (iii) none of the Acquired Companies has received any claim or notice indicating that any of the Acquired Companies is currently not in compliance with the terms of any such Permits, and to the Knowledge of the Company, no such noncompliance exists, and (iv) no suspension or cancellation of any Permits is pending or, to the Knowledge of the Company, threatened in writing and no such suspension or cancellation will result from the Transactions.

(b) Each of the Acquired Companies, to the Knowledge of the Company, is in compliance with all Laws applicable to its businesses, except where the failure to comply with such Laws would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any of the Acquired Companies is pending, except for such investigations the outcomes of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of the Acquired Companies has, during the one-year period prior to the date hereof: (i) received any written notice from any Governmental Entity regarding any material violation by the Acquired Companies of any Law; or (ii) provided any written notice to any Governmental Entity regarding any material violation by any of the Acquired Companies of any Law, which notice in either case remains outstanding or unresolved as of the date hereof, except for such notices that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No representation or warranty is made in this Section 3.9(b) with respect to compliance with Environmental Laws.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Acquired Companies nor, to the Knowledge of the Company, any director, officer or employee of any of the Acquired Companies in their capacity as such, has (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

Section 3.10 Legal Proceedings; Orders.

(a) There is no Legal Proceeding pending (or, to the Knowledge of the Company, threatened in writing) against or affecting any of the Acquired Companies as to which there is a significant possibility of an adverse outcome that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Acquired Companies is subject to any outstanding Order of any Governmental Entity or arbitrator under which any of them is subject to ongoing obligations that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) To the Knowledge of the Company, there is no pending or threatened investigation by any Governmental Entity with respect to any of the Acquired Companies that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Tax Matters.

(a) The Company (i) for all taxable years commencing with its initial taxable year ended December 31, 2011, through December 31, 2021, has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of Section 856 of the Code and has been organized and operated in conformity with all requirements to qualify for taxation as a REIT for such years, (ii) has operated since December 31, 2021, to the date hereof, and intends to continue to operate through the Closing (taking into account the effects of the Closing), in such a manner as to permit it to continue to qualify for taxation as a REIT, and (iii) has not taken or omitted to take any action which would reasonably be expected to result in the Company’s failure to qualify for taxation as a REIT, and no challenge to the Company’s status or qualification for taxation as a REIT is pending or, to the Knowledge of the Company, threatened. Section 3.11(a) of the Company Disclosure Schedule sets forth each Subsidiary of the Company and its classification for U.S. federal income tax purposes. Each Subsidiary of the Company that is identified in Section 3.11(a) of the Company Disclosure Schedule as a partnership or disregarded entity has, since the date of its formation been treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation. Each Subsidiary of the Company that is identified in Section 3.11(a) of the Company Disclosure Schedule as a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code (a “QRS”) or a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code (a “TRS”), has, since the later of the date of its formation or the date on which the Company acquired an interest in such Entity, been treated as such for U.S. federal income tax purposes. The Company does not directly or indirectly hold any asset the disposition of which would subject it to Tax on built-in gain pursuant to Section 1374 of the Code or Section 1.337(d)-7 of the Treasury Regulations (or any other regulations under Section 337(d) of the Code), or any similar provisions of Tax Law, nor has the Company directly or indirectly disposed of any such asset during its current or the preceding taxable year.

(b) Each of the Acquired Companies has (i) timely filed (or had filed on their behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity), and all such Tax Returns were and are true, correct and complete in all material respects, and (ii) has paid (or had paid on their behalf) all material Taxes (whether or not shown due on any Tax Returns) that are required to be paid by it.

(c) None of the Acquired Companies: (i) is currently the subject of any audits, examinations, investigations or other proceedings in respect of any material Taxes by any Governmental Entity; (ii) has received any notice in writing from any Governmental Entity that such an audit, examination, investigation or other proceeding is contemplated or pending; (iii) has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) has received a request for waiver of the time to assess any material Taxes, which request is still pending; (v) is contesting any liability for material Taxes before any Governmental Entity; (vi) is subject to a claim or deficiency for any material Tax which has not been satisfied by payment, settled or been withdrawn or has received notice in writing that any such claim or deficiency is contemplated or threatened; (vii) is subject to a claim by a Governmental Entity in a jurisdiction where such Acquired Company does not file Tax Returns that the Acquired Company is or may be subject to taxation or Tax Return filing obligations in that jurisdiction; (viii) has any outstanding requests for any Tax ruling from any Governmental Entity or has received a Tax ruling; and (ix) is the subject of a “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law).

(d) None of the Acquired Companies (other than TRSs of the Company) currently has or, as of and for the year ended December 31, 2021, has had any earnings and profits attributable to such Entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(e) There are no Tax Protection Agreements to which any of the Acquired Companies is a party.

(f) No Acquired Company has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. No Acquired Company has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code. No Acquired Company has incurred any liability for Taxes under Sections 856(c)(7), 857(b), 857(f), 860(c) or 4981 of the Code which has not been paid in full, and no event has occurred that would result in the incurrence of such liability after the date of this Agreement.

(g) None of the Acquired Companies is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement, other than (i) any agreement or arrangement solely between one or more Acquired Companies, and (ii) customary provisions in commercial contracts not primarily relating to Taxes.

(h) The Acquired Companies have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Entity all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i) None of the Acquired Companies has participated in a “reportable transaction” within the meaning of Section 1.6011-4(b) of the Treasury Regulations.

(j) In the two (2) years prior to the date of this Agreement, none of the Acquired Companies has been a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(k) Except as set forth on Section 3.11(k) of the Company Disclosure Schedule, none of the Acquired Companies (i) is or has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is/was an Acquired Company that is and was a TRS of the Company), or (ii) has any liability for the Taxes of any Person (other than another Acquired Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(l) The Company’s aggregate tax basis in its assets exceeds its aggregate liabilities for U.S. federal income tax purposes (including its allocable share thereof under Section 752 of the Code).

(m) There are no Liens with respect to material Taxes on any assets of the Acquired Companies, other than Permitted Liens.

Section 3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each material Company Benefit Plan. No Company Benefit Plan is established or maintained outside of the United States or for the benefit of current or former employees, directors or individual independent contractors of any of the Acquired Companies residing outside of the United States.

(b) With respect to each Company Benefit Plan, a complete and correct copy of each of the following documents (if applicable) has been made available to Parent: (i) the most recent plan documents and all amendments thereto (or, in the case of a material plan that is not in writing, a written description of such plan) and all related trust agreements or documentation pertaining to other funding vehicles; (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the most recent IRS Form 5500 (including schedules and attachments) and financial statements; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code; and (v) all material written correspondence in the Company’s possession and all non-routine filings made with any Governmental Entity within the three (3) years prior to the date of this Agreement.

(c) None of the Acquired Companies, nor any of their respective ERISA Affiliates, maintains, sponsors, contributes to or is required to contribute to or has any Liability under or with respect to any (i) “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA) or (v) plan, program, Contract, policy, arrangement or agreement that provides for material post-retirement or post-termination health, life insurance or other welfare type benefits except as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code.

(d) Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a current favorable determination or opinion letter from the IRS as to its qualified status and, to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that has adversely affected, or would reasonably be expected to adversely affect, the qualification of such Company Benefit Plan.

(e) The Company Benefit Plans have been maintained, funded and administered in all material respects in accordance with their terms and applicable Law, including ERISA and the Code. All required payments and/or contributions have either been made or have been accrued in accordance with the terms of the applicable Company Benefit Plan and applicable Law in all material respects. There are no pending or, to the Knowledge of the Company, threatened Legal Proceedings, disputes, claims (other than routine claims for benefits), arbitrations, audits, investigations, administrative or other proceedings relating to any Company Benefit Plan (other than for benefits payable in the ordinary course of business) that would reasonably be expected to result in material Liability to any of the Acquired Companies.

(f) Except as set forth on Section 3.12(f) of the Company Disclosure Schedule, the execution of this Agreement or the consummation of the Transactions (either alone or in connection with any other event) will not (i) result in, or cause the acceleration of, vesting in, funding of, increase of or payment of, any benefits or compensation under any Company Benefit Plan or that are payable to any employee or individual service provider of any of the

Acquired Companies, (ii) result in the forgiveness of any indebtedness of any employee or individual service provider of the Acquired Companies, (iii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan, or (iv) result in any payment or benefit to any Person that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (within the meaning of Section 280G of the Code).

(g) Each Company Benefit Plan that is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has complied, in all material respects, with the documentary and operational requirements of Section 409A of the Code. No employee or individual service provider of any of the Acquired Companies is entitled to any gross-up, indemnification or other reimbursement for any excess taxes, interest or penalties incurred pursuant to Section 409A of the Code, Section 4999 of the Code or otherwise.

Section 3.13 Labor Matters.

(a) No Acquired Company is party to or bound by any collective bargaining agreement or similar labor agreement or arrangement with any labor union, labor organization, or works council. The employees of the Acquired Companies currently are not represented by a labor union, labor organization or works council and there is not, to the Knowledge of the Company, any attempt to organize any employees of the Acquired Companies (including, but not limited to, any written demand for recognition or certification by any labor organization or group of employees of any Acquired Company). There are no representation or certification proceedings or petitions seeking a representation proceeding presently filed, or to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There has been no actual strike, slowdown, picketing, work stoppage or other material labor disputes against or affecting employees of the Acquired Companies, or to the Knowledge of the Company, that has been threatened.

(b) The Acquired Companies are, and have been, in material compliance with all applicable Laws and Orders relating to employment, labor and wage and hour matters, including those respecting (i) employment and employment practices, (ii) hiring, terms and conditions of employment and wages and hours (including the classification of independent contractors as non-employees, and the classification of employees as exempt or non-exempt from the overtime pay requirement of the federal Fair Labor Standards Act and similar applicable Laws), (iii) unfair labor practices, including child labor, (iv) disability rights or benefits, (v) plant closures or mass layoffs, (vi) employment discrimination, (vii) affirmative action, (viii) workers’ compensation, (ix) employee leaves of absence, (x) unemployment insurance, (xi) immigration, and (xii) occupational safety and health.

(c) To the Knowledge of the Company, no current employee of the Acquired Companies, who is at the level of Vice President or above, intends to terminate his or her employment.

(d) No Acquired Company is party to any settlement agreement with a current or former director, employee or contractor of the Acquired Companies that involves allegations relating to discrimination, harassment or sexual misconduct by a current or former director, employee or contractor of the Acquired Companies. To the Knowledge of the Company, in the last five (5) years, no allegations of discrimination, harassment or sexual misconduct have been made against (i) any officer of the Acquired Companies, or (ii) an employee of the Acquired Companies at a level of Vice President or above.

(e) The Acquired Companies have not received written (i) notice of any unfair labor practice charge or complaint pending or threatened before the National Labor Relations Board or any other Governmental Entity against them, (ii) notice of any complaints, grievances or arbitrations arising out of any collective bargaining agreement or any other complaints, grievances or arbitration procedures against them, (iii) notice of any charge or complaint with respect to or relating to them pending before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices, (iv) notice of the intent of any Governmental Entity responsible for the enforcement of labor, employment, wages and hours of work, child labor, immigration, or occupational safety and health laws to conduct an investigation with respect to or relating to them or notice that such investigation is in progress, or (v) notice of any complaint, lawsuit or other proceeding pending or threatened in any forum by or on behalf of any present or former employee of such entities, any applicant for employment or classes of the foregoing alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(f) No employee of the Acquired Companies is in any respect in material violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation lawfully owed (i) to the Acquired Companies or (ii), to the Knowledge of the Company, to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Acquired Companies or (B) to the knowledge or use of trade secrets or proprietary information.

(g) No Acquired Company is materially delinquent in payments to any employees, former employees or individual independent contractors for any services or amounts required to be reimbursed or otherwise paid, except for any arrearages occurring in the ordinary course of business.

Section 3.14 Intellectual Property.

(a) (i) the Acquired Companies own or have a valid license to use all trademarks, service marks, trade names, copyrights, trade secrets and rights in confidential information and know-how, data, patents, domain names, social media addresses and accounts, and any and all other intellectual property rights (including any registrations or applications for registration of any of the foregoing) used in or necessary to carry on their business as currently conducted (collectively, the “Company Intellectual Property”), (ii) none of the Acquired Companies has received any notice of infringement, misappropriation or other violation of or conflict with, and there are and since January 1, 2021, there has been no infringements, misappropriations or other violations of or conflicts with, the rights of others with respect to the use or practice of any Company Intellectual Property, and (iii) to the Knowledge of the Company, no Person is and since January 1, 2021, has been infringing on, misappropriating or otherwise violating any rights of the Company Intellectual Property.

(b) Section 3.14(b) of the Company Disclosure Schedule sets forth a correct and complete list of all registrations and applications for Company Intellectual Property and all material software owned by the Acquired Companies. An Acquired Company is the sole and exclusive beneficial and, with respect to applications and registrations, record owner of all of the items set forth in Section 3.14(b) of the Company Disclosure Schedule, and all such items are subsisting, valid, and enforceable.

(c) With respect to the use of the software and information technology systems used in the business of the Acquired Companies, since January 1, 2021 (i) the Acquired Companies have not experienced any material defects in such software or systems, including any material error or omission in the processing of transactions, other than defects which have been corrected, (ii) there have been no material security breaches, and (iii) there have been no disruptions in any information technology systems that materially adversely affected the Acquired Companies’ business or operations. The Acquired Companies have evaluated their information technology security, disaster recovery and backup needs and have implemented plans and systems that adequately address their assessment of risk.

(d) The Acquired Companies have at all times complied with all applicable Laws, as well as their own rules, policies, and procedures, relating to privacy, data protection, and the collection, retention, protection, and use of personal information. Since January 1, 2021, to the Knowledge of the Company, no claims have been asserted or threatened against any Acquired Company alleging a violation of any Person’s privacy or personal information or data rights. The Company takes reasonable measures to ensure that such information is protected against unauthorized access, use, modification, disclosure, or other misuse, including through industry standard administrative, technical, and physical safeguards.

Section 3.15 Insurance.

(a) The Company has made available to Parent the material insurance policies held by or for the benefit of the Acquired Companies as of the date of this Agreement (other than with respect to any Company Benefit Plan), and (i) all such insurance policies maintained by the Acquired Companies are in full force and effect, (ii) all premiums due and payable thereon have been paid, and (iii) none of the Acquired Companies is in breach of or default under any of such insurance policies.

(b) From January 1, 2021, through the date hereof, none of the Acquired Companies has received any written communication notifying any of the Acquired Companies of any (i) premature cancellation or invalidation of any material insurance policy held by or for the benefit of any Acquired Company (except with respect to policies that have been replaced with similar policies), (ii) written refusal of any coverage or rejection of any material claim under any material insurance policy held by or for the benefit of the Acquired Companies, or (iii) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by or for the benefit of the Company, in each case, other than with respect to any Company Benefit Plan. Except as set forth in Section 3.15 of the Company Disclosure Schedule, as of the date hereof, there is no pending material claim by any Acquired Company against any insurance carrier under any insurance policy held by or for the benefit of any Acquired Company.

Section 3.16 Authority; Binding Nature of Agreement.

(a) The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote on the matter at the Stockholders Meeting to approve the Merger (the “Company Stockholder Approval”), to consummate the Transactions. The Company Board has duly adopted resolutions unanimously (i) approving and declaring advisable this Agreement and the consummation of the Merger and the other Transactions substantially upon the terms set forth in this Agreement, (ii) approving the execution, delivery and performance of this Agreement and, subject to obtaining the Company Stockholder Approval, the consummation by the Company of the Transactions, including the Merger, (iii) directing that, subject to the terms and conditions of this Agreement, the Merger and the other Transactions be submitted to the stockholders of the Company for their approval, and (iv) resolving to, subject to the terms and conditions of this Agreement, recommend the approval of the Merger and the other Transactions by the stockholders of the Company (the “Company Board Recommendation”), which resolutions, except as permitted under Section 5.2, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or to consummate the Transactions, other than, with respect to consummation of the Merger, obtaining the Company Stockholder Approval.

(b) This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Parent Parties, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.17 Vote Required. The Company Stockholder Approval is the only vote or consent of the holders of any class of securities of the Company necessary to approve the Merger and the other Transactions.

Section 3.18 Non-Contravention; Consents.

(a) Except as set forth on Section 3.18(a) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, (i) assuming receipt of the Company Stockholder Approval, cause a violation of any of the provisions of the Organizational Documents of any Acquired Company (including any of the restrictions on transfer and ownership of shares of capital stock of the Company set forth in Article VI of the charter of the Company), or (ii) assuming that all consents, approvals and authorizations described in Section 3.18(b) have been obtained and all filings and notifications described in Section 3.18(b)

have been made, (A) cause a violation by any of the Acquired Companies of any Law applicable to the business of any Acquired Company or (B) conflict with, or cause a violation of, or constitute a default under (with or without notice or lapse of time, or both), or give rise to any right of termination, acceleration or cancellation of any obligation or the loss of a material benefit under, or the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets (including rights) of any Acquired Company, pursuant to, any Company Material Contract to which any Acquired Company is a party (or by which any of their respective properties or assets (including rights) are bound) or any Company Lease, except for violations and defaults under clause (i) or (ii) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Assuming receipt of the Company Stockholder Approval, the filing of the Articles of Merger with, and acceptance for recording of the Articles of Merger by, the SDAT, and the filing of the Merger Certificate with the DSOS, and except as may be required by the Exchange Act, the MGCL, the DPA, the DLLCA, the listing requirements of the NYSE, applicable Antitrust Laws, and such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger, including the Proxy Statement, the Company is not required to make any filing with or to obtain any consent from any Person at or prior to the Merger Effective Time in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except where the failure to make any such filing or obtain any such consent would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.19 Opinion of Financial Advisors. (a) Evercore Group L.L.C. (“Evercore”) has rendered to the Company Board its oral opinion, to be confirmed in writing, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, matters and limitations set forth in such opinion, the Merger Consideration to be received by holders of the Company Common Stock (other than the Company, Parent and any of their respective Affiliates) in the Transactions is fair, from a financial point of view, to such holders, and (b) Goldman, Sachs & Co. LLC (“Goldman Sachs”) has rendered to the Company Board its oral opinion, to be subsequently confirmed in a written opinion, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, matters and limitations set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock, other than Parent or any Affiliate of Parent, pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed copy of each such opinion shall be made available to Parent as soon as practicable after receipt thereof by the Company, for information purposes only.

Section 3.20 Brokers. Except for Evercore and Goldman Sachs, there are no investment bankers, brokers or finders that have been retained by or are authorized to act on behalf of the Company who are entitled to any banking, broker’s, finder’s or similar fee or commission in connection with the Merger and the other Transactions. The Company has made available to Parent true and complete copies of all Contracts between the Company and Evercore, and between the Company and Goldman Sachs, relating to the Transactions, which agreements disclose all fees payable thereunder.

Section 3.21 Investment Company Act. None of the Acquired Companies is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

Section 3.22 Takeover Statutes; Transfer and Ownership Restrictions. The Company Board has taken all action necessary to render inapplicable to the Merger and the other Transactions (i) the restrictions on transfer and ownership of shares of capital stock of the Company set forth in Article VI of the charter of the Company and (ii) the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL, and, to the Knowledge of the Company, no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover statutes or regulations enacted under state or federal Laws in the United States applicable to the Company (collectively, “Takeover Statutes”) are applicable to the Merger or the other Transactions.

Section 3.23 Information Supplied. The Proxy Statement will not, at the time it is first mailed to the Company’s stockholders, at the time of any amendment or supplement to the Proxy Statement, at the time of the Stockholders Meeting or at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the Transactions will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided that no representation in this Section 3.23 is made as to statements made or incorporated by reference based on information supplied by or on behalf of the Parent Parties in writing specifically for inclusion or incorporation by reference therein.

Section 3.24 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 3, neither the Company nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to any of the Acquired Companies, any of their respective Affiliates, or their respective business, operations, assets, liabilities, and conditions (financial or otherwise), notwithstanding the delivery or disclosure to the Parent Parties or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to the Parent Parties or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate or budget relating to any of the Acquired Companies or their respective businesses, or (b) except for the representations and warranties made by the Company in this Article 3, any oral or written information presented to the Parent Parties or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Merger, or the accuracy or completeness thereof.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except as disclosed in the Parent Disclosure Schedule (it being acknowledged and agreed that disclosure of any item in any Section or sub-Section of the Parent Disclosure Schedule shall be deemed disclosed with respect to any other Section or sub-Section of the Parent Disclosure Schedule to the extent that the relevance of any disclosed event, item or occurrence in the Parent Disclosure Schedule to such other Section or sub-Section is reasonably apparent on its face as to matters and items that are the subject of the corresponding representation or warranty in this Agreement), the Parent Parties jointly and severally represent and warrant to the Company as follows:

Section 4.1 Organization and Good Standing.

(a) Each of the Parent Parties (i) is a limited liability company or other Entity that is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) has full power and authority to own and operate its properties and to conduct its business as presently conducted, and (iii) is duly qualified to do business as a foreign Entity and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the ownership and operation of its properties or the nature of its business makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), where the failure to be so qualified would not reasonably be expected to have a Parent Material Adverse Effect. Parent was formed solely for the purpose of engaging in the Transactions and it has not conducted any business prior to the date hereof and has no, and prior to the Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to or in connection with this Agreement and the Transactions.

(b) All of the issued and outstanding units of limited liability company interest in Merger Sub are, and at all times prior to the Closing Date will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. At the Merger Effective Time, all of the issued and outstanding units of limited liability company interest in Merger Sub will be owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent and/or G Sponsor. Merger Sub was formed solely for the purpose of engaging in the Transactions and it has not conducted any business prior to the date hereof and has no, and prior to the Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

Section 4.2 Legal Proceedings; Orders.

(a) As of the date hereof, there is no Legal Proceeding pending (or, to the Knowledge of Parent, threatened in writing) against Parent or any of its Subsidiaries that would reasonably be expected to have a Parent Material Adverse Effect. As of the date hereof, none of Parent or any of its Subsidiaries is subject to any outstanding Order of any Governmental Entity or arbitrator that would reasonably be expected to have a Parent Material Adverse Effect.

(b) As of the date hereof, to the Knowledge of Parent, there is no pending or threatened investigation by any Governmental Entity with respect to any of the Parent Parties that would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.3 Authority; Binding Nature of Agreement.

(a) Each of the Parent Parties has the requisite power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by each of the Parent Parties and the consummation by each of the Parent Parties of the Transactions have been duly authorized by all necessary action on the part of each of Parent and Merger Sub, and no other proceedings on the part of the Parent Parties are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Transactions.

(b) This Agreement has been duly executed and delivered on behalf of the Parent Parties and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.4 Non-Contravention; Consents.

(a) Except for violations and defaults that would not reasonably be expected to have a Parent Material Adverse Effect, the execution, delivery and performance of this Agreement by the Parent Parties and the consummation by the Parent Parties of the Transactions, will not (i) cause a violation of any of the provisions of the Organizational Documents of any Parent Party, or (ii) assuming that all consents, approvals and authorizations described in Section 4.4(b) have been obtained and all filings and notifications described in Section 4.4(b) have been made, cause a violation by any Parent Party of any Law applicable to any Parent Party.

(b) Assuming the filing of the Articles of Merger with, and acceptance for recording of the Articles of Merger by, the SDAT and the filing of the Merger Certificate with the DSOS, and except as may be required by the Exchange Act, the MGCL, the DPA, the DLLCA, and applicable Antitrust Laws, none of the Parent Parties is required to make any filing with or to obtain any consent from any Person at or prior to the Merger Effective Time in connection with the execution, delivery and performance of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Transactions, except where the failure to make any such filing or obtain any such consent would not have a Parent Material Adverse Effect. No vote of Parent’s equity holders is necessary to adopt this Agreement or to approve any of the Transactions.

Section 4.5 Not an Interested Stockholder. Except as set forth on Section 4.5 of the Parent Disclosure Schedule, none of the Parent Parties or any of their respective Affiliates, within the past five years, has beneficially owned (as defined in Rule 13d-3 under the Exchange Act) any Company Common Stock or any securities that are convertible into or exchangeable or exercisable for Company Common Stock, or holds any rights to acquire or vote any Company Common Stock, other than pursuant to this Agreement. None of the Parent Parties or any of their Subsidiaries, or the “Affiliates” or, to the Knowledge of Parent, the “associates” of any such Person, within the past five years, has been an “interested stockholder” of the Company, in each case as defined in Section 3-601 of the MGCL.

Section 4.6 Available Funds.

(a) Parent has delivered to the Company true, correct and complete copies of the duly executed Equity Commitment Letters pursuant to which each of an Affiliate of G Sponsor and OS Sponsor (together with its affiliates, managed funds and accounts) has committed to invest the respective amounts set forth therein (the “Equity Financing”). The Equity Commitment Letters are in full force and effect and have not been amended, modified or terminated. The Equity

Commitment Letters are (i) legal, valid and binding obligations of each of the parties thereto, and (ii) enforceable in accordance with their terms against each of the parties thereto, subject to the Bankruptcy and Equity Exception. There is no breach or default under the Equity Commitment Letters by the parties thereto, and no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default).

(b) Parent has delivered to the Company (i) a true, correct and complete copy of the duly executed Debt Commitment Letter, pursuant to which, and subject to the terms and conditions therein, the Debt Financing Sources party thereto have committed to lend the amounts set forth therein to the borrowers described therein for the purpose of funding a portion of the amounts required to fund the Merger and the other Transactions (the “Debt Financing” and, together with the Equity Financing, the “Financing”), and (ii) true, correct and complete (except for the redactions described below) copies of the duly executed Fee Letters redacted in a manner consistent with Recital D above. As of the date hereof, Parent has accepted and is a party to the Debt Financing Documents, and the Debt Financing Documents are in full force and effect and, are legal, valid and binding obligations of Parent, and, to the Knowledge of Parent, each of the other parties thereto, enforceable in accordance with their respective terms against Parent and, to the Knowledge of Parent, against each of the other parties thereto, subject to the Bankruptcy and Equity Exception. As of the date hereof, the Debt Financing Documents, and the respective commitments or obligations thereunder, have not been withdrawn, terminated, reduced, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such withdrawal, termination, reduction, repudiation, rescission, amendment, supplement or modification is contemplated by Parent or, to the Knowledge of Parent, any other party thereto (excluding any amendment to the Debt Commitment Letter or any Fee Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter or Fee Letters as of the date hereof). As of the date hereof, none of Parent or Merger Sub, nor any of their respective Affiliates, has, nor has, to the Knowledge of Parent, any other party to the Debt Financing Documents, committed any breach, or threatened in writing to commit any breach, of the performance, observance or fulfillment of any covenants, conditions or other obligations set forth in, or is in default under, any of the Debt Financing Documents.

(c) No event has occurred which, with or without notice, lapse of time or both, assuming satisfaction of the conditions precedent set forth in Article 6, would or would reasonably be expected to (i) as of the date hereof, constitute or result in a breach or default on the part of Parent, Merger Sub or, to the Knowledge of Parent, any of the other parties thereto under the Financing Commitments, (ii) constitute or result in a failure to satisfy a condition to Closing or other contingency to Closing set forth in the Financing Commitments that, in the case of the Debt Financing, has not been waived by the Debt Financing Sources party thereto, or (iii) otherwise result in any portion of the Financing not being available on the Closing Date. As of the date hereof, assuming satisfaction of the conditions precedent set forth in Article 6, none of Parent or Merger Sub has any reason to believe (both before and after giving effect to any “flex” provisions contained in the Fee Letters) that it will be unable to satisfy, on a timely basis (and in any event, not later than the Closing), any condition to Closing to be satisfied by it (or otherwise within either Sponsor’s, Parent’s or Merger Sub’s, or any of their respective Affiliates’, control) contained in the applicable Financing Commitments, or that the full amounts committed to be funded at Closing to fund a portion of the Merger and the other Transactions as set forth in such Financing Commitment, pursuant to the applicable Financing Commitment, will not be available as of the Closing. There are no conditions precedent or other contingencies or conditions related to the obligation of any party to the Financing Commitments to fund on the Closing Date the full amounts committed to be funded at Closing to fund a portion of the Merger and the other Transactions as set forth in such Financing Commitment, pursuant to such Financing Commitment, other than those conditions to Closing and initial funding expressly set forth in the unredacted provisions of such Financing Commitments, and, as of the date hereof, there are no side letters and (other than the Financing Commitments) there are no understandings or other agreements, Contracts or arrangements of any kind relating to the Financing Commitments or the Financing that could adversely affect the availability, conditionality, enforceability or amount of the Financing contemplated by the Financing Commitments. As of the date of this Agreement, Parent, Merger Sub and/or their respective Affiliates have fully paid any and all commitment fees or other fees or deposits required by the applicable Financing Commitments to be paid on or before the date of this Agreement. Assuming (i) the Debt Financing is funded in accordance with the Debt Financing Documents, and (ii) the satisfaction of the conditions precedent set forth in Article 6, the aggregate proceeds from the Financing constitute all of the financing required for the consummation of the Merger and the other Transactions and are, after giving effect to available cash of Parent and its Subsidiaries, sufficient in amount (such amount, the “Funding Obligations”) to provide the Parent Parties with the funds necessary to consummate the Transactions contemplated hereby at Closing, including the payment of the Merger Consideration, the repayment or refinancing of Indebtedness of any Acquired Company contemplated by this Agreement and the payment of all other fees, expenses and obligations required to be paid or satisfied by any Parent Party in connection with the Merger and the Financing on the Closing Date. Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledge and affirm that it is not a condition to the Closing or to any of its obligations under this Agreement that either Sponsor, Parent, Merger Sub and/or any of their respective Affiliates obtain any financing (including the Debt Financing) for any of the Transactions.

Section 4.7 Solvency. Assuming (a) satisfaction or waiver of the conditions to the Parent Parties’ obligation to consummate the Merger, and after giving effect to the Transactions, including the Financing and the payment of the Merger Consideration, (b) any repayment or refinancing of Indebtedness contemplated in this Agreement or the Financing Commitment Letters, (c) the accuracy of the representations and warranties of the Company set forth in Article 3 hereof, (d) payment of all amounts required to be paid in connection with the consummation of the Transactions, and (e) payment of all related fees and expenses, each of Parent and the Surviving Entity will be Solvent as of the Merger Effective Time and immediately after the consummation of the Transactions.

Section 4.8 Brokers. There are no investment bankers, brokers or finders that have been retained by or are authorized to act on behalf of the Parent Parties who are entitled to any banking, broker’s, finder’s or similar fee or commission payable by the Company or any of its Affiliates or any of their respective stockholders in connection with the Merger and the other Transactions based upon arrangements made by and on behalf of the Parent Parties.

Section 4.9 Absence of Certain Agreements. As of the date hereof, none of the Parent Parties nor any of their respective controlled Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (a) pursuant to which any stockholder of the Company would be entitled to receive, in respect of any share of Company Common Stock, consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal or (b) pursuant to which any stockholder of the Acquired Companies has agreed to make an investment in, or contribution to, any of the Parent Parties in connection with the Transactions, in each case that would not terminate and be void concurrently with any termination of this Agreement. Other than this Agreement, the Equity Commitment Letters and the Confidentiality Agreement, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between the Parent Parties, the Sponsors or any of their respective controlled Affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, that relate in any way to, or are in connection with, the Transactions or the operations of the Surviving Entity after the Merger Effective Time. None of the Parent Parties, the Sponsors or any of their respective controlled Affiliates has entered into any Contract with any Person prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction involving the Acquired Companies in connection with the Merger (provided that the foregoing shall not be deemed to prohibit the establishment of customary “tree” arrangements).

Section 4.10 Compliance. Each of the Parent Parties is, and since January 1, 2020, has been, in compliance with all Laws applicable to its businesses, except where the failure to comply with such Laws has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect. None of the Parent Parties has, during the past five years: (a) received any written notice from any Governmental Entity regarding any material violation by the Parent Parties of any Law; or (b) provided any written notice to any Governmental Entity regarding any material violation by any of the Parent Parties of any Law, which notice in either case remains outstanding or unresolved as of the date hereof, except for such notices that would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.11 Sanctions. None of the Parent Parties or any of their respective Affiliates, nor any Person acting on behalf of the Parent Parties, (a) is currently the subject or the target of any Sanctions, (b) is located, organized or resident in a country, territory or geographical region that is itself the subject of Sanctions (including Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine) or whose government is the subject or target of Sanctions, (c) is named in any Sanctions-related list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the U.S. Department of Commerce or the U.S. Department of the Treasury, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC, (d) is, otherwise, by public designation of any Governmental Entity, the subject or target of any Sanctions, (e) is a Person with which any U.S. Person is prohibited from dealing or otherwise engaging in any transaction by any applicable Law, (f) is owned or controlled by Persons described in clauses (a) through (e) or is otherwise the subject of Sanctions, or (g) conducts any business or engages in, or has conducted any business or engaged in, making or receiving any contribution of goods, services or money to or for the benefit of any Person, or in any country or territory that is the subject of Sanctions, other than in compliance with Sanctions Laws and regulations. No Legal Proceeding by or before any Governmental Entity with respect to any such Sanctions is pending or threatened, nor is any investigation by or before any Governmental Entity involving the Parent Parties with respect to any such Sanctions pending or threatened.

Section 4.12 Information Supplied. None of the information supplied or to be supplied in writing on or behalf of the Parent Parties or any of their respective Subsidiaries specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first mailed to the Company’s stockholders, at the time of any amendment or supplement to the Proxy Statement, at the time of the Stockholders Meeting or at the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.13 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article 4 or any document, agreement, certificate or other instrument contemplated hereby, neither of the Parent Parties nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to any of the Parent Parties, any of their respective Affiliates, or their respective business, operations, assets, liabilities, conditions (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Parent Parties nor any other Person makes or has made any express or implied representation or warranty to the Company or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate or budget relating to any of the Parent Parties or their respective businesses, or (b) except for the representations and warranties made by the Parent Parties in this Article 4, any oral or written information presented to the Company or any of their respective Representatives in the course of their due diligence investigation of the Parent Parties, the negotiation of this Agreement or the course of the Merger, or the accuracy or completeness thereof.

ARTICLE 5

COVENANTS

Section 5.1 Interim Operations of the Company.

(a) From and after the date hereof until the earlier of the Merger Effective Time or termination of this Agreement in accordance with its terms, and except (i) as required by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Schedule, (iii) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to any of the Acquired Companies, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to COVID-19 or COVID Measures that are reasonably necessary to protect the health and safety of the Acquired Companies’ employees and other individuals having business dealings with or relating to any of the Acquired Companies or to respond to third-party supply, customer, service or other business disruptions caused by COVID-19 or any COVID Measures (provided that the Company shall consult in good faith with Parent before taking (or omitting) any such action), or (v) with Parent’s prior written consent

(which consent shall not be unreasonably withheld, conditioned or delayed), the Company agrees as to itself and its Subsidiaries that such Entities shall (A) carry on their respective businesses in the ordinary course consistent with past practice in all material respects and (B) use commercially reasonable efforts to (1) maintain their material assets and properties in good repair and condition in all material respects (normal wear and tear and damage caused by casualty or by any reason outside of the Acquired Companies’ reasonable control excepted), (2) retain the services of their current officers and key employees, (3) maintain and preserve the Acquired Companies’ business organization intact, and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, tenants and other Persons with which the Acquired Companies have significant business relations, (4) maintain all insurance policies in all material respects, and (5) maintain the status of the Company as a REIT.

(b) Without limiting the generality of the foregoing, the Company agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Merger Effective Time or termination of this Agreement in accordance with its terms, except (i) as required by this Agreement, (ii) as set forth in Section 5.1 of the Company Disclosure Schedule, or (iii) as required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Acquired Companies, the Company shall not, nor shall it permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend any of the Organizational Documents of the Acquired Companies (whether by merger, consolidation or otherwise);

(ii) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of any Acquired Company, other than (1) the payment of dividends or distributions declared prior to the date of this Agreement, (2) the declaration and payment by the Company of the regular quarterly dividend per share of Company Common Stock for the fiscal quarter ending September 30, 2022, with an anticipated declaration date on or about September 15, 2022 and an anticipated payment date on or about October 17, 2022, in an amount not to exceed $0.41 per share of Company Common Stock, (and corresponding dividends, distributions or equivalents with respect to the Company Compensatory Awards, as and if required by the terms thereof), (3) dividends or distributions, declared, set aside or paid by any Acquired Company to any other Acquired Company that is, directly or indirectly, wholly owned by the Company, (4) dividends or distributions required for the Company or any Subsidiary REIT to maintain its respective status as a REIT under the Code or avoid the incurrence of any income or excise Taxes by the Company or any Subsidiary REIT pursuant to (and subject to) Section 5.15, and (5) dividends or distributions resulting from the vesting or settlement of, and payment of accrued dividends on, the Company Compensatory Awards, (B) split, combine or reclassify any capital stock of the Acquired Companies, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of any Acquired Company, (D) except as otherwise provided in Section 5.1(b)(iii), purchase, redeem or otherwise acquire any Company securities, except for acquisitions of shares of Company Common Stock by the Company in satisfaction by holders of Company Compensatory Awards of applicable withholding Taxes, or (E) enter into any amendment or other modification to the material terms of any material Indebtedness for borrowed money of the Acquired Companies;

(iii) (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or dispose of any Company securities, other than the issuance of shares of Company Common Stock upon the settlement of Company Performance Units that are outstanding on the date hereof, in accordance with the terms thereof as in effect on the date hereof or (B) amend any term of any security of the Acquired Companies (in each case, whether by merger, consolidation or otherwise);

(iv) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to any of the Acquired Companies;

(v) except as set forth in Section 5.1(b)(v) of the Company Disclosure Schedule, (A) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to the current or former directors, officers, employees or individual service providers of the Acquired Companies, except for increases (1) made in the ordinary course of business that do not exceed the U.S. Consumer Price Index over the previous twelve (12) months prior to such increase, (2) in the ordinary course of business in connection with the promotion of existing employees that are set forth on Section 5.1(b)(v) of the Company Disclosure Schedule, or (3) otherwise required under any Company Benefit Plan as in effect as of the date hereof or under applicable Law; (B) terminate the employment of any employee at the level of Vice President or above, other than for “cause,” or hire any new employee to a position of Vice President or above; or (C) (1) enter into any new employment, loan, retention, consulting, indemnification, change-in-control, bonus, termination or similar agreements or (2) except as required by any Company Benefit Plan as in effect as of the date hereof, or as required by applicable Law, enter into, adopt, amend or terminate any Company Benefit Plan or take any action to fund, accelerate or in any way secure the payment of compensation or benefits under any Contract or Company Benefit Plan;

(vi) unless required by Law, (i) modify, extend, or enter into any labor agreement, collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council, or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Acquired Companies as the bargaining representative for any employees of any of the Acquired Companies;

(vii) waive the restrictive covenant obligations of any current or former director, officer, employee, or natural independent contractor of any of the Acquired Companies;

(viii) acquire any business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), other than (A) any acquisition(s) of real property for cash (“Acquisitions”), (1) in the ordinary course that would not reasonably be expected to materially delay, impede or affect the consummation of the Transactions in the manner contemplated hereby, (2) the terms of which reflect the criteria set forth on Section 5.1(b)(viii)-1 of the Company Disclosure Schedule, and (3) for which the fair market value of the total consideration paid by the Acquired Companies in such Acquisitions does not exceed (x) in the case of an Acquisition of a single service or retail property, $15,000,000, (y) in the case of an Acquisition of a single manufacturing or industrial property (or other type of property), $25,000,000, and, (z) in the case of an Acquisition involving a portfolio transaction, $60,000,000 (unless any individual properties contained in such portfolio transaction otherwise exceed any of such thresholds described above), (B) as set forth on Section 3.8(b)(v) of the Company Disclosure Schedule, and (C) as set forth on Section 5.1(b)(viii) of the Company Disclosure Schedule; provided that, (x) such Acquisitions under clauses (A), (B) and (C), in the aggregate, shall not exceed the amounts set forth on Section 5.1(b)(viii)-2 of the Company Disclosure Schedule, and (y) the Company is able to finance such Acquisitions with available cash of the Company and amounts available under the Unsecured Term Loan and Credit Facility;

(ix) sell, lease, license, pledge, transfer, ground lease, subject to any Lien, assign, or otherwise dispose of any real property or any other material assets or material properties (including capital stock of Subsidiaries of the Company and Indebtedness of others held by the Acquired Companies), except (A) Permitted Liens incurred in the ordinary course of business, (B) the dispositions set forth on Section 3.8(b)(v) of the Company Disclosure Schedule, or (C) the dispositions set forth on Section 5.1(b)(ix) of the Company Disclosure Schedule; provided that, notwithstanding the foregoing or anything in this Agreement or the Company Disclosure Schedule to the contrary, at no time after the date hereof and prior to the Merger Effective Time shall any Debt Financing Borrower (except to the extent any such arrangement or condition is in place as of the date hereof) sell, lease, license, pledge, transfer, ground lease, subject to any Lien, assign, or otherwise dispose of any real property or any other assets or properties (including capital stock of Subsidiaries of such Debt Financing Borrower and Indebtedness of others held by such Debt Financing Borrower);

(x) change any of the accounting methods used by the Company materially affecting their assets, Liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act or as otherwise specifically disclosed in the Company SEC Documents filed prior to the date hereof;

(xi) except as set forth in Section 5.1(b)(xi) of the Company Disclosure Schedule, incur, create or assume, refinance, replace or prepay any Indebtedness (or modify any of the material terms of any outstanding Indebtedness), guarantee any Indebtedness of any Person or issue or sell any warrants or rights to acquire any Indebtedness of any of the Acquired Companies, other than (A) Indebtedness of any wholly-owned Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company, (B) Indebtedness of any Subsidiary of the Company

to or among one of its wholly-owned Subsidiaries of the Company, (C) new incurrences of Indebtedness under the Credit Facility, Unsecured Term Loan or any of the Company’s other existing credit facilities in the ordinary course of business that does not, in the aggregate, exceed $400,000,000, (D) repayments of Indebtedness in the ordinary course of business (specifically excluding the loans secured, directly or indirectly, by any Company Property), and (E) mandatory payments under the terms of any Indebtedness in accordance with its terms; provided that, notwithstanding the foregoing or anything in this Agreement or the Company Disclosure Schedule to the contrary, at no time after the date hereof and prior to the Merger Effective Time shall any Debt Financing Borrower (except to the extent any such arrangement or condition is in place as of the date hereof) (x) incur, create, assume, or otherwise permit to exist any Indebtedness or commitments for any Indebtedness, other than pursuant to the terms of the Debt Financing Agreements, (y) guarantee any Indebtedness of any Person, or (z) issue or sell any warrants or rights to acquire any Indebtedness of any Person;

(xii) except as set forth on Section 5.1(b)(xii) of the Company Disclosure Schedule, make any capital expenditures or enter into any Contract for any renovation, construction or capital expenditure other than (i) capital expenditures required by Law, (ii) emergency capital expenditures in any amount that the Company determines is necessary in its reasonable judgment to maintain its ability to operate its businesses in the ordinary course, (iii) capital expenditures in the ordinary course of business in any amount not exceeding $15,000,000 in the aggregate for all projects of the Acquired Companies; provided that the Company shall consult in good faith with Parent before undertaking any capital expenditures exceeding (A) $250,000 at any Company Property which is a retail property, and (B) $1,000,000 at any Company Property which is an industrial property, and (iv) Contracts related to capital expenditures permitted by clauses (i) through (iii);

(xiii) waive, release, assign, settle or compromise any Legal Proceeding, other than waivers, releases, assignments, settlements or compromises providing solely for the payment of an amount less than $1,000,000 individually or $5,000,000 in the aggregate (in each case, net of any amount covered by insurance or indemnification); provided that in no event shall the Acquired Companies settle any Transaction Litigation described in Section 5.11 except in accordance with the provisions thereof;

(xiv) enter into any new line of business;

(xv) fail to maintain in full force and effect material insurance policies or comparable replacement policies covering the Acquired Companies and their respective properties, assets and businesses in a form and amount consistent with past practice;

(xvi) except in connection with acquisitions permitted under Section 5.1(b)(viii) or other matters permitted under any other provision of this Section 5.1(b) above (A) amend in any material respect or terminate, or waive compliance with the material terms of or material breaches under, or assign, or renew or extend (except in the ordinary course of business consistent with past practices or as may be required under the terms of) any Company Lease, so long as, in each case, any of the foregoing does not cause the aggregate annual revenue of the Company Properties to decrease by 0.25% or more, (B) enter into, amend, terminate, or waive compliance with the terms of or breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any Company Material Contract, or (C) enter into a new Contract that, if entered into prior to the date of this Agreement, would have been a Company Material Contract;

(xvii) except in each case to the extent the Company (i) determines, after prior notification to and consultation with Parent, that such action is reasonably necessary to preserve the status of the Company as a REIT or to preserve the status of any Subsidiary of the Company as a REIT, partnership, disregarded Entity, TRS, or QRS for U.S. federal income tax purposes and (ii) reasonably cooperates with Parent to mitigate any adverse effect on Parent or its Affiliates or stockholders of the taking of such action, file any material Tax Return materially inconsistent with past practice, cause any Subsidiary of the Company to elect to be treated as a corporation for U.S. federal income tax purposes, make, change or rescind any material Tax election (it being understood and agreed, for the avoidance of doubt, that nothing in this Agreement shall preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), settle or compromise any material Tax claim or assessment by any Governmental Entity, change any accounting method with respect to Taxes, enter into any closing agreement with a taxing authority, surrender any right to claim a refund of a material amount of Taxes or consent (other than in the ordinary course of business) to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xviii) enter into any Tax Protection Agreement or take any action or fail to take any action that would violate or be inconsistent with any Tax Protection Agreement or otherwise give rise to a material liability with respect thereto; or

(xix) authorize, commit or agree to take any of the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give to the Parent Parties, directly or indirectly, rights to control or direct the operations of the Acquired Companies prior to the Merger Effective Time. In addition, notwithstanding the foregoing, nothing in this Section 5.1 shall restrict the Acquired Companies from, or require the consent of Parent prior to, engaging in any transaction or entering into any agreement exclusively among the Acquired Companies.

Section 5.2 Solicitation; Acquisition Proposals; Change in Recommendation.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., Eastern time, on October 15, 2022 (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective Representatives shall have the right to: (i) solicit, initiate, encourage or facilitate any Acquisition Inquiry, including by providing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Acquired Companies to any Person (and its Representatives, including potential financing sources of such Person) pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall provide to Parent and Merger Sub (and their Representatives, including financing sources) any non-public information or data that is provided to any Person given such access that was not previously made available to Parent and Merger Sub prior to or substantially concurrently with the time it is provided to such Person (and in any event within twenty-four (24) hours thereafter), and (ii) engage in any discussions or negotiations with any Persons (and their respective Representatives, including potential financing sources) with respect to an Acquisition Proposal or potential Acquisition Proposal or interest or potential interest with respect thereto, or otherwise cooperate with, assist or participate in, or facilitate any Acquisition Inquiries. Within one (1) Business Day after the No-Shop Period Start Date, the Company shall (i) notify Parent in writing of the identity of each Person, if any, from whom the Company received an Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date, (ii) provide Parent a list identifying each Excluded Party as of the No-Shop Period Start Date, and (iii) provide to Parent (A) an unredacted copy of any Acquisition Proposal made in writing and any other written terms or proposals provided (including (1) financing commitments related thereto, which shall include any fee letters (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein and otherwise in a manner consistent with the Fee Letters) and (2) all transaction documents related thereto) to the Company in connection with any Acquisition Proposal and any modifications to the financial and other material terms thereof, and (B) a written summary of the material terms and conditions of any Acquisition Proposal not made in writing (including any material terms and conditions proposed orally or supplementally, any financing commitments related thereto, which shall include any fee letters (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein and otherwise in a manner consistent with the Fee Letters) and any modifications to the financial and other material terms thereof). Promptly after the No-Shop Period Start Date (and, in any event, within twenty-four (24) hours thereafter), the Company shall, and shall use its reasonable best efforts to cause its Representatives to, (i) request each Person (other than Parent, its Affiliates and their respective Representatives) that has executed a confidentiality agreement at any time within twelve (12) months immediately preceding the No-Shop Period Start Date in connection with any Acquisition Inquiry, Acquisition Proposal or its consideration of any Acquisition Proposal to promptly return or destroy all non-public information furnished to such Person by or on behalf of the Company or any of its Subsidiaries prior to the No-Shop Period Start Date, (ii) cease providing any further information with respect to the Company or any Acquisition Proposal to any such Person or its Representatives, and (iii) terminate any data room or other diligence access to each such Person (and its Representatives); provided that the Company shall not be required to take any such action in respect of any Excluded Party unless and until such Person or group ceases to be an Excluded Party (in which case all references in this sentence to the No-Shop Period Start Date shall be read as the date on which such Person or group ceases to be an Excluded Party); provided that at any time that a Person ceases to be an Excluded Party, such Person may thereafter never become an Excluded Party.

(b) Except as may relate to any Excluded Party (for so long as such Person or group is an Excluded Party) or as expressly permitted by this Section 5.2, from and after the No-Shop Period Start Date, the Company agrees that it shall, and shall cause each of its Subsidiaries to, and shall direct its and their respective Representatives to, immediately cease any solicitations, discussions, negotiations or communications with any Person that may be ongoing with respect to any Acquisition Proposal. Except as may relate to any Excluded Party (for so long as such Person or group is an Excluded Party) or as expressly permitted by this Section 5.2, from and after the No-Shop Period Start Date, the Company will not, and shall cause each of its Subsidiaries not to, and will not authorize its or their respective Representatives to:

(i) solicit, initiate, knowingly encourage or knowingly facilitate the submission or announcement of any Acquisition Proposal or Acquisition Inquiry (including by approving any transaction, or approving any Person acquiring Company Common Stock such that the Person becomes an “interested stockholder” for purposes of the MGCL);

(ii) furnish any non-public information regarding the Acquired Companies to any Third Party with respect to an Acquisition Proposal or Acquisition Inquiry;

(iii) engage in or otherwise participate in any discussions or negotiations with any Third Party with respect to any Acquisition Proposal or Acquisition Inquiry;

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or Acquisition Inquiry;

(v) terminate, waive, amend, release or modify any provision of, grant permission under, or take any other action having a similar effect with respect to, any standstill, confidentiality or similar agreement to which the Acquired Companies is a party, except to the extent necessary to allow the counterparty thereof to make a private Acquisition Proposal to the Company Board in accordance with this Agreement;

(vi) provide any further information with respect to the Acquired Companies or any Acquisition Proposal (and shall turn off any data rooms maintained by the Company) to any Third Party or its Representatives;

(vii) approve or recommend an Acquisition Proposal or enter into any Alternative Acquisition Agreement; or

(viii) resolve, propose or agree to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, in response to a bona fide written Acquisition Proposal by a Third Party (including any Person or group of Persons who has ceased to be an Excluded Party, after such Person or group of Persons has ceased to be an Excluded Party, and such Acquisition Proposal shall not be deemed to be solicited by reason of the fact that such Person or group of Persons was solicited while an Excluded Party) made after the date of this Agreement and that did not result in whole or in part from a breach of this Section 5.2, the Company or its Subsidiaries may, directly or indirectly, through any of its Representatives (i) correspond in writing with any Person making such a written Acquisition Proposal to request clarification of the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and (ii) if, after obtaining any such written clarifications, the Company Board determines in good faith after consultation with its independent financial advisors and outside legal counsel, that such Acquisition Proposal (if consummated in accordance with its terms) either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal, (A) engage in, enter into or otherwise participate in discussions or negotiations with such Third Party (and such Third Party’s Representatives, including potential financing sources) with respect to the Acquisition Proposal, and (B) furnish non-public information to such Third Party (and such Third Party’s Representatives, including potential financing sources) making such Acquisition Proposal; provided, however, that (1) prior to so furnishing any material non-public information regarding the Company or its Subsidiaries to such Third Party (or its Representatives), the Company receives from the Third Party (or there is then in effect with such party) an executed Acceptable Confidentiality Agreement, and (2) any non-public information regarding the Company or its Subsidiaries that is provided to such Third Party (or its Representatives) shall be made available to Parent (to the extent such non-public information has not been previously made available to Parent) as promptly as practicable after providing it to such Third Party (and, in any event, within twenty-four (24) hours thereafter). The Company agrees that none of the Acquired Companies shall, after the date of this Agreement, enter into any confidentiality or similar agreement with any Person that would prohibit any Acquired Company from providing such information to Parent in accordance with Section 5.2(c) and Section 5.2(d) within the time periods contemplated herein.

(d) From and after the No-Shop Period Start Date, if the Company receives an Acquisition Proposal or Acquisition Inquiry, then the Company shall:

(i) promptly (and in no event later than twenty-four (24) hours after receipt of such Acquisition Proposal or Acquisition Inquiry): (A) notify Parent in writing of such Acquisition Proposal or Acquisition Inquiry; (B) identify the Third Party or group making such Acquisition Proposal or Acquisition Inquiry; (C) indicate the material terms and conditions of such Acquisition Proposal or Acquisition Inquiry, to the extent known, and (D) provide to Parent copies of any such Acquisition Proposal or Acquisition Inquiry made in writing and any proposed agreements related thereto;

(ii) keep Parent reasonably informed, on a reasonably prompt basis, of any material change to the status and terms of any and all Acquisition Proposals it has received (including any amendments and updates thereto, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Acquisition Proposal or Acquisition Inquiry);

(iii) promptly (and in any event within twenty-four (24) hours) notify Parent in writing if it enters into discussions or negotiations concerning any Acquisition Proposal or provides non-public information regarding the Company or its Subsidiaries to any Third Party in each case in accordance with this Section 5.2; and

(iv) keep Parent reasonably informed, on a reasonably prompt basis, of any material change to the status and any change to the financial and other material terms of any and all Acquisition Proposals or Acquisition Inquiries it has received (including any amendments and updates thereto), including by providing a copy of all written proposals, offers, drafts of proposed agreements or correspondence relating thereto.

(e) Neither the Company Board nor any committee thereof shall, except as permitted by this Section 5.2: (i) withdraw, withhold, modify, amend or qualify, in a manner adverse to the Parent Parties, the Company Board Recommendation; (ii) adopt, endorse, approve, recommend or otherwise declare advisable any Acquisition Proposal; (iii) fail to include the Company Board Recommendation in the Proxy Statement; (iv) if any Acquisition Proposal (other than an Acquisition Proposal in the circumstances described in clause “(v)” below) has been made public, fail to publicly affirm or reaffirm the Company Board Recommendation upon request of Parent within five (5) Business Days after the date an Acquisition Proposal shall have been publicly announced (or if the Stockholders Meeting is scheduled to be held within five (5) Business Days from the date an Acquisition Proposal is publicly announced, promptly and in any event prior to the date on which the Stockholders Meeting is scheduled to be held); provided that Parent may make any such request only once with respect to such Acquisition Proposal unless such Acquisition Proposal is subsequently materially modified in which case Parent may make such request once each time such material modification is made; (v) fail to publicly recommend against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s stockholders) within ten (10) Business Days after the commencement of such tender or exchange offer; (vi) publicly propose or publicly announce an intention to take any of the foregoing actions (any action described in clause “(i)” through clause “(vi)” being referred to as a “Change in Recommendation”); or (vii) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, stock purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other Contract (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.2(a)) contemplating an Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the Transactions (any such agreement, an “Alternative Acquisition Agreement”) or otherwise resolve or agree to do so.

(f) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board may: (i) make a Change in Recommendation if an Intervening Event has occurred and the Company Board (or an authorized committee thereof) determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, that the failure to make a Change in Recommendation would be inconsistent with the Company Board’s duties under applicable Law; or (ii) if the Company has not breached Section 5.2(e) or this Section 5.2(f) (other than, in the case of this Section 5.2(f) any breach that has a de minimis effect) and has not breached the other subsections of this Section 5.2 in any material respect, make a Change in Recommendation and/or terminate this Agreement pursuant to Section 7.1(d)(ii) in response to, (A) after the date hereof and prior to the Cut-Off Time, an Acquisition Proposal from an Excluded Party, or

(B) after the No-Shop Period Start Date, an unsolicited bona fide written Acquisition Proposal that, in each case of clauses (A) and (B), the Company Board (or an authorized committee thereof) determines in the good faith, after consultation with the Company’s outside legal counsel and financial advisors, constitutes a Superior Proposal and that, in light of such Acquisition Proposal, a failure to make a Change in Recommendation and/or to cause the Company to terminate this Agreement pursuant to Section 7.1(d)(ii) would be inconsistent with the Company Board’s duties under applicable Law, after having complied (other than any non-compliance that has a de minimis effect) with, and giving effect to all of the adjustments which may be offered by Parent pursuant to Section 5.2(g), and such Acquisition Proposal is not withdrawn.

(g) The Company Board shall only be entitled to effect a Change in Recommendation and/or terminate this Agreement pursuant to Section 7.1(d)(ii) as permitted under Section 5.2(f) if: (i) the Company has delivered to Parent a prior written notice (a “Notice of Change in Recommendation”) that includes a statement that the Company Board intends to take such action, the identity of the Person or group of Persons making the Superior Proposal, as applicable, and the material terms and conditions of the Superior Proposal or Intervening Event, as applicable, that is the basis of such action, including, if applicable, copies of any written proposals or offers and any proposed written agreements related to the Superior Proposal, as applicable (it being agreed that the delivery of the Notice of Change in Recommendation by the Company shall not constitute a Change in Recommendation); (ii) during the five (5) Business Day period following Parent’s receipt of the Notice of Change in Recommendation and ending at 11:59 p.m., Eastern time, on such fifth (5th) Business Day (a “Notice of Change Period”), the Company shall have made its Representatives reasonably available for the purpose of engaging in negotiations and shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Parent (to the extent Parent desires to negotiate) regarding such adjustments in the terms and conditions of this Agreement, so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute a Superior Proposal, or, in the case of an Intervening Event, in order to obviate the need to make such Change in Recommendation; (iii) after the expiration of the Notice of Change Period, the Company Board (or an authorized committee thereof) shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, and after taking into account any changes to this Agreement that the Parent Parties have irrevocably agreed in writing to make as a result of the negotiations contemplated by clause (ii) above or otherwise, that (A) in the case of an Acquisition Proposal, the Superior Proposal giving rise to the Notice of Change in Recommendation continues to constitute a Superior Proposal and the failure to make a Change in Recommendation and/or enter into such Alternative Acquisition Agreement would be inconsistent with the Company Board’s duties under applicable Law, and (B) in the case of an Intervening Event, the failure of the Company Board to effect a Change in Recommendation would be inconsistent with its duties under applicable Law. Any amendment to the financial terms or any other material amendment of such a Superior Proposal shall require a new Notice of Change in Recommendation, and the Company shall be required to comply again with the requirements of this Section 5.2(g); provided, however, that the Notice of Change Period shall be reduced to three (3) Business Days following receipt by Parent of any such new Notice of Change in Recommendation and ending at 11:59 p.m., Eastern time, on such third (3rd) Business Day.

(h) The Company agrees that all references to the Company or the Company Board in this Section 5.2 shall include its Representatives, all references to the Company in this Section 5.2, shall include the Company Board and any breach of this Section 5.2 (other than immaterial breaches) by the Company Board or any Representatives of the Company or the Company Board will be deemed to be a breach of this Agreement by the Company.

(i) Nothing contained in this Section 5.2 or elsewhere in this Agreement shall prohibit the Company, the Company Board or its Representatives from: (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided that any such disclosure does not contain an express Change in Recommendation; (ii) disclosing to the Company’s stockholders any factual information regarding the business, financial condition or results of operations of the Company or the fact that an Acquisition Proposal has been made, the identity of the party making such Acquisition Proposal or the material terms of such Acquisition Proposal, in each case, that the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) is required under applicable Law (it being understood that disclosure under this clause (ii) shall not limit or otherwise affect the obligations of the Company or the Company Board (or any committee thereof) under this Agreement and no such disclosure shall, taken by itself, be deemed to be a Change in Recommendation); or (iii) communicating in writing with any Third Party (or the Representatives of such Person) that makes any Acquisition Proposal or Acquisition Inquiry to the extent necessary to direct such Third Party to the provisions of this Section 5.2; provided, however, that (A) the Company Board shall not make any Change in Recommendation except in accordance with Section 5.2(f), and (B) any such statement or disclosure made by the Company Board (or a committee thereof) pursuant to this sentence must be subject to the terms and conditions of this Agreement and that nothing in the foregoing will be deemed to permit the Company or the Company Board (or an authorized committee thereof) to effect a Change in Recommendation.

Section 5.3 Preparation of Proxy Statement; Stockholders Meeting; Vote of Parent.

(a) As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare a proxy statement in preliminary form for the Stockholders Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) and, after consultation with, and approval by, Parent (which shall not be unreasonably withheld, conditioned or delayed), file the preliminary Proxy Statement with the SEC and Parent and Merger Sub shall cooperate with the Company in connection with the preparation of the foregoing and shall promptly provide such other assistance in the preparation of the Proxy Statement as may be reasonably requested by the Company from time to time. The Company shall notify Parent and Merger Sub promptly upon the receipt of any comments from the SEC or its staff or any other Government Officials and of any request by the SEC or its staff or any other Government Officials for amendments or supplements to the Proxy Statement, shall supply the others with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC, or its staff or any other Government Officials, on the other hand, with respect to the Proxy Statement, and if necessary, after the definitive Proxy Statement shall have been so mailed, shall promptly circulate amended or supplemental proxy materials and, if required in connection therewith, resolicit proxies. The Company shall respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement; provided that, prior to responding to any comments of the SEC, the Company shall provide Parent with a reasonable opportunity to consult and review such response and the Company shall consider in good faith any comments on such response reasonably proposed by Parent. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate, and shall cause their Affiliates to cooperate, with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to Parent, Merger Sub and their respective Affiliates as may be required, or otherwise reasonably requested by the Company, to be set forth in the Proxy Statement under applicable Law. The Proxy Statement shall contain the Company Board Recommendation, except to the extent that the Company Board or any committee thereof shall have effected a Change in Recommendation, as permitted by and determined in accordance with Section 5.2. Parent shall ensure that such information supplied by it and its Affiliates in writing for inclusion in the Proxy Statement will not, on the date it is first mailed to stockholders of the Company and at the time of the Stockholders Meeting or filed with the SEC (as applicable), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall consider Parent’s comments in good faith. The Company shall ensure that the Proxy Statement (i) will not on the date it is first mailed to stockholders of the Company and at the time of the Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act. Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub or their Affiliates for inclusion or incorporation by reference in the Proxy Statement.

(b) If at any time prior to the Stockholders Meeting any event or circumstance relating to the Company or Parent or any of their respective Subsidiaries, or their respective officers, trustees or directors, should be discovered by the Company or Parent, as the case may be, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company or Parent, as the case may be, shall promptly inform the other party hereto, and cooperate in the filing with the SEC of an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. All documents that the Company is responsible for filing with the SEC in connection with the Merger will comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. For purposes of Section 3.23, Section 4.12 and this Section 5.3, any information concerning or related to the Company, its Affiliates or the Stockholders Meeting will be deemed to have been provided by the Company and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

(c) As promptly as reasonably practicable upon the earlier of (i) receiving notification that the SEC is not reviewing the preliminary Proxy Statement and (ii) the conclusion of any SEC review of the preliminary Proxy Statement, the Company shall, in accordance with applicable Law and the Company’s Organizational Documents, duly set a record date for, call, give notice of, convene and hold a special meeting of the Company’s stockholders (including any adjournments and postponements thereof, the “Stockholders Meeting”) for the purpose of considering and taking action upon the matters requiring stockholder approval; provided that the Company shall not be required to convene and hold the Stockholders Meeting prior to the No-Shop Period Start Date; provided, further, that notwithstanding anything else to the contrary herein, the Company may postpone or adjourn the Stockholders Meeting after consultation with Parent (A) with the consent of Parent, (B) for the absence of a quorum, (C) to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the holders of shares of Company Common Stock within a reasonable amount of time in advance of the Stockholders Meeting, or (D) to allow additional solicitation of votes in order to obtain the Company Stockholder Approval; provided that, in the case of clauses (B), (C) and (D), without the written consent of Parent, in no event shall the Stockholders Meeting (as so postponed or adjourned) be held on a date later than the earlier of (x) thirty (30) days after the date for which the Stockholders Meeting was originally scheduled (in the case of clause (C), excluding any adjournments or postponements required by applicable Law) and (y) one hundred twenty (120) days after the original record date for the Stockholders Meeting. The Company shall use its commercially reasonable efforts to cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable upon the earlier of (i) receiving notification that the SEC is not reviewing the preliminary Proxy Statement and (ii) the conclusion of any SEC review of the preliminary Proxy Statement. Unless the Company Board or any committee thereof has withdrawn the Company Board Recommendation in compliance with Section 5.2, the Company shall, through the Company Board, recommend to holders of the Company Common Stock that they vote in favor of the Merger so that the Company may obtain the Company Stockholder Approval and the Company shall use its commercially reasonable efforts to solicit the Company Stockholder Approval (including by soliciting proxies from the holders of the Company Common Stock and taking all other action necessary or advisable to secure the Company Stockholder Approval). The Company shall keep Parent reasonably informed with respect to proxy solicitation results as reasonably requested by Parent. Unless this Agreement is terminated in accordance with Article 7, (i) the Company shall not submit to the vote of its stockholders any Acquisition Proposal and (ii) the obligation of the Company to duly call, give notice of, convene and hold the Stockholders Meeting and mail the Proxy Statement (and any amendment or supplement thereto that may be required by Law) to the Company’s stockholders shall not be affected by a Change in Recommendation.

(d) The Parent Parties shall vote, or cause to be voted, any shares of Company Common Stock beneficially owned by them or any of their respective Subsidiaries in favor of adoption of this Agreement at the Stockholders Meeting.

Section 5.4 Filings; Other Action.

(a) Each of the Company and the Parent Parties shall: (i) as promptly as practicable, if necessary, make all registrations, filings and submissions required to be made by it or otherwise advisable pursuant to applicable Antitrust Laws and other applicable Law with respect to the Merger; (ii) use reasonable best efforts to obtain the CFIUS Approval; (iii) use commercially reasonable efforts to obtain all consents and approvals required from Third Parties in connection with the Transactions; and (iv) use reasonable best efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the Transactions; provided, however, that, except as provided in Section 5.4(b) and Section 5.4(c), (A) without the prior written consent of Parent, in no event shall the Company pay any fee, penalty or other consideration, make any commitment or incur any Liability to any Person for any consent or approval in connection with the Transactions, and (B) in no event shall any of the Parent Parties or any of their Affiliates be required to pay any fee, penalty or other consideration, make any commitment or incur any Liability to any Person for any consent or approval in connection with the Transactions; provided, however, that Parent shall pay all filing fees payable in connection with obtaining the CFIUS Approval. In the event that any party fails to obtain any such consent or approval, the parties shall use commercially reasonable efforts to minimize any adverse effect upon the Company, Parent and their respective Affiliates and businesses that result, or which would reasonably be expected to result, after the Merger Effective Time, from the failure to obtain such consent.

(b) Except as provided in Section 5.4(c) of this Agreement, nothing in this Section 5.4 or elsewhere in this Agreement shall require the Parent Parties, Sponsors or any of their respective Affiliates to: (i) enter into any agreement or undertaking that requires the holding of direct or indirect equity interests of the Company through proxy holders or in a voting trust; (ii) diminish in any material respect the scope of Parent’s information rights with respect to the Company (other than with respect to identified matters of national security); (iii) otherwise take or commit to take any actions that would reasonably be expected to materially and adversely (x) affect one or more of the businesses, product lines or assets of Parent, its Subsidiaries, Sponsors or their respective Affiliates (other than the Acquired Companies), or (y) limit the ability of Parent, its Subsidiaries, Sponsors or their respective Affiliates (other than the Acquired Companies) to retain, one or more of their businesses, product lines or assets; (iv) implement internal controls, compliance programs, or other similar processes with respect to Parent’s, Sponsors’ or their respective Affiliates’ respective business beyond its investment in the Company (including any “portfolio company”, as such term is generally understood in the private equity industry, of either Sponsor or their respective Affiliates, but not including the Acquired Companies); or (v) commence or participate in any action, suit or other Legal Proceeding (other than regulatory proceedings with respect to the CFIUS Approval). In addition, in no event will either Sponsor or their respective Affiliates be required to provide to any Governmental Entity in connection with seeking the CFIUS Approval any material non-public information with respect to itself or its Affiliates or material non-public information with respect to its and its Affiliates’ portfolio holdings (including whether or not any such holdings exist), other than material non-public information (x) required to be provided to CFIUS under the DPA or customarily requested by any such Governmental Entity as part of seeking and obtaining approvals from CFIUS, and (y) which either Sponsor has previously provided in connection with seeking and obtaining prior approvals from CFIUS; provided, however, that, to the extent that any Governmental Entity requests any material non-public information with respect to either Sponsor or its Affiliates that is not required to be provided pursuant to this sentence, Parent shall cause such Sponsor to use its reasonable best efforts within the constraints imposed on it and its Affiliates by applicable Law and its and its Affiliates’ organizational documents and consistent with its and its Affiliates’ internal policies and past practices, to provide such information and, in the absence of being able to provide such information, to enter into good faith discussions with the Company and the Government Entity to provide other information, within the constraints imposed on it and its Affiliates by applicable Law and its and its Affiliates’ organizational documents and consistent with its and its Affiliates’ internal policies and past practices, that attempts to address the topic(s) of inquiry then being made by such Governmental Entity.

(c) In furtherance of the foregoing, within one (1) day after the date hereof, the parties shall jointly contact the Staff Chairperson of CFIUS to inform CFIUS of the Merger and the other Transactions, the identity of counsel to the parties and that a notice will be filed pursuant to the DPA. In connection with obtaining the CFIUS Approval in accordance with the DPA, the parties shall use reasonable best efforts to: (i) submit to CFIUS a draft joint voluntary notice as promptly as practicable (and in no event later than the date that is fifteen (15) Business Days after the date hereof); (ii) provide any information requested by CFIUS or any other Governmental Entity in connection with the CFIUS review or investigation of the Merger and the other Transactions within the timeframes set forth in the DPA; and (iii) submit to CFIUS a final joint voluntary notice as promptly as practicable following the date that CFIUS provides comments to the draft notice. In addition, the Parent Parties shall cooperate in good faith with CFIUS and use their reasonable best efforts to undertake promptly any and all actions necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Legal Proceeding, the issuance of any Order, or any other action, by or on behalf of CFIUS that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Merger or the other Transactions, including by (A) proffering and consenting and/or agreeing to an Order or other agreement providing for the sale, divesture, license, hold separate or other disposition, contemporaneously with or subsequent to the Merger Effective Time, of any property or properties of the Acquired Companies, and (B) promptly effecting the sale, divestiture, licensing or holding separate or other disposition of any property or properties of the Acquired Companies, in each case, at such time as may be necessary to permit the lawful consummation of the Merger and the other Transactions on or prior to the End Date; provided that, in no event, will the Parent Parties be required to proffer and consent and/or agree to any Order or other agreement providing for the sale, divesture, or other disposition, contemporaneously with or subsequent to the Merger Effective Time, of any property or properties of the Acquired Companies, or effect any such sale, divestiture, or other disposition of any property or properties of the Acquired Company to the extent that any such properties or properties required to be so sold, divested, or otherwise disposed of are (1) owned by the Acquired Companies, and (2) in the aggregate, subject to Company Leases that provided, as of the end of the Company’s most recent fiscal quarter, annual base rent and interest greater than 3.0% of the Company’s aggregate annual base rent and interest as of the end of the Company’s most recent fiscal quarter. Except as contemplated by the foregoing proviso, the entry by any Governmental Entity in any Legal Proceeding of an Order permitting the consummation of the Merger and the other Transactions but requiring any of the properties of the Acquired Companies to be sold, divested or disposed of thereafter shall not be deemed a failure to satisfy any condition specified in Article 6.

(d) Without limiting the generality of anything contained in Section 5.4(a), subject to applicable Law, each party shall: (i) give the other parties prompt written notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding; and (iii) promptly inform the other parties of (and provide copies of) any communication to or from any other Governmental Entity and keep the other parties reasonably informed regarding any substantive communications to or from a Third Party, in each case regarding the Mergers or other Transactions. Each party hereto will have the right to review in advance, and each party will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation, action or Legal Proceeding. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding, each party will permit authorized Representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted in writing to any Governmental Entity in connection with such request, inquiry, investigation, action or Legal Proceeding.

(e) In the event that any litigation or other administrative or judicial action or Legal Proceeding is commenced challenging the Merger or any of the other Transactions and such litigation, action or Legal Proceeding seeks, or would reasonably be expected to seek, to prevent the consummation of the Merger or the other Transactions, the Parent Parties and the Company shall use reasonable best efforts to resolve any such litigation, action or Legal Proceeding and each of the Parent Parties or the Company shall cooperate with each other and use their respective reasonable best efforts to contest any such litigation, action or Legal Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other Transactions.

Section 5.5 Access. Upon reasonable advance written notice, the Company shall, and shall cause each of its Subsidiaries to, (a) afford Parent’s Representatives reasonable access, during normal business hours throughout the period prior to the Merger Effective Time, to all properties and other facilities, personnel and books and records of the Acquired Companies and, during such period, the Company shall furnish promptly to Parent all readily available information concerning the business, properties, Contracts, assets and liabilities of the Acquired Companies as Parent may reasonably request and (b) permit such inspections as Parent may reasonably require and promptly furnish Parent with such financial and operating data and other information with respect to the business, properties and personnel of the Company and each of its Subsidiaries as Parent may reasonably request; provided that all such access shall be coordinated through the Company or its designated Representatives, in accordance with such reasonable procedures as they may establish (including any requirements or guidelines reasonably necessary in response to or related to COVID-19); provided, further, that the Acquired Companies shall not be required to permit any inspection or other access, or to disclose any information for the purpose of allowing the Parent Parties or their respective Representatives to collect samples of soil, vapor, air, water, groundwater or building materials (and the Parent Parties and their respective Representatives shall be prohibited from performing the same without the prior written consent of the Company), nor shall the Acquired Companies be required to permit any inspection or other access, or to disclose any information, to the extent that the Company believes in good faith that doing so would be reasonably likely to: (i) violate any obligation of the Acquired Companies with respect to confidentiality, non-disclosure or privacy to a Third Party; (ii) jeopardize protections afforded to any of the Acquired Companies under the attorney-client privilege or the attorney work product doctrine, and in any such event, the parties hereto will use commercially reasonable efforts to make appropriate substitute disclosure arrangements; (iii) violate any Law; or (iv) materially interfere with the conduct of the Acquired Companies’ business (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (i) through (iv)). Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above with respect to the provision of access to information or personnel by electronic means if, and to the extent, physical access is not reasonably feasible as a result of COVID-19 or any COVID Measures or would not be permitted under applicable Law. No investigation pursuant to this Section 5.5 shall affect or be deemed to qualify, modify or limit any representation or warranty in this Agreement of any party or any condition to the obligations of the parties. All requests for access pursuant to this Section 5.5 must be directed to the Chief Executive Officer of the Company or another Person designated in writing by the Company. Notwithstanding anything herein to the contrary, the Parent Parties shall not, and shall cause their Representatives not to, contact any customers or tenants in connection with the Merger or any of the other Transactions without the Company’s written consent (such consent not to be unreasonably withheld, conditioned or delayed). All information obtained by Parent and its Representatives pursuant to this Section 5.5 shall be treated as “Evaluation Material” of the Acquired Companies for purposes of the Confidentiality Agreement.

Section 5.6 Interim Operations of Merger Sub. During the period from the date hereof through the earlier of the Merger Effective Time or the date of termination of this Agreement, Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.7 Publicity. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other parties hereto, which consent may be granted or withheld by any party in its sole and absolute discretion; provided, however, that (except with respect to any public disclosure or statement that includes a reference to or otherwise identifies any direct or indirect investor in Parent, which shall require the prior approval of Parent in all instances, which approval may be granted or withheld by any party in its sole and absolute discretion) (i) a party may, without the prior consent of the other parties hereto, issue such press release or make such public statement as may be required by Law or Order or the applicable rules of NYSE if it has provided the other party with an opportunity to review and comment (and the parties shall cooperate as to the timing and contents of any such press release or public statement) upon any such press release or public statement, and (ii) the Company will not be obligated to engage in such consultation with respect to communications that are (1) principally directed to employees, customers, partners or vendors so long as such communications are consistent with previous releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party), or (2) relating to an Acquisition Proposal, Superior Proposal, Change in Recommendation or “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case, made in accordance with Section 5.2.

Section 5.8 Other Employee Benefits.

(a) For a period of twelve (12) months after the Closing Date, Parent shall cause the Surviving Entity to provide to each employee of the Acquired Companies who continues employment with the Surviving Entity or any of its controlled Affiliates following the Merger Effective Time (each, a “Continuing Employee”) (for so long as such Continuing Employee remains employed with the Surviving Entity or any controlled Affiliate of the Surviving Entity) with (i) a base salary and annual cash bonus opportunity that are each no less favorable than the base salary and annual cash bonus opportunity, in each case, as provided to such Continuing Employee immediately prior to the Merger Effective Time, and (ii) other compensation and benefits (including severance benefits, paid-time off and health insurance, but excluding equity-based compensation, long-term incentive compensation, retention bonuses or payments, defined benefit pension plans, retiree health and welfare benefits and any post-termination or post-employment health benefits) that are substantially comparable, in the aggregate, to the other compensation and benefits provided to each such Continuing Employee immediately prior to the Merger Effective Time.

(b) Parent shall cause the Surviving Entity to ensure that, as of the Merger Effective Time, each Continuing Employee receives full credit (for purposes of eligibility, vesting, and entitlement to benefits) for service with the Acquired Companies (or predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs and policies of the Surviving Entity and any of its controlled Affiliates, as applicable, in which such employees became participants; provided, however, that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits. With respect to each health or welfare benefit plan maintained by the Surviving Entity or any of its controlled Affiliates for the benefit of Continuing Employees, Parent shall cause the Surviving Entity to, (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Benefit Plan for the plan year that includes the Merger Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by the Surviving Entity or any of its controlled Affiliates, as applicable, for the plan year in which the Merger Effective Time occurs.

(c) From and after the Closing Date, Parent shall cause the Surviving Entity and its controlled Affiliates to honor, in accordance with its terms, each Company Benefit Plan (other than any equity-based plan) and each other existing (as of immediately prior to the Merger Effective Time) employment, bonus, change in control, retention, severance and termination protection plan, policy or agreement of or between the Acquired Companies and any current or former officer, director or employee of that company, in each case as set forth on Section 5.8(c) of the Company Disclosure Schedule. Parent acknowledges and agrees that the Transactions shall constitute a “change in control” for purposes of each Company Benefit Plan that uses such term or a similar term, including, without limitation, those agreements identified on Section 5.8(c) of the Company Disclosure Schedule.

(d) If directed by Parent in writing at least ten (10) Business Days prior to the Merger Effective Time, the Company shall terminate any and all Company Benefit Plans intended to satisfy the requirements of Section 401(k) of the Code, effective not later than the Business Day immediately preceding the Merger Effective Time. In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolutions of the Company Board (the form and substance of which shall be subject to review and reasonable approval by Parent).

(e) Nothing in this Section 5.8 or elsewhere in this Agreement is intended nor shall be construed to (i) be treated as an amendment to any particular Company Benefit Plan, (ii) prevent the Surviving Entity from amending or terminating any of its benefit plans in accordance their terms, (iii) create a right in any employee to employment with the Surviving Entity or any of its controlled Affiliates, or (iv) create any third-party beneficiary rights in any employee of any Acquired Company with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by the Company, the Surviving Entity or any of their Affiliates or under any benefit plan which the Company, the Surviving Entity or any of their Affiliates may maintain.

Section 5.9 Indemnification; Directors’ and Officers’ Insurance.

(a) The Company shall bind, effective at the Merger Effective Time, extended coverage under the Company’s officers’ and directors’ liability insurance by obtaining prepaid “tail”/extended reporting period coverage for the Company’s existing officers’ and directors’ liability insurance policies (accurate and complete copies of which have been made available to Parent), or with other insurers on terms and conditions no less favorable to the insureds than such existing insurance, which provides such Persons currently covered by such insurance with coverage for an aggregate period of six (6) years from and after the Merger Effective Time with respect to claims arising from facts or events that occurred on or before the Merger Effective Time; provided, however, that in satisfying its obligation under this Section 5.9(a), neither Parent nor the Surviving Entity shall be obligated to pay an aggregate amount for such “tail” insurance in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date hereof (the “Maximum Amount”) and if such aggregate amount for such “tail” insurance would exceed the Maximum Amount, then the Company shall obtain the most advantageous “tail” insurance available at an aggregate amount equal to the Maximum Amount; provided, further, that the Company shall reasonably cooperate and consult with Parent prior to the purchase of such “tail” insurance. If Parent can procure such “tail” insurance on superior terms or on equivalent terms, with insurers of equal or better A.M. Best financial strength ratings and outlooks and with full continuity, but at a lower net price, as compared to any such insurance that may be procured by the Company, then Parent may obtain such insurance bound and effective as of the Merger Effective Time, in which case the Company shall not obtain such insurance. Should Parent wish to exercise this option to place the tail insurance, it must both provide the Company with notice of its intent to exercise this option and provide the complete terms (including the runoff endorsement) of all such proposed policies to the Company, no later than twenty-five (25) days prior to the Merger Effective Time for review and approval by the Company (such approval not to be unreasonably withheld). For clarity, any such insurance placed by Parent shall (i) not insure Parent, (ii) not require any warranty or similar statements, and (iii) have full continuity for the pre-Merger Effective Time period. The Surviving Entity shall (and Parent shall cause the Surviving Entity to) maintain such insurance in full force and effect for its full term and continue to honor the obligations thereunder.

(b) From and after the Merger Effective Time, the Surviving Entity shall (and Parent shall cause the Surviving Entity to): (i) indemnify and hold harmless each individual who at the Merger Effective Time is, or at any time prior to the Merger Effective Time was, a trustee, director or officer of the Company or any Subsidiary of the Company (each an “Indemnified Party”) for any and all costs and expenses (including reasonable fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this Section 5.9(b)), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any action, suit or Legal Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such trustee, director or officer of any of the Acquired Companies or otherwise in connection with any action taken or not taken at the request of any of the Acquired Companies at, or at any time prior to, the Merger Effective Time, or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a trustee, director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan) at, or at any time prior to, the Merger Effective Time, in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Merger Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; provided that Parent and the Surviving Entity shall not be (x) liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) or (y) obligated under this Section 5.9(b) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Legal Proceeding except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such Legal Proceeding; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (1) each indemnification agreement set forth on Section 5.9(b) of the Company Disclosure Schedule and in effect as of the date hereof between the Company and any Indemnified Party; and (2) any indemnification provision (including advancement of expenses)

and any exculpation provision set forth in the Organizational Documents of the Acquired Companies as in effect on the date hereof. Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by Indemnified Parties in connection with their enforcement of their rights provided under this Section 5.9. Parent’s and the Surviving Entity’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from and after the Merger Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) If Parent, the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, or if Parent dissolves the Surviving Entity, then, and in each such case Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Entity shall assume the obligations set forth in this Section 5.9.

(d) The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to advancement, indemnification or contribution that any such individual may have under any Organizational Documents, by Contract or otherwise. The obligations of Parent and the Surviving Entity under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect in any material respect the rights of any Indemnified Party unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third-party beneficiaries of this Section 5.9). Nothing in this Agreement, including this Section 5.9, is intended to, shall be construed to, or shall release, waive or impair any rights to any insurance claims under any policy that is or has been in existence with respect to the Acquired Companies or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.9 is not prior to, or in substitution for, any such claims under any such policies, or impair or limit any other rights an Indemnified Party may have to indemnification, advancement, or exculpation pursuant to applicable Law, written agreements, or current or former Organizational Documents.

Section 5.10 Section 16 Matters. Prior to the Merger Effective Time, the Company shall, and shall be permitted to, take all such steps as may reasonably be necessary to cause the Transactions, including any dispositions of shares of Company Common Stock (including any shares subject to Company Compensatory Awards) by each Person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 under the Exchange Act.

Section 5.11 Transaction Litigation. The Company shall as promptly as reasonably practicable notify Parent in writing of, and shall give Parent the opportunity to participate in the defense, negotiation, and settlement of, any Transaction Litigation brought or, to the Knowledge of the Company, threatened in writing, shall keep Parent reasonably informed with respect to the status thereof and shall give consideration to Parent’s advice with respect to such Transaction

Litigation. The Company shall give Parent and its Representatives a reasonable opportunity to review, and shall consider in good faith all reasonable comments, on all material filings or responses to be given to any Third Party or Governmental Entity in connection therewith. None of the Acquired Companies shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation unless Parent shall have consented in writing (such consent not to be unreasonably conditioned, withheld or delayed). Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Merger Effective Time, the Indemnified Parties shall be entitled to continue to retain DLA Piper LLP (US) or such other counsel selected by such Indemnified Parties prior to the Merger Effective Time to defend any Transaction Litigation.

Section 5.12 Financing.

(a) Each of Parent and Merger Sub shall use, and shall cause their respective Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the initial proceeds of the Financing at or prior to the Closing on the terms and subject to the conditions set forth in the Financing Commitments (including any “flex” provisions), including using, and causing their respective Affiliates to use, reasonable best efforts to execute and deliver all such documents and instruments as may be reasonably required thereunder and to:

(i) comply with and maintain in full force and effect the Financing and the Financing Commitments (and, once entered into, the Debt Financing Agreements (as defined below) until the earlier of (A) the date that this Agreement is terminated in accordance with the terms hereof and (B) the date that such Financing is funded in the amount required to be funded at Closing, in each case in accordance with the terms and conditions thereof, and negotiate and enter into (or cooperate with the Company to cause the applicable Acquired Companies to enter into (so long as such agreements are not effective as to any Acquired Companies prior to the Closing)) definitive financing agreements with respect to the Debt Financing on the terms and conditions set forth in the Debt Financing Documents (including any “flex” provisions) or on other terms (1) permitted under this Section 5.12, or (2) otherwise satisfactory in form and substance to the Company (such definitive agreements, the “Debt Financing Agreements”) so that the Debt Financing Agreements are in full force and effect no later than the Closing;

(ii) satisfy, or obtain the waiver of, as promptly as practicable and on a timely basis (and in any event, no later than the Closing) all conditions to the Debt Financing contemplated by the Debt Commitment Letter and Debt Financing Agreements that relate to Parent and Merger Sub or are within its or their control; and

(iii) cause the parties to the Equity Commitment Letters to fund the Equity Financing and the Debt Financing Sources to fund the Debt Financing, in each case no later than the Closing (including by enforcing its rights under the Financing Commitment Letters and/or Debt Financing Agreements, as applicable, in the event of a breach by the parties to the Equity Commitment Letters or the Debt Financing Sources under the Financing Commitments or the Debt Financing Agreements).

(b) None of Parent or Merger Sub shall agree to or permit any amendment, supplement, modification or replacement of, or grant any waiver of, any condition, remedy or other provision under any Financing Commitment or Debt Financing Agreement, without the prior written consent of the Company, if such amendment, supplement, modification, replacement, or waiver would (i) reduce the aggregate amount of the Financing (or the cash proceeds available therefrom) to be funded at Closing to an amount (in the aggregate with all amounts to be made available in respect of all Financings at Closing and together with all available cash of Parent and its Subsidiaries) less than the Funding Obligations, (ii) impose new or additional conditions or contingencies to the receipt of the initial funding of the Financing, or otherwise expand, amend or modify any of the existing conditions to the receipt of the initial funding of the Financing, in the case of each of the foregoing, in a manner that would reasonably be expected to delay, impede or prevent the initial funding of the Financing (or satisfaction of the conditions to obtaining any portion of the initial funding of the Financing) at the Closing, (iii) impair the ability or likelihood of the Closing or Parent and/or Merger Sub to timely consummate the Transactions (including by requiring any additional filings, consents or approvals of any Governmental Entity that are otherwise not required to consummate the Merger pursuant to requirements of Law or the terms of this Agreement), or (iv) adversely impact the ability of Parent, Merger Sub or any of their respective Affiliates to enforce their respective rights against the other parties to the Financing Commitments or the Debt Financing Agreements; provided, however, subject to compliance with the other provisions of this Section 5.12, Parent, Merger Sub or their respective Affiliates may amend, modify, supplement or waive any provision of any Debt Financing Document or any Debt Financing Agreement without the prior written consent of the Company (A) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Documents as of the date hereof, or (B) to implement any “flex” provisions applicable thereto. Parent and Merger Sub shall not (1) agree to the withdrawal, termination, repudiation or rescission of any Financing Commitment without the prior written consent of the Company, or (2) consent to the release or termination of the commitments or obligations of any Debt Financing Source under the Debt Commitment Letter, in each case, unless (x) such Financing Commitment is contemporaneously replaced with a new Financing Commitment that complies with the first sentence of this Section 5.12(b), (y) the Closing has occurred and the Merger has been consummated, or (z) this Agreement has been terminated in accordance with its terms. Upon any permitted amendment, supplement, modification or replacement of, or waiver of, any Financing Commitment in accordance with this Section 5.12(b), Parent shall promptly deliver to the Company a true, correct and complete (except as provided below in relation to the Fee Letters) copy of each Debt Financing Agreement and each amendment, supplement, modification, replacement or waiver to any Financing Commitment or any Debt Financing Agreement (in the case of any Fee Letter or amendment, supplement, modification, replacement or waiver of any Fee Letter, redacted in a manner consistent with Recital D above) and references herein to “Financing Commitments,” “Debt Commitment Letter,” “Debt Financing Documents”, “Equity Commitment Letters”, “Fee Letters”, “Financing Commitment Letters” and “Debt Financing Agreements” shall include and mean such documents, as amended, supplemented, modified, replaced or waived in compliance with this Section 5.12(b), as applicable, and references to “Financing,” “Debt Financing,” and “Equity Financing” shall include and mean the financing contemplated by the Financing Commitments or Debt Financing Agreements as amended, supplemented, modified, replaced or waived in compliance with this Section 5.12(b), as applicable.

(c) In the event that (i) all or any portion of the Debt Financing expires, terminates, becomes or could reasonably be expected to become unavailable on the terms and conditions (including any “flex” provisions) or from the sources contemplated in the applicable Debt Commitment Letter, or (ii) the Debt Commitment Letter or the Debt Financing Agreements shall be withdrawn, terminated, repudiated or rescinded, in whole or in part, for any reason, (A) Parent shall promptly so notify the Company in writing, and (B) Parent shall use reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event (and in any event no later than the Closing), and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative sources with terms and conditions to initial funding (including market flex provisions) that is (1) not less favorable in any material respect to Parent than the terms and conditions set forth in the applicable Debt Commitment Letter and which shall not include any conditions or contingencies to the initial funding of the Debt Financing not otherwise included in the Debt Commitment Letter as of the date hereof or include any provision that would reasonably be expected to materially delay or prevent the effectiveness or initial funding of the Financing (or satisfaction of the conditions to obtaining any portion of the initial funding of the Financing) at the Closing or materially impair the ability or likelihood of the Closing or Parent and/or Merger Sub to timely consummate the Merger and the other Transactions, or (2) satisfactory to Company and Parent (the “Alternative Financing”), in an amount in the aggregate for all such Alternative Financings sufficient to consummate the Transactions contemplated by this Agreement at Closing (or replace any unavailable portion of the Debt Financing necessary to consummate the Transactions contemplated by this Agreement at Closing). In the event any Alternative Financing is obtained and any new debt commitment letters are entered into in accordance with this Section 5.12(c) (each such letter, an “Alternative Financing Debt Commitment Letter”), Parent shall promptly deliver a copy thereof to the Company (it being understood that any fee letters related thereto may be redacted in the same manner as the fee letters delivered on or prior to the date of this Agreement) and references herein to “Financing Commitments”, “Debt Commitment Letter”, “Debt Financing Documents”, and “Financing Commitment Letters” shall be deemed to include any Alternative Financing Debt Commitment Letter to the extent then in effect, references herein to “Fee Letters” shall be deemed to include any fee letters in respect of such Alternative Financing Debt Commitment Letter, and references herein to “Financing” or “Debt Financing” shall include the debt financing contemplated by such Alternative Financing Debt Commitment Letter. Parent and Merger Sub shall be subject to the same obligations with respect to any Alternative Financing as set forth in this Agreement with respect to the Debt Financing.

(d) Parent or Merger Sub shall (i) give the Company prompt written notice of (A) any default, breach or threatened default or breach by any party to any of the Financing Commitments or the Debt Financing Agreements or (B) any withdrawal, termination, repudiation or rescission or threatened withdrawal, termination, repudiation or rescission of any of the Financing Commitments or the Debt Financing Agreements, in the case of clauses (A) and (B), of which Parent or any of its Affiliates or their respective Representatives (in the case of the Representatives, to the extent of Parent’s Knowledge thereof) becomes aware, (ii) notify the Company promptly if for any reason Parent, Merger Sub or their respective Affiliates no longer believes in good faith that it will be able to obtain all or any portion of the Financing contemplated by the Financing Commitments, and (iii) promptly provide any updates reasonably requested in writing by the Company with respect to the status of Parent’s efforts to arrange and finalize the Financing (or any Alternative Financing). In no event shall Parent or any of its Affiliates be required to provide access to or disclose information that Parent or any of its Affiliates reasonably determines could jeopardize any privilege that may be asserted by, conflict with any confidentiality requirements applicable to, or violate any applicable Law applicable to, Parent or any of its Affiliates.

(e) Parent acknowledges and agrees that it shall be fully responsible for the Equity Financing and Parent shall use reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable to obtain the Equity Financing, including using reasonable best efforts to take all actions necessary to (i) comply with the terms of and maintain in effect the Equity Commitment Letters, (ii) satisfy on a timely basis all conditions and obligations in such Equity Commitment Letters, and (iii) consummate and fund the Equity Financing at or prior to the Closing. Parent further agrees that it shall take (or cause to be taken) all actions and do (or cause to be done) all things necessary, proper or advisable to fully enforce its rights (including through litigation) under the Equity Commitment Letters.

(f) Parent acknowledges and agrees that neither the obtaining of the Financing or any alternative financing (including the Alternative Financing) is a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any alternative financing (including the Alternative Financing), subject to the applicable conditions set forth in Article 6.

Section 5.13 Financing Cooperation.

(a) Prior to the Closing Date, the Company shall use its reasonable best efforts to provide, and shall cause each of its Subsidiaries and its and its Subsidiaries’ Representatives to use reasonable best efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent and customary in connection with the Debt Financing, the assumption or continuance after the Closing Date of any Indebtedness (including unfunded commitments in respect thereof) of any Acquired Companies, including with respect to obtaining the Noteholder Consent and Rating Condition (as defined below) (collectively, the “Assumption Transactions”), and other financing or refinancing transactions, which shall include using reasonable best efforts to:

(i) upon reasonable notice, arrange or participate in a reasonable number of meetings (electronic, telephonic or in person) and presentations with existing and/or prospective lenders, the applicable rating agencies, the Master Indenture Trustee, the back-up manager and any other Third Party necessary or desirable to engage with in connection with the Debt Financing, the Assumption Transactions and any other financing or refinancing transactions, at reasonable times and locations mutually agreed;

(ii) assist with the preparation of materials for information memoranda, internal presentations, committee meeting agendas and similar documents reasonably necessary in connection with the Debt Financing, the Assumption Transactions and any other financing or refinancing transactions;

(iii) furnish Parent reasonably promptly with the financial statements of the Company and other financial information relating to the Acquired Companies as set forth in Section 5.13(a)(iii) of the Company Disclosure Schedule and otherwise of the type that would reasonably be required by Regulation S-X or Regulation S-K promulgated under the Securities Act for a public offering of securities of the Company (subject to the immediately following proviso, the “Required Financial Information”); provided, however, that in no event shall the Required Financial Information be deemed to include or shall the Company otherwise be required to provide projections or information of a forward-looking nature or of a general or industry specific nature;

(iv) assist with the preparation of the definitive loan documentation contemplated by the Debt Commitment Letter (including schedules) and prepare the documentation required to evidence the Assumption Transactions and any other financing or refinancing transactions, including executing and delivering any customary guarantee, pledge and security documents, amendments, consents, required certifications (including a solvency certificate signed by the chief financial officer, chief accounting officer, or other officer with equivalent duties of the Company to the extent such officer will have such title on the Closing Date after giving effect to the Merger), lender or noteholder solicitations and/or other notices, offers or communications required to be made to any applicable third parties in connection with the Debt Financing, the Assumption Transactions and any other financing or refinancing transactions (provided that any such documents or agreements and any obligations contained in such documents applicable to the Acquired Companies shall be effective no earlier than as of the Merger Effective Time);

(v) provide to Parent at least five (5) Business Days prior to the Closing Date a Beneficial Ownership Certification under 31 C.F.R. 1010.230 and all documentation and other information with respect to the Acquired Companies required by regulatory authorities under applicable “know your customer”, anti-money laundering, beneficial ownership and other similar rules and regulations, including, without limitation, the PATRIOT Act, to the extent requested by Parent in writing at least ten (10) Business Days prior to the Closing Date;

(vi) provide to Parent and the arrangers in respect of the Debt Financing, the Assumption Transactions and any other financing or refinancing transactions, customary authorization letters with respect to bank or investor information memoranda with respect to information provided by the Company for inclusion therein;

(vii) provide to Parent or any other Third Party (at the reasonable request of Parent) in connection with the Debt Financing, the Assumption Transactions and any other financing or refinancing transactions, certificates, affidavits or other documents that are customary in similar transactions that will be effective no earlier than as of the Merger Effective Time (or the effectiveness of which is otherwise conditioned upon the effectiveness of the Closing);

(viii) furnish Parent reasonably promptly with financial information relating to the Acquired Companies reasonably required in connection with the Debt Financing, the Assumption Transactions and any other financing or refinancing transactions, and to assist Parent in connection with the preparation of any pro forma financial information and financial statements as may be required in connection therewith; provided, however, that neither the Company nor any Affiliate of the Company shall be responsible in any manner for information relating to the proposed debt and equity capitalization that may be provided in any such pro forma financial information or financial statements; and

(ix) (A) cooperate in connection with the repayment or defeasance of any existing Indebtedness of the Acquired Companies, the termination of commitments (whether drawn or undrawn) in respect of existing Indebtedness of the Acquired Companies, the termination of all agreements, documents and filings in respect of each of the foregoing, and the automatic release of related Liens upon the repayment in full of such Indebtedness, in each case as of, and subject to the occurrence of, the Closing, (B) deliver notices of prepayment and termination in respect of Indebtedness of the Acquired Companies and commitments therefor within the time periods required by the applicable agreements in respect of such Indebtedness and commitments as are reasonably requested by Parent, and (C) deliver such customary payoff letters (substantially final drafts of which will be provided at least three (3) Business Days prior to the Closing Date), and defeasance and other documentation related to the foregoing as are reasonably requested by Parent, including release documents and other customary documentation necessary to release Liens securing, and guarantees of, any Indebtedness and commitments in respect thereof (provided, that in the case of clauses (B) and (C), the Company shall not be required to deliver any notices, commitments or other documents that are not conditioned on, and subject to the occurrence of, the Closing).

(b) Notwithstanding the foregoing, the Company shall not be required to provide, or cause its Subsidiaries to provide, cooperation under Section 5.13(a) that: (i) unreasonably interferes with the ongoing business of the Acquired Companies; (ii) causes any covenant, representation or warranty in this Agreement to be breached (unless waived by Parent in writing); (iii) causes any closing condition set forth in Article 6 to fail to be satisfied or otherwise causes the breach of this Agreement (unless waived by Parent in writing) or any Company Material Contract to which any of the Acquired Companies is a party not entered into in contemplation of the obligation of the Company and its Subsidiaries under Section 5.13(a); (iv) requires the Acquired Companies to incur any Liability (including any commitment fees and expense reimbursement) in connection with the Debt Financing, the Assumption Transactions or any other financing or refinancing transactions prior to the Closing, except for costs, expenses and fees that are reimbursable pursuant to Section 5.13(e) as provided below; (v) requires the Acquired Companies or their respective directors, trustees, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document, certificate or instrument with respect to the Debt Financing, the Assumption Transactions or any other financing or refinancing transactions (other than customary authorization letters with respect to bank information memoranda and customary authorization letters, issuer orders or similar documents necessary or required by the Master Indenture Trustee to obtain the Noteholder Consent and Rating Condition) or adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing, the Assumption Transactions and/or and any other financing or refinancing transactions are obtained, in the case of the foregoing, that would become effective prior to the Closing (or that is not conditioned upon the effectiveness of the Closing); (vi) requires the Acquired Companies to give any legal opinion or other opinion of counsel (except as may be required or requested by the Master Indenture Trustee or the Rating Agency (as such term is defined in the Master Servicing Agreement) in connection with the Noteholder Consent and Rating Condition); (vii) requires the Acquired Companies to provide any information that is prohibited or restricted by applicable Law or applicable confidentiality undertaking or that constitutes privileged information or attorney-client work product; provided that the Company shall, and shall cause its Subsidiaries and Representatives to, use reasonable best efforts to provide such information that does not violate such obligations or privilege and notify Parent as to what information is being covered by such obligations or privilege in a manner that would not reasonably be expected to jeopardize such obligations or privilege; (viii) requires the Acquired Companies to take any action that is prohibited or restricted by, or will conflict with or violate, its Organizational Documents (unless pursuant to any modification effective no earlier than as of the Closing Date); (ix) results in any officer or director of the Acquired Companies incurring personal Liability with respect to any matter relating to the Debt Financing, the Assumption Transactions and/or and any other financing or refinancing transactions or requires any officer, trustee, director or other Representative of the Company or any of its Subsidiaries to deliver any certificate that such officer, trustee, director or other Representative reasonably believes, in good faith, contains any untrue certifications; or (x) requires the Acquired Companies or their Representatives, as applicable, to waive or amend any terms of this Agreement. In no event shall the Company be in breach of Section 5.13(a) because of the failure to deliver any financial or other information that is not reasonably available to the Acquired Companies or within the Acquired Company’s reasonable control to obtain. For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in Section 5.13(a) and Section 5.13(d) represent the sole obligation of the Acquired Companies and their respective Affiliates with respect to cooperation in connection with the Debt Financing, the Assumption Transactions and any other financing or refinancing transactions. Parent and Merger Sub agree that any information regarding the Acquired Companies or Affiliates contained in any presentations, offering documents, teasers or other materials in connection with the marketing of the Debt Financing prior to the Closing shall be subject to the prior review of the Company.

(c) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Acquired Companies or the reputation or goodwill of the Acquired Companies.

(d) Prior to the Closing Date, the Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries and its Subsidiaries’ Representatives to use reasonable best efforts to, in each case at Parent’s sole expense, take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to (i) obtain the consent of the “Requisite Global Majority” to a “Change of Control” of the Company (as each such term is defined in the Master Servicing Agreement), and (ii) obtain the “Rating Condition” from each applicable “Rating Agency” (as each such term is defined in the Master Servicing Agreement) pursuant to the Master Indenture and the Master Servicing Agreement, in each case, such that the consummation of the Transactions does not result in a “Servicer Replacement Event” (as such term is defined in the Master Servicing Agreement) or a breach of the Master Servicing Agreement (such consent of the Requisite Global Majority and such Rating Condition, collectively, the “Noteholder Consent and Rating Condition”) and provide copies of the Noteholder Consent and Rating Condition in form and substance acceptable to Parent.

(e) Parent and Merger Sub, on a joint and several basis, shall (i) reimburse the Acquired Companies upon written demand for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ and accountants’ fees) (other than in connection with the preparation of customary historical and ordinary course financial statements and/or with respect to information or materials in the possession or control of any of the Acquired Companies) incurred by the Acquired Companies and their respective Representatives in connection with the cooperation and other obligations under this Section 5.13, in each case on the earlier of the Closing and the termination of this Agreement in accordance with Article 7, and (ii) indemnify, defend and hold harmless the Acquired Companies and their respective Affiliates and Representatives (collectively, the “Financing Indemnitees”) from and against any and all documented out-of-pocket costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities suffered or incurred by any of them in connection with the arrangement and consummation of the Debt Financing (including any Alternative Financing), the Assumption Transactions and any other financing or refinancing transactions, and obtaining the Noteholder Consent and Rating Condition, and any information used in connection therewith (other than with respect to information related to the Acquired Companies or their Affiliates provided by any Financing Indemnitee) and, in each case, except to the extent such costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities are suffered or incurred as a direct result of bad faith, gross negligence or willful misconduct by any Financing Indemnitee as determined by a court of competent jurisdiction in a final judgment not subject to further appeal. This Section 5.13(e) shall survive the consummation of the Merger and the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced (x) following any termination of this Agreement, by the Acquired Companies, and (y) following consummation of the Merger and the Closing or any termination of this Agreement, by Affiliates and Representatives of the Acquired Companies, in each case, who are each third-party beneficiaries of this Section 5.13(e).

Section 5.14 Confidentiality. Each of the Parent Parties hereby acknowledges and agrees to continue to be bound by the Confidentiality Agreement. All information provided by or on behalf of the Acquired Companies pursuant to this Agreement (including in connection with the Debt Financing or the Equity Syndication) will be kept confidential in accordance with the Confidentiality Agreement; provided, however, that the Parent Parties and their respective Representatives may disclose such information to any financing sources or prospective financing sources that (a) may become parties to the Debt Financing or (b) may become Applicable Investors (and, in each case, to their respective Affiliates, counsel, auditors and other Representatives), in each case, so long as each such Person (i) agrees for the benefit of the Company to be bound by the Confidentiality Agreement as if a party thereto or (ii) is subject to other confidentiality undertakings reasonably satisfactory to the Company and of which the Company is a third-party beneficiary.

Section 5.15 Distribution by Company of REIT Taxable Income. Notwithstanding anything to the contrary in this Agreement, prior to the Closing Date, any of the Company and its Subsidiary REITs may declare and pay a dividend to its stockholders distributing cash in such amounts determined by the Company in its sole discretion to be required to be distributed in order for the Company or the Subsidiary REIT to qualify as a REIT for such year and to avoid to the extent reasonably possible the incurrence of income or excise Tax by the Company or the Subsidiary REIT. If the Company declares a distribution to its stockholders pursuant to this Section 5.15, the Merger Consideration shall be decreased by an amount equal to such distribution.

Section 5.16 Certain Tax Matters.

(a) The Company shall take such actions as are reasonably necessary to ensure that the Company and any Subsidiary REIT (i) will qualify for taxation as a REIT for U.S. federal income tax purposes for the current taxable year and, if the Closing Date occurs in 2023, its 2023 taxable year, and (ii) will not become liable for U.S. federal income Tax under Section 857(b) or 4981 of the Code. Prior to the Closing Date, the Company shall promptly notify Parent if the Company becomes aware of any issue that it believes would adversely impact the maintenance of the REIT status of the Company and its Subsidiary REITs for the Company’s 2022 taxable year and, if the Closing Date occurs in 2023, the Company’s 2023 taxable year, or would result in material Tax under Section 857(b) or 4981 of the Code and cooperate and consult in good faith with Parent with respect thereto.

(b) All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne by Parent. Parent and the Company shall cooperate to file or cause to be filed in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to such Transfer Taxes.

(c) Parent and the Company shall, upon written request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on any Acquired Company, Parent, Merger Sub, the Surviving Entity, or any Affiliate or stockholder thereof (including with respect to the Transactions).

(d) The Company shall use commercially reasonable efforts to provide cooperation to Parent regarding modifications to the structure of the Transactions that Parent reasonably requests, including such modifications that are intended to mitigate, reduce, or eliminate any Transfer Tax or other Tax that may be borne by any Acquired Company, Parent, Merger Sub, the Surviving Entity, any Affiliate thereof, or any direct or indirect owner of Parent (which, by way of example, may include the transfer of one or more assets or equity interests in one or more Subsidiaries to one or more designees of Parent immediately prior to the Closing); provided that (i) any such changes do not have an adverse effect on the Company or its stockholders, including any adverse effect on the time by which the Merger may be consummated, (ii) neither the Company nor any of its Subsidiaries shall be required to take any action in contravention of (A) any Organizational Document of any Acquired Company, (B) any Company Material Contract, or (C) applicable Law, (iii) any such modifications or other obligations of the Company or its Subsidiaries to incur any liabilities with respect thereto (other than customary and reasonable joinder agreements), shall be contingent upon all of the conditions set forth in Article 6 having been satisfied (or, with respect to Section 6.2, waived) and receipt by the Company of a written notice from Parent to such effect and that the Parent Parties are prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company that the Closing will occur (it being understood that in any event the transactions described in this Section 5.16(d) will be deemed to have occurred prior to the Closing), (iv) such modifications (or the inability to complete such modifications) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Merger Consideration, and (v) neither the Company nor any of its Subsidiaries shall be required to take any such action that could adversely affect the classification of the Company as a REIT, or would reasonably be expected to adversely affect the intended tax treatment of the Transactions. Such modifications shall be undertaken in the manner (including in the order) specified by Parent and, subject to the limits set forth above and except as agreed by Parent and the Company, such actions or transactions shall be implemented immediately prior to or concurrent with the Closing. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of its Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 5.16(d). The Company shall not be deemed to have made a Change in Recommendation or entered into or agreed to enter an Alternative Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by Parent in accordance with this Section 5.16(d).

(e) Parent and Merger Sub shall, on a joint and several basis, (i) reimburse the Company for any out-of-pocket costs incurred by any Acquired Company in connection with the cooperation under Section 5.16(d), and (ii) indemnify, defend and hold harmless the Acquired Companies, their Affiliates and their respective Representatives from and against any and all documented out-of-pocket costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities suffered or incurred by any of them in connection with performing their obligations under Section 5.16(d), except to the extent such costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities are suffered or incurred as a direct result of bad faith, gross negligence or willful misconduct by the Acquired Companies, their Affiliates or their respective Representatives as determined by a court of competent jurisdiction in a final judgment not subject to further appeal. This Section 5.16(e) shall survive the consummation of the Merger and the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced (x) following any termination of this Agreement, by the Acquired Companies, and (y) following consummation of the Merger and the Closing or any termination of this Agreement, by Affiliates and Representatives of the Acquired Companies, in each case, who are each third-party beneficiaries of this Section 5.16(e).

(f) Prior to the Closing, the Company shall deliver to Parent a duly completed and executed IRS Form W-9 with respect to the Company, dated as of the Closing Date.

Section 5.17 Stock Exchange Delisting; Deregistration. Prior to the Merger Effective Time, the Company and, following the Merger Effective Time, Parent and the Surviving Entity, shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to cause the delisting of the Company and of the shares of Company Common Stock from the NYSE as promptly as practicable after the Merger Effective Time and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 5.18 Takeover Statutes. The Company shall not take any action that would cause the Transactions, including the Merger, to be subject to requirements imposed by any Takeover Statute. If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Merger or any other Transactions, each of the Company and Parent, as applicable, shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 5.19 Equity Syndication.

(a) Following the No-Shop Period Start Date, the Parent Parties, the Sponsors and their respective Affiliates may, at Parent’s expense, solicit, negotiate and enter into investment agreements with potential equity investors in Parent and/or a direct or indirect subsidiary or holding company of Parent (the “Equity Syndication”); provided, that, no equity investor may be included, directly or indirectly, in any such Equity Syndication if any of the following results or would be reasonably likely to result from the contemplated investment (the “Applicable Investment”) by such equity investor (the “Applicable Investor”), other than, in each case, in de minimis respects: (i) the imposition of new, or additional, conditions to the Closing, diminution of the likelihood of the Closing occurring, or adverse impact on the Debt Financing, (ii) any delay of the Closing (including any delay in filing for, or obtaining, the CFIUS Approval), or (iii) any adverse impact on the likelihood of receiving any required consents from any Governmental Entity in connection with the Transactions (including, for the avoidance of doubt, pursuant to Section 5.4); provided, further, that in no event shall any Applicable Investment result in (A) any Person or group (as defined under the Exchange Act), other than the Sponsors (or their respective controlled Affiliates) (or, in the case of Merger Sub, Parent), directly or indirectly owning beneficially or of record more than forty percent (40)% of either the voting or economic interests in Parent or Merger Sub, or (B) the Sponsors (and their respective controlled Affiliates) (or, in the case of Merger Sub, Parent) directly or indirectly owning beneficially or of record less than sixty percent (60)% of each of the voting and economic interests in Parent or Merger Sub, or otherwise ceasing to retain (or result in any other Person or group of Persons obtaining), through voting securities or any other direct or indirect contractual or governance arrangement, control of the majority of the board of directors (or applicable governing body or entity), or the power to exercise a controlling influence over the management or policies, of Parent or Merger Sub or any Person controlling the foregoing. Parent shall provide the Company with reasonable advance notice and reasonable access to information in connection with any Applicable Investor or Applicable Investment and, promptly upon request by the Company, provide to the Company such information regarding any

Applicable Investor or Applicable Investment as the Company may reasonably request. The Company shall use commercially reasonable efforts to provide, and shall cause each of its Subsidiaries and its and their respective Representatives to use commercially reasonable efforts to provide, to the Parent Parties cooperation reasonably requested and customary in connection with the Equity Syndication; provided, however, that the Company shall not be required to provide, or cause its Subsidiaries or its and their respective Representatives to provide, cooperation under this Section 5.19 that: (i) unreasonably interferes with the ongoing business of the Acquired Companies; (ii) causes any covenant, representation or warranty in this Agreement to be breached (unless waived by Parent in writing); (iii) causes any closing condition set forth in Article 6 to fail to be satisfied or otherwise causes the breach of this Agreement (unless waived by Parent in writing) or any Company Material Contract to which any of the Acquired Companies is a party; (iv) requires the Acquired Companies to incur any Liability in connection with the Equity Syndication prior to the Closing; (v) requires the Acquired Companies or their respective directors, trustees, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document, certificate or instrument or adopt any resolutions with respect to the Equity Syndication; (vi) requires the Acquired Companies to give any legal opinion or other opinion of counsel; (vii) requires the Acquired Companies to provide any information that is prohibited or restricted by applicable Law or applicable confidentiality undertaking or that constitutes privileged information or attorney-client work product; (viii) requires the Acquired Companies to take any action that is prohibited or restricted by, or will conflict with or violate, its Organizational Documents; (ix) results in any officer or director of the Acquired Companies incurring personal Liability with respect to any matter relating to the Equity Syndication or requires any officer, trustee, director or other Representative of the Company or any of its Subsidiaries to deliver any certificate that such officer, trustee, director or other Representative reasonably believes, in good faith, contains any untrue certifications; or (x) requires the Acquired Companies or their Representatives, as applicable, to waive or amend any terms of this Agreement.

(b) Parent and Merger Sub shall, on a joint and several basis, (i) reimburse the Company for any out-of-pocket costs incurred by any Acquired Company in connection with any Equity Syndication, and (ii) indemnify, defend and hold harmless the Acquired Companies, their Affiliates and their respective Representatives from and against any and all documented out-of-pocket costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities suffered or incurred by any of them in connection with any Equity Syndication and any information utilized in connection therewith, except to the extent such costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities are suffered or incurred as a direct result of bad faith, gross negligence or willful misconduct by the Acquired Companies, their Affiliates or their respective Representatives as determined by a court of competent jurisdiction in a final judgment not subject to further appeal. This Section 5.19(b) shall survive the consummation of the Merger and the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced (x) following any termination of this Agreement, by the Acquired Companies, and (y) following consummation of the Merger and the Closing or any termination of this Agreement, by Affiliates and Representatives of the Acquired Companies, in each case, who are each third-party beneficiaries of this Section 5.19(b).

(c) Parent shall deliver to the Company (i) written notice of the completion of the Equity Syndication promptly (and in any event within 24 hours) and (ii) a true, correct and complete schedule setting forth the record and beneficial ownership interests of Parent no later than two (2) Business Days following the completion of the Equity Syndication. Notwithstanding the entry into or consummation of any Equity Syndication, the Equity Commitment Letters shall remain in full force and effect (it being agreed that no Equity Syndication shall in any way reduce or otherwise limit the aggregate commitment or any obligations or liability under the Equity Commitment Letters of the parties thereto).

ARTICLE 6

CONDITIONS TO THE MERGERS

Section 6.1 Conditions to the Obligations of Each Party. The obligations of each party to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable Law, waiver by each of Parent and the Company, on or prior to the Closing, of the following conditions:

(a) the Company Stockholder Approval shall have been obtained; and

(b) no temporary restraining Order, preliminary or permanent injunction or other Order preventing the consummation of the Merger shall have been issued by any Governmental Entity of competent jurisdiction and remain in effect, and there shall not be any Law enacted or deemed applicable to the Merger that makes consummation of the Merger illegal or otherwise restricts or prohibits consummation of the Merger.

Section 6.2 Conditions to the Obligations of the Parent Parties. The obligation of the Parent Parties to consummate the Merger is subject to the satisfaction, or waiver by Parent, at or prior to Closing, of the following conditions:

(a) (i) other than the representations and warranties set forth in Section 3.1 (Organization and Good Standing; Subsidiaries), Section 3.3 (Capitalization), Section 3.16 (Authority; Binding Nature of Agreement), Section 3.17 (Vote Required), Section 3.20 (Brokers) and Section 3.22 (Takeover Statutes), the representations and warranties of the Company set forth in Article 3 of this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be so true and correct that have not had, and would not have, a Company Material Adverse Effect; (ii) the representations and warranties set forth in Section 3.1 (Organization and Good Standing; Subsidiaries), Section 3.3 (Capitalization) (other than Section 3.3(a)), Section 3.16 (Authority; Binding Nature of Agreement), Section 3.17 (Vote Required), Section 3.20 (Brokers) and Section 3.22 (Takeover Statutes) shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); and (iii) the representations and warranties set forth in Section 3.3(a) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty in Section 3.3(a) expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure to be true and correct in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, any Parent Party and their Affiliates, individually or in the aggregate, that is more than $1,000,000;

(b) the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(c) since the date hereof, there shall not have occurred any Company Material Adverse Effect;

(d) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied;

(e) Parent shall have received a tax opinion of DLA Piper LLP (US) (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit A to this Agreement, dated as of the Closing Date (which such opinion shall be subject to customary assumptions, qualifications and representations, including representations made by the Acquired Companies, and which may contain such changes or modifications from the language set forth on such exhibit as may be deemed reasonably necessary or appropriate by DLA Piper LLP (US), or the applicable REIT counsel, with the consent of Parent, not to be unreasonably withheld, conditioned or delayed) to the effect that beginning with its taxable year ended December 31, 2011 and through and including its short taxable year that ends on the Closing Date, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code; and

(f) the parties shall have obtained CFIUS Approval.

Section 6.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction, or waiver by the Company, at or prior to Closing, of the following conditions:

(a) the representations and warranties of the Parent Parties set forth in Article 4 of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date);

(b) the Parent Parties shall each have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and

(c) the Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4 Frustration of Closing Conditions. None of the Parent Parties, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied (or to be able to be satisfied) to excuse it from its obligation to effect the Merger if such failure (or inability to be satisfied) was caused by such party’s failure to comply with or perform its obligations under this Agreement.

ARTICLE 7

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by the stockholders of the Company):

(a) by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, upon prior written notice to the other party;

(i) if the Merger shall not have occurred on or before 11:59 p.m., Eastern time, on March 31, 2023 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party if the failure of such party (and, in the case of Parent, including the failure of the other Parent Parties) to perform or comply in all material respects with the obligations, covenants or agreements of such party set forth in this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by the End Date;

(ii) if, prior to the Merger Effective Time, any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Transactions; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party if the issuance of such final, non-appealable Order was primarily due to the failure of such party (and, in the case of Parent, including the failure of the other Parent Parties) to perform in all material respects any of its obligations, covenants or agreements under this Agreement; or

(iii) if the Company Stockholder Approval has not been obtained upon a vote taken at the Stockholders Meeting (or any adjournment or postponement thereof); provided that the right to terminate this Agreement under this Section 7.1(b)(iii) shall not be available to any party if the failure to receive the Company Stockholder Approval was primarily due to the failure of such party (and, in the case of Parent, including the failure of the other Parent Parties) to perform in all material respects any of its obligations, covenants or agreements under this Agreement;

(c) by Parent, upon prior written notice to the Company:

(i) if there has been a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of the Company set forth in this Agreement, in each case, that would cause any of the conditions set forth in Section 6.1 and Section 6.2 not to be satisfied (a “Company Terminating Breach”), which breach or failure to perform cannot be cured, or if capable of cure, has not been cured by the earlier of thirty (30) days following written notice thereof from Parent to the Company and two (2) Business Days before the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 7.1(c)(i); or

(ii) if (A) at any time prior to receipt of the Company Stockholder Approval, the Company Board shall have effected a Change in Recommendation, or (B) any Acquired Company enters into any Alternative Acquisition Agreement; or

(d) by the Company, upon prior written notice to Parent:

(i) if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of the Parent Parties set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied (a “Parent Terminating Breach”), which breach or failure to perform cannot be cured, or, if capable of cure, has not been cured by the earlier of thirty (30) days following written notice thereof from the Company to Parent and two (2) Business Days before the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at the time the Company delivers notice of its election to terminate this Agreement pursuant to this Section 7.1(d)(i);

(ii) if, prior to the Company Stockholder Approval, the Company Board shall have effected a Change in Recommendation in respect of a Superior Proposal, in respect of which the Company has complied in all respects with Section 5.2 (other than any non-compliance that was immaterial and unintentional), and the Company Board has approved, and concurrently with such termination the Company enters into, a definitive agreement providing for the implementation of such Superior Proposal, but only if the Company is not then in breach of Section 5.2; provided that such termination shall not be effective until the Company has paid in full the Company Termination Fee in accordance with Section 7.3(b); or

(iii) if (A) the conditions set forth in Section 6.1 and Section 6.2 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing; provided that each such condition is then capable of being satisfied at a Closing on such date) have been satisfied or waived by Parent, (B) on or after the date the Closing should have occurred pursuant to Section 2.3(a), the Company has irrevocably notified Parent in writing that all of the conditions set forth in Article 6 have been satisfied or, with respect to the Company’s conditions, waived (or would be satisfied or waived if the Closing were to occur on the date of such notice) and the Company is ready, willing and able to consummate the Merger, and (C) the Parent Parties fail to consummate the Merger within three (3) Business Days after the delivery by the Company to Parent of such notice and the Company stood ready, willing and able to effect the Closing through the end of such three Business Day period.

Section 7.2 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and be of no further force or effect without Liability of any party (or any Affiliate or Representative of such party) relating to, based on or arising under or out of this Agreement, the Transactions or the subject matter hereof (including the negotiation and performance of this Agreement); provided, however, that the provisions of (a) this Section 7.2, (b) Section 7.3, (c) the last sentence of Section 5.5, (d) Section 5.7, (e) Section 5.13(e), (f) Section 5.14, (g) Section 5.16(e), (h) Section 5.19(b), and (i) Article 8 shall survive any termination hereof pursuant to Section 7.1. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of the Parent Parties or the Company shall be relieved or released from any Liabilities or damages (which the parties hereto acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, to the extent proven, the benefit of the bargain lost by such party or such party’s equity holders (taking into consideration relevant matters, including the Merger Consideration, other combination opportunities and the time value of money), which shall be deemed to be damages of such party) arising out of its knowing or intentional breach of any provision of this Agreement or any other agreement delivered in connection herewith or fraud, subject only, with respect to any such Liabilities of the Company, to Section 7.3(b), and with respect to any such Liabilities of the Parent Parties, to Section 8.11(c). For the avoidance of doubt (i) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; provided, that the Parent Parties shall each be treated as if they were a party thereto to the same extent as the applicable Affiliate of G Sponsor party thereto and OS Sponsor, and (ii) each Equity Commitment Letter shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

Section 7.3 Expenses; Termination Fees.

(a) Except as otherwise set forth in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such cost or expense, except that Parent shall pay, whether or not the Merger or any other Transaction is consummated, all costs and expenses incurred in connection with the Exchange Agent.

(b) In the event that:

(i) this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii) (Change in Recommendation/Alternative Acquisition Agreement);

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii) (Superior Proposal); or

(iii) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) (Failure to Close Prior to End Date) (and at the time of such termination the Company would not have been entitled to terminate this Agreement pursuant to Section 7.1(d)(iii) (Parent Failure to Close)) or Section 7.1(b)(iii) (Failure to Obtain Company Stockholder Approval), or by Parent pursuant to Section 7.1(c)(i) (Company Terminating Breach) and (A) an Acquisition Proposal shall have been received by the Company or its Representatives or any Person shall have publicly proposed or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (and, in the case of a termination pursuant to Section 7.1(b)(iii), such Acquisition Proposal or publicly proposed or announced intention shall have been made prior to the Stockholders Meeting) and (B) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement providing for the implementation of any Acquisition Proposal, or any Acquisition Proposal is consummated (provided that for purposes of this subsection (iii), each reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be references to “more than 50%”);

then the Company shall pay, as directed by Parent, the Company Termination Fee by wire transfer of same-day funds to an account designed by Parent (1) in the case of Section 7.3(b)(i), within three (3) Business Days after termination of this Agreement pursuant to Section 7.1(c)(ii), (2) in the case of Section 7.3(b)(ii), substantially concurrently with the termination of this Agreement pursuant to Section 7.1(d)(ii), and (3) in the case of Section 7.3(b)(iii), within three (3) Business Days after the earlier of the entry into a definitive agreement in respect of the Acquisition Proposal referred to in clause (B) of Section 7.3(b)(iii), or the consummation of such Acquisition Proposal. For the avoidance of doubt, any payment made by the Company under this Section 7.3(b) shall be payable only once with respect to Section 7.3(b) and not in duplication, even though such payment may be payable under one or more provisions hereof. In the event that Parent shall receive full payment of the Company Termination Fee pursuant to this Section 7.3(b), the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Parent Parties, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, the Company shall have no further Liability, whether pursuant to a claim at Law or in equity, to the Parent Parties or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Parent Parties, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any Legal Proceeding against the Acquired Companies or their Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Company Termination Fee), any of the Transactions or any matters forming the basis for such termination; provided that if the Company fails to pay the Company Termination

Fee and any Parent Party commences a suit which results in a final, non-appealable judgment against the Company for the Company Termination Fee or any portion thereof, then the Company shall pay to the Parent Parties their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Company Termination Fee at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(c) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 7.1(d)(i) (Parent Terminating Breach); or

(ii) this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii) (Parent Failure to Close),

then, if the Company elects for the provisions of this Section 7.3(c) to apply, Parent shall pay, as directed by the Company, the Parent Termination Fee by wire transfer of same-day funds to an account designed by the Company, on the third (3rd) Business Day following such termination in accordance with Section 7.4. In the event that the Company shall receive full payment of the Parent Termination Fee pursuant to this Section 7.3(c), the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and except for the amounts payable or reimbursable by Parent pursuant to the provisions of Section 5.13(e), Section 5.16(e) and Section 5.19(b) (collectively, the “Parent Expenses”), and the obligation of the Parent Parties to pay any Recovery Costs, none of the Parent Parties and the Debt Financing Source Parties, any of their respective Affiliates, or any other Non-Recourse Party shall have any further Liability, whether pursuant to a claim at Law or in equity, to the Company or any of its Affiliates in connection with this Agreement (and the termination hereof) (including the Debt Financing and the Equity Financing), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company, any of its Affiliates or any other Person shall be entitled to bring or maintain any Legal Proceeding against the Parent Parties or any Debt Financing Source Party, or any of their respective Affiliates or any other Non-Recourse Party, for damages or any equitable relief arising out of or in connection with this Agreement, any of the Transactions (including the Debt Financing and the Equity Financing) or any matters forming the basis for such termination (other than equitable relief to require payment by Parent of the Parent Termination Fee and/or any Parent Expenses); provided that if Parent fails to pay the Parent Termination Fee and/or any Parent Expenses and the Company commences a suit which results in a final, non-appealable judgment against Parent for the Parent Termination Fee and/or any Parent Expenses, or any portions thereof, then Parent shall pay the Company, in accordance with Section 7.4, its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Parent Termination Fee and/or Parent Expenses at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding) (the “Recovery Costs”).

Section 7.4 Payment of Amount or Expense.

(a) In the event that Parent is obligated to pay the Company the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs set forth in Section 7.3, the Company shall be entitled to receive from the Parent Termination Fee, Parent Expenses and Recovery Costs deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs and (ii) the sum of (A) the maximum amount that can be paid to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (I) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by the Company’s independent certified public accountants, plus (B) in the event the Company receives either (1) an opinion from the Company’s outside counsel as described in Section 7.4(b)(ii), or (2) a letter from the Company’s counsel indicating that the Company has received a ruling from the IRS described in Section 7.4(b)(iii), an amount equal to the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs less the amount payable under clause (A) above. In the event Parent is obligated to pay to the Company the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs pursuant to Section 7.3(c), then, at the Company’s request and without duplication of amounts received by the Company pursuant to the preceding sentence, Parent shall deposit into escrow an amount in cash equal to the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs with an escrow agent selected by Parent and on such terms (subject to Section 7.4(b)) as shall be mutually agreed upon by the Company, Parent and the escrow agent. The payment, or deposit into escrow of, the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs pursuant to this Section 7.4(a) shall be made by wire transfer at the time Parent is obligated to pay the Company such amount pursuant to Section 7.3.

(b) The escrow agreement shall provide that the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs in escrow or any portion thereof shall not be released to the Company unless the escrow agent receives any one or combination of the following: (i) a letter from the Company’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Company without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from the Company’s accountants revising that amount, in which case the escrow agent shall release such amount to the Company, (ii) a letter from the Company’s counsel indicating that the Company’s outside counsel has rendered a legal opinion to the effect that the release of the remainder of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs (or portion thereof) from the escrow should not cause the Company to fail to qualify as a REIT, in which case the escrow agent shall release the remainder of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs (or portion thereof) to the Company, or (iii) a letter from the Company’s counsel indicating that the Company received a ruling from the IRS holding that the receipt by the Company of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that the Company’s outside counsel has rendered a legal opinion to the effect that the receipt by the Company of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs to the Company. Parent agrees to amend this Section 7.4 at the reasonable written request of the Company in order to (x) maximize the portion of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs that may be distributed to the Company hereunder without causing the Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve the Company’s chances of securing a favorable ruling described in this Section 7.4(b) or (z) assist the Company in obtaining a favorable legal opinion from its outside counsel as described in this Section 7.4(b); provided that no such amendment shall adversely affect Parent, its Affiliates or its direct or indirect owners. The escrow agreement shall also provide that any portion of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs that remains unpaid as of the end of a tax year shall be paid as soon as possible during the following tax year, subject to the foregoing limitations of this Section 7.4; provided that any portion of the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs that remains unpaid as of December 31 following the date which is five (5) years from the date of this Agreement shall be released by the escrow agent to Parent. Parent shall not be a party to such escrow agreement and shall not bear any cost of or have Liability resulting from the escrow agreement. The Company shall fully indemnify Parent and hold Parent harmless from and against any such cost or Liability.

ARTICLE 8

MISCELLANEOUS PROVISIONS

Section 8.1 Amendment. Prior to the Merger Effective Time, this Agreement may be amended with the mutual agreement of the Company and the Parent Parties at any time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything to the contrary contained herein, no amendment to Section 7.3(c), this Section 8.1, Section 8.5, Section 8.6, Section 8.8, Section 8.11 or Section 8.12 that is adverse to the interests of any Debt Financing Source Party will be effective against a Debt Financing Source Party without the prior written consent of such Debt Financing Source Party adversely affected.

Section 8.2 Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption.

Section 8.3 No Survival of Representations and Warranties. None of the representations and warranties of the Company or the Parent Parties contained in this Agreement, or contained in any certificate, schedule or document delivered pursuant to this Agreement or in connection with any of the Transactions, shall survive the Merger Effective Time.

Section 8.4 Entire Agreement; Certain Acknowledgments. This Agreement, the Confidentiality Agreement, the exhibits and schedules to this Agreement, the Company Disclosure Schedule and the Equity Commitment Letters constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. Without limiting the generality of the foregoing, (a) the Parent Parties acknowledge and agree that the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 3 (including the Company Disclosure Schedule), that they are not relying and have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 3 (including the Company Disclosure Schedule), and that no employee, agent, advisor or other Representative of the Company has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement; (b) the Parent Parties acknowledge and agree that, except as expressly set forth in this Agreement, (i) neither the Company nor any of its Representatives has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Company or its Affiliates furnished or made available to the Parent Parties and its Representatives, and (ii) neither the Company nor any other Person shall be subject to any Liability to the Parent Parties or any other Person resulting from the Company’s making available to the Parent Parties or Parent Parties’ use of such information, or any information, documents or material made available to the Parent Parties in any due diligence materials provided to the Parent Parties, including in the “data room,” management presentations (formal or informal) or in any other form in connection with the Transactions; (c) the Parent Parties acknowledge and agree that, except as expressly set forth in this Agreement, the Company has not made and is not making any representations or warranties whatsoever regarding any forecasts, projections, estimates or budgets discussed with, delivered to or made available to the Parent Parties, or otherwise regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or the future business and operations of the Company; (d) the Company acknowledges and agrees that the Parent Parties have not made and are not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 4, that it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 4, and that no Representative of the Parent Parties has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement; and (e) the Company acknowledges and agrees that, except as expressly set forth in this Agreement, (i) neither the Parent Parties nor any of their Representatives has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Parent Parties or their Affiliates furnished or made available to the Company and its Representatives, and (ii) neither the Parent nor any other Person shall be subject to any Liability to the Company or any other Person resulting from Parent making available to the Company or the Company’s use of such information.

Section 8.5 Applicable Law; Jurisdiction; Wavier of Jury Trial. This Agreement is made under, and shall be construed and enforced in accordance with, the Laws of the State of Maryland applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of Law, in each case except with respect to (a) matters otherwise covered by the last sentence of this Section 8.5, or (b) the Debt Financing Source Parties, or any of their rights, obligations, actions or omissions with respect thereto. Each of the parties hereby irrevocably and unconditionally consents to and submits to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland), Business and Technology Case Management Program and/or the U.S. District Court for the District of Maryland (the “Chosen Courts”) for any litigation arising out of this Agreement and the Transactions (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in a Chosen Court and agree not to plead or claim in a Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding in the courts of the State of Maryland to Maryland’s Business and Technology Case Management Program. Nothing in this Agreement shall limit or affect the rights of any party to pursue appeals from any judgments or Order of a Chosen Court as provided by Law. Each of the parties agrees, that service of process may be made on such party by prepaid certified mail in the manner provided in Section 8.7 with a proof of mailing receipt validated by the U.S. Postal Service constituting evidence of valid service. Service made pursuant to the foregoing shall have the same legal force and effect as if served upon such party personally within the State of Maryland. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING, OR ANY PORTION OF THE FOREGOING, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING, THE TRANSACTIONS, OR ANY PORTION OF THE FOREGOING, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, INCLUDING ANY ACTION OR LEGAL PROCEEDING AGAINST ANY DEBT FINANCING SOURCE PARTY. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGE THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE

IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5. Notwithstanding anything to the contrary contained in this Agreement, each of the parties to this Agreement (i) agrees that it will not bring or support any Person in any Legal Proceeding before any Governmental Entity of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Source Parties in any way relating to this Agreement or any of the Transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Financing Documents, the Debt Financing Agreements, or the performance of any of the forgoing, or the Debt Financings contemplated by the forgoing, in any forum other than the United States Federal and New York State courts located in the Borough of Manhattan, New York County, State of New York (and of the appropriate appellate courts therefrom) and (ii) agrees that, except as specifically set forth in the Debt Commitment Letter or the applicable Debt Financing Agreement, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Source Parties in any way relating to this Agreement, the Debt Financing Documents, the Debt Financing Agreements, or the performance of any of the foregoing, or the Debt Financings contemplated by the foregoing, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 8.6 Assignability; Parties in Interest. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assignable by any party without the express written consent of the other parties hereto, and any attempt to make any such assignment without such consent shall be null and void; provided, however, that, prior to the mailing of the Proxy Statement to the Company’s stockholders, Parent may designate, by written notice to the Company, one or more wholly owned direct or indirect Subsidiaries of Parent to be a party to the Mergers in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, further, that any such designation shall not impede or delay the consummation of the Transactions in any respect or otherwise adversely affect the Company. Upon and after the Merger Effective Time, the Parent Parties may assign their rights under this Agreement to any parties providing secured debt financing for purposes of creating a security interest herein, including in connection with the Debt Financing. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to or shall confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and permitted assigns any rights, remedies, obligations or Liabilities under or by reason of this Agreement, except as provided in Section 5.9, which provision shall inure to the benefit of the Indemnified Parties who shall be third-party beneficiaries thereof and who may enforce the covenants contained therein; provided that Section 7.3(c), Section 8.1, Section 8.5, this Section 8.6, Section 8.8, Section 8.11 and Section 8.12 (in each case as they relate to the Debt Financing Source Parties) are intended to be for the benefit of, and shall be enforceable by, the Debt Financing Source Parties. The parties hereto further agree that the rights of third-party beneficiaries under Section 5.9 shall not arise unless and until the Merger Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 8.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date delivered or sent if delivered in Person or sent by email (provided confirmation of email is obtained), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail, or (c) on the next Business Day if transmitted by nationally recognized overnight courier, in each case as follows:

if to the Parent Parties or the Surviving Entity, to:

Ivory Parent, LLC
c/o GIC Real Estate, Inc. 280 Park Avenue, 9th Floor New York, New York 10017
Attention:	Jesse Hom
E-mail:	See Section 8.7 of the Parent Disclosure Schedule
and to:

c/o GIC Real Estate, Inc. 280 Park Avenue, 9th Floor New York, New York 10017
Attention:	Daniel Santiago
E-mail:	See Section 8.7 of the Parent Disclosure Schedule

and to:

Oak Street Real Estate Capital, LLC 30 N. LaSalle Street, Suite 4140 Chicago, Illinois 60602
Attention:	Michael Reiter
Jared Sheiker
E-mail:	See Section 8.7 of the Parent Disclosure Schedule

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001

Attention:	Blair Thetford, Esq.
E-mail:	blair.thetford@skadden.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP 155 N Upper Wacker Drive Chicago, Illinois 60606

Attention:	Nancy Olson, Esq.
E-mail:	nancy.olson@skadden.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022

Attention:	Michael P. Brueck, P.C.
Tobias D. Schad
E-mail:	michael.brueck@kirkland.com
tobias.schad@kirkland.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654

Attention:	David A. Rosenberg, P.C.
E-mail:	david.rosenberg@kirkland.com

if to the Company (prior to the Merger) to:

STORE Capital Corporation 8377 East Hartford Drive, Suite 100 Scottsdale, Arizona 85255

Attention:	Mary Fedewa President and Chief Executive Officer
E-mail:	mfedewa@storecapital.com

with copies (which shall not constitute notice) to:

DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016-4232

Attention:	David P. Lewis, Esq.
Kerry E. Johnson, Esq.
E-mail:	david.lewis@us.dlapiper.com
kerry.johnson@us.dlapiper.com

Section 8.8 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term. Notwithstanding the foregoing, the parties intend that the provisions set forth in Section 7.3(c), Section 8.1, Section 8.5, Section 8.6, this Section 8.8, Section 8.11 and Section 8.12 (in each case as they relate to the Debt Financing Source Parties) shall be construed as an integral provision of this Agreement and that such provisions shall not be severable in any manner that diminishes the rights or increases the liability of any Debt Financing Source Party.

Section 8.9 Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.10 Obligation of Parent. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement the Merger, and the other Transactions. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub of its covenants, obligations and undertakings required to be performed by Merger Sub under this Agreement and the Transactions, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance. As applicable, references in this Section 8.10 to “Merger Sub” shall also include the Surviving Entity following the Merger Effective Time.

Section 8.11 Specific Performance; Parent Liability Cap.

(a) The parties hereto agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such harm. The parties hereto agree that unless and until this Agreement is terminated in accordance with Section 7.1 and any dispute over the right to termination has been finally resolved, (i) the parties hereto shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 8.5 to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (other than the Parent Parties obligation to effect the Closing, which shall be governed by the next sentence), without bond or other security being required, this being in addition to any remedy to which they are entitled pursuant to Section 7.2 or Section 7.3, and (ii) the right of specific enforcement is an integral part of the Transactions, including the Merger, and without that right, none of the Company or the Parent Parties would have entered into this Agreement. The parties hereto further agree that unless and until this Agreement is terminated in accordance with Section 7.1 and any dispute over the right to termination has been finally resolved, the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce the Parent Parties’ obligations to effect the Closing on the terms and conditions set forth herein in the event that (A) the conditions set forth in Section 6.1 and Section 6.2 (other than those conditions that by their nature are to be satisfied at the Closing; provided that each such condition is then capable of being satisfied at the Closing) have been satisfied or waived and (B) the Debt Financing is available to be funded at the Closing and has been funded or will be funded if the Equity Financing is funded, in each case in accordance with the terms of the Debt Commitment Letter, (C) Parent has failed to consummate the Closing at the time when it was required under Section 2.3, and (D) the Company has irrevocably confirmed in writing to Parent that if specific performance were granted and the Debt Financing and Equity Financing were funded, then the Closing would occur in accordance with Section 2.3 (such clauses (A), (B), (C) and (D), together, the “Specific Performance Conditions”). Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other of such parties has an adequate remedy at Law or that any such injunction or award of specific performance or other equitable relief is not an appropriate remedy for any reason; provided that solely with respect to the equitable remedy to specifically enforce the Parent Parties’ obligation to effect the Closing, the Parent Parties may oppose the granting of specific performance only on the basis that one of the Specific Performance Conditions has not been satisfied. The parties hereto further agree that (x) following the Company’s termination of this Agreement in accordance with Section 7.1, the Company shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 8.5 to enforce specifically the Parent Parties’ surviving obligations herein, including with respect to the payment of monetary damages under Section 7.2 or the payments to which the Company is entitled under Section 7.3(c), and (ii) following Parent’s termination of this Agreement in accordance with Section 7.1, Parent shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 8.5 to enforce specifically the Company’s surviving obligations herein, including with respect to the payment of monetary damages under Section 7.2 or the payment to which Parent is entitled under Section 7.3(b); provided that the parties hereto acknowledge and agree that, while the Company may pursue a grant of specific performance prior to the termination of this Agreement in accordance with the terms of this Agreement, following a termination of this Agreement in accordance with the terms of this Agreement, under no circumstances shall the Company be permitted or entitled to seek a grant of specific performance to cause the Closing to occur.

(b) The parties hereto further agree that (i) by seeking the remedies provided for in this Section 8.11, a party shall not in any respect waive its right to seek any other form of relief that may be available to such party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.11 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 8.11 shall require any party to institute any Legal Proceeding for (or limit any party’s right to institute any Legal Proceeding for) specific performance under this Section 8.11 prior to or as a condition to exercising any termination right under Article 7 (and pursuing damages after such termination), nor shall the commencement of any Legal Proceeding pursuant to this Section 8.11 or anything set forth in this Section 8.11 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement that may be available at any time.

(c) Notwithstanding anything to the contrary in this Agreement (other than the final sentence of this Section 8.11(c)), the maximum aggregate Liability of the Parent Parties for monetary losses, damages, costs or expenses in connection with this Agreement, the Equity Commitment Letters and the Transactions shall be limited to an amount equal to the Parent Termination Fee, plus the Parent Expenses and the Recovery Costs (collectively, the “Parent Liability Cap”), and in no event shall the Company or any of its Affiliates seek any amount in excess of the Parent Liability Cap in connection with this Agreement, the Equity Commitment Letters or the Transactions or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise. In no event shall the Company or any of its Affiliates seek nor shall the Company permit to be sought on behalf of the Company any monetary damages of any kind, including consequential, indirect, or punitive damages, from any officer, director, agent or employee of the Parent Parties, any direct or indirect holder of any equity interests or securities of the Parent Parties or any direct or indirect director, officer, employee, partner, Affiliate, member, controlling Person or Representative of any of the foregoing, in connection with this Agreement or the Transactions (other than as expressly provided by and subject to the terms of the Equity Commitment Letters). Except for the liabilities and obligations of the parties to the Equity Commitment Letters, the Debt Commitment Letter and any other agreements pursuant thereto under any of the foregoing agreements to which they are parties and except for claims for fraud, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Transactions, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as the parties in the preamble to this Agreement (each, a “Contracting Party”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of any of the foregoing and the Sponsors and their respective Affiliates and Debt Financing Sources (collectively, the “Non-Recourse Party”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the Transactions or based on, in respect of, or by reason of this Agreement or the Transactions or the negotiation, execution, performance, or breach of this Agreement (other than, in each case, the liabilities and obligations of the parties to the Equity Commitment Letters, the Debt Commitment Letter, and any other agreements pursuant thereto and under any of the foregoing agreements to which they are expressly identified as parties), and, to the maximum extent permitted by applicable Law, each Contracting Party, on behalf of itself and its Affiliates, hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Non-Recourse Party. Without limiting the foregoing, to the maximum extent permitted by applicable Law, except as provided in the Equity Commitment Letters, the Debt Commitment Letter and any other agreements pursuant thereto, (i) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impute or extend the liability of a Contracting Party to any Non-Recourse Party, whether based on statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (ii) each Contracting Party disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Subject to the terms of the Equity Commitment Letters, in connection with a valid Order requiring Parent to specifically perform the Closing of the Transactions under this Agreement, the Company may enforce the terms of the Equity Commitment Letters in accordance with their terms. Notwithstanding the foregoing provisions of this Section 8.11(c) and any other provision of this Agreement to the contrary, but subject to the terms and conditions of the Equity Commitment Letters (and without limiting the Company’s remedies thereunder), the Company may seek to cause Parent to enforce the terms of such Equity Commitment Letters to cause the other parties thereto to provide funds to Parent to permit Parent to satisfy (i) any Order or award of damages in favor of the Company obtained by the Company in accordance with Section 7.2, and/or (ii) payment by Parent of the Parent Termination Fee, Parent Expenses and/or Recovery Costs, in each case, solely to the extent provided therein and in accordance with their respective terms. Notwithstanding anything herein to the contrary and for the avoidance of doubt, (A) nothing in this Section 8.11(c) shall limit in any way the Company’s right to an injunction, specific performance or other equitable remedy in accordance with Section 8.11(a), and (B) nothing in this Section 8.11 nor Section 7.3 shall limit in any way any fraud remedies or the remedies of the parties under the Confidentiality Agreement.

Section 8.12 Debt Financing Source Matters. The parties to this Agreement hereby agree that the Debt Financing Source Parties shall not have any liability (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) for any liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever arising under, out of, in connection with or related in any manner to the Transactions, this Agreement, or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach; provided that nothing in this Section 8.12 shall limit the liability or obligations of the Debt Financing Source Parties (i) to the Parent Parties (and their respective successors and assigns) and the other parties to the Debt Commitment Letter under any Debt Financing Document or Debt Financing Agreement or (ii) following the Closing to the Surviving Entity (and its successors and assigns) and the other parties to the definitive financing agreements with respect to the Debt Financing.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

STORE CAPITAL CORPORATION

By:	/s/ Mary Fedewa
Name: Mary Fedewa
Title: President and Chief Executive Officer

IVORY PARENT, LLC

By:	/s/ Jesse Hom
Name: Jesse Hom
Title: Authorized Signatory

By:	/s/ Daniel Santiago
Name: Daniel Santiago
Title: Authorized Signatory

IVORY REIT, LLC

By:	/s/ Daniel Santiago
Name: Daniel Santiago
Title: Director

[Signature Page to Merger Agreement]

EXHIBIT A

Form of Company Counsel Tax Opinion